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As filed with the Securities and Exchange Commission on April 6, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

21st Century Insurance Group
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	6331 (Primary Standard Industrial Classification Code No.)	95-1935264 (I.R.S. Employer Identification No.)
6301 Owensmouth Avenue Woodland Hills, CA 91367 (818) 704-3700 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Michael Cassanego
21st Century Insurance Group
6301 Owensmouth Avenue Woodland Hills, CA 91367
(818) 704-3700
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With copies to:

Peter F. Ziegler
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071
(213) 229-7000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

5.90% Senior Notes Due 2013	$100,000,000	100%	$100,000,000	$12,670

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) promulgated under the Securities Act of 1933, as amended.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, Dated April 6, 2004

PROSPECTUS

21st CENTURY INSURANCE GROUP

Offer To Exchange
All Our Outstanding 5.90% Senior Notes Due 2013
For Our New 5.90% Senior Notes Due 2013
Which Have Been Registered Under the Securities Act

This exchange offer will expire at 5:00 p.m., New York City time,
on                        , 2004, unless extended.

  •
  We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

  •
  You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

  •
  The exchange of outstanding notes will not be a taxable exchange for United States federal income tax purposes.

  •
  The terms of the new notes to be issued are identical in all material respects to those of the outstanding notes, except that transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes and provisions relating to an increase in the interest rate borne by the old notes under circumstances related to the timing of this exchange offer do not apply.

  •
  Each broker-dealer that receives securities for its own account pursuant to the Exchange Offer ("Exchange Securities") must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Securities. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Securities received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. 21st Century Insurance Group has agreed that, for a period of 60 days after the expiration date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  •
  We will not receive any proceeds from the exchange offer.

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  There is no existing market for the new notes to be issued and we do not intend to apply for their listing on any securities exchange.

        See the "Description of Notes" section for more information about the new notes to be issued in this exchange offer.

        The new notes involve substantial risks similar to those associated with the outstanding notes. See the section entitled "Risk Factors" beginning on page 10 for a discussion of these risks.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated                        , 2004.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        Unless otherwise indicated, all references in this prospectus to "21st Century Group," "the Company," "we," "us," and "our" refer to 21st Century Insurance Group and its subsidiaries and references to "Parent" refer only to 21st Century Insurance Group.

i

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein contain statements that constitute forward-looking information. Investors are cautioned that these forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from the forward-looking statements as a result of various factors. You should not rely on forward-looking statements in this prospectus. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. You can usually identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential," or "continue" or with the negative of these terms or other comparable terminology.

        Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Forward-looking statements include, among other things, discussions concerning our potential expectations, beliefs, estimates, forecasts, projections and assumptions. Forward-looking statements may address, among other things:

  •
  our strategy for growth;

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  underwriting results;

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  our expected combined ratio and growth of written premiums;

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  product development;

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  computer systems;

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  regulatory approvals;

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  market position;

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  financial results;

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  dividend policy; and

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  reserves.

        It is possible that our actual results, actions and financial condition may differ, possibly materially, from the anticipated results, actions and financial condition indicated in these forward-looking statements. Important factors that could cause our actual results and actions to differ, possibly materially, from those in the specific forward-looking statements include those discussed in this prospectus under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as:

  •
  the effects of competition and competitors' pricing actions;

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  adverse underwriting and claims experience, including as a result of revived earthquake claims under California Senate Bill 1899;

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  customer service problems;

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  the impact on our operations of natural disasters, principally earthquake, or civil disturbance, due to the concentration of our facilities and employees in Woodland Hills, California;

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  the outcome of pending litigation;

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  information systems problems, including failures to implement information technology projects on time and within budget;

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  adverse developments in financial markets or interest rates;

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  results of legislative, regulatory or legal actions, including the inability to obtain approval for rate increases and product changes and adverse actions taken by state regulators in market conduct examinations; and

  •
  our ability to service the notes, including our ability to receive dividends and/or sufficient payments from our subsidiaries to service our obligations.

        We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WHERE YOU CAN OBTAIN MORE INFORMATION

        We file annual, quarterly and special reports and proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any document we file with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information on the operation of the Commission's Public Reference Room by calling the Commission at 1-800-SEC-0330. Our Commission filings are also available to the public over the Internet at the Commission's website at http://www.sec.gov. In addition, you may inspect our Commission filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may find additional information about us at our website at http://www.21st.com. The information on our website is not a part of this prospectus.

        We incorporate by reference into this prospectus the documents listed below that we have previously filed with the Commission and any future filings that we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until the date of the termination of the exchange offer:

  •
  Annual Report on Form 10-K for the year ended December 31, 2003; and

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  Current Report on Form 8-K, filed with the Commission on February 11, 2004.

        The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus or any document that we subsequently file with the Commission that is incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed to be a part of this prospectus except as so modified or superseded.

        You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:

21st Century Insurance Group
Investor Relations Department
6301 Owensmouth Ave, 11th Floor
Woodland Hills, CA 91367
Tel: (818) 673-3808

PROSPECTUS SUMMARY

        The following summary highlights selected information contained or incorporated by reference in this prospectus and does not contain all the information that may be important to you. You should read this entire prospectus, including the financial data and related notes and the documents incorporated by reference in this prospectus. The term "outstanding notes" and "old notes" refer to the 5.90% senior notes due 2013 issued on December 9, 2003. The terms "new notes" and "notes" refer to the 5.90% senior notes due 2013 offered by this prospectus.

The Exchange Offer

Notes Offered	$100,000,000 aggregate principal amount of new 5.90% Senior Notes due 2013, all of which will have been registered under the Securities Act.

The terms of the new notes offered in the exchange offer are identical in all material respects to those of the outstanding notes, except that certain transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes do not apply to the new notes.
Outstanding Notes	$100,000,000 aggregate principal amount of 5.90% Senior Notes due 2013, all of which were issued on December 9, 2003.
The Exchange Offer
We are offering to issue new notes in exchange for a like principal amount and like denomination of our outstanding notes. We are offering to issue these new notes, all of which will have been registered under the Securities Act, to satisfy our obligations under a registration rights agreement that we entered into with the initial purchasers of the outstanding notes when we sold the outstanding notes in a transaction that was exempt from the registration requirements of the Securities Act. You may tender your outstanding notes for exchange by following the procedures described under the caption "The Exchange Offer."

Tenders; Expiration Date; Withdrawal
The exchange offer will expire at 5:00 p.m., New York City time, on , 2004, which is 30 days after the commencement of the exchange offer, unless we extend it. If you decide to exchange your outstanding notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new notes. You may withdraw any outstanding notes that you tender for exchange at any time prior to the expiration of the exchange offer. If we decide for any reason not to accept any outstanding notes you have tendered for exchange, those outstanding notes will be returned to you without cost promptly after the expiration or termination of the exchange offer. See "The Exchange Offer—Terms of the Exchange Offer" for a more complete description of the tender and withdrawal provisions.
Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive.
U.S. Federal Income Tax Considerations	Your exchange of outstanding notes for new notes to be issued in the exchange offer will not result in any gain or loss to you for U.S. federal income tax purposes.
Use of Proceeds	We will not receive any cash proceeds from the exchange offer.
Exchange Agent	The Bank of New York
Consequences of Failure to Exchange Your Outstanding Notes
Outstanding notes that are not tendered, or that are tendered but not accepted, will continue to be subject to the restrictions on transfer that are described in the legend on those notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. We, however, will have no further obligation to register the outstanding notes. If you do not participate in the exchange offer, the liquidity of your outstanding notes could be adversely affected.
Consequences of exchanging your outstanding notes
Based on interpretations of the staff of the Commission, if you are not a broker or dealer, we believe that you may offer for resale, resell or otherwise transfer the new notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if you:
• acquire the new notes issued in the exchange offer in the ordinary course of your business;

•	are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the new notes issued to you in the exchange offer; and
•	are not our "affiliate" as defined in Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any new notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for or indemnify you against any liability you may incur.

Any broker-dealer that acquires new notes in the exchange offer for its own account in exchange for outstanding notes which it acquired through market-making or other trading activities must acknowledge that it will deliver a prospectus when it resells or transfers any new notes issued in the exchange offer. See "Plan of Distribution" for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

The Notes

        The terms of the new notes we are issuing in this exchange offer and the outstanding notes are identical in all material respects, except the new notes offered in the exchange offer:

  •
  will have been registered under the Securities Act;

  •
  will not contain transfer restrictions and registration rights that relate to the outstanding notes; and

  •
  will not contain provisions relating to the payment of liquidated damages to be made to the holders of the outstanding notes under circumstances related to the timing of the exchange offer.

        A brief description of the material terms of the new notes follows:

Issuer	21st Century Insurance Group
Notes Offered	$100,000,000 aggregate principal amount of 5.90% Senior Notes due 2013.
Maturity Date	The notes will mature on December 15, 2013.
Interest Payment Dates	We will pay interest on the notes semi-annually in arrears on June 15 and December 15 of each year, commencing June 15, 2004.

Ranking	The notes will be our senior unsecured obligations and will rank equally in right of payment with any of our existing and future unsecured and unsubordinated indebtedness.
The notes will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing that indebtedness.

As of December 31, 2003, our aggregate principal amount of indebtedness, comprised entirely of capital lease obligations and the old notes, was approximately $149 million (excluding intercompany liabilities).

We are a holding company and conduct our operations through our subsidiaries. However, the notes will not be guaranteed by any of our subsidiaries and will therefore be structurally subordinated to all indebtedness and other obligations, including trade payables and insurance liabilities, of our subsidiaries.

As of December 31, 2003, our subsidiaries' had approximately $924 million of total liabilities (including trade payables, capital lease obligations and insurance liabilities but excluding intercompany liabilities).
Optional Redemption
We may redeem the notes, at our option, at any time in whole, or from time to time in part, prior to maturity at the redemption price described under "Description of the New Notes—Optional Redemption."
Form and Denomination
The notes will be issued in denominations of $1,000 and any integral multiples of $1,000. The notes will be represented by one or more global certificates in fully registered, book-entry form without interest coupons, will be deposited with the trustee as custodian for The Depositary Trust Company, or "DTC," and will be registered in the name of Cede & Co. or another nominee designated by DTC except in limited circumstances.
Use of Proceeds	We will not receive any cash proceeds from the exchange offer.
Risk Factors	See "Risk Factors" immediately following this summary for a discussion of the factors that you should carefully consider before investing in the notes.

The Company

Overview

        We primarily market and underwrite personal automobile, motorcycle, and umbrella insurance in California. We also provide personal automobile insurance in four other western states (Arizona, Nevada, Oregon and Washington) and three midwestern states (Illinois, Indiana and Ohio). We began offering personal auto insurance in Illinois, Indiana and Ohio on January 28, 2004.(1) Twenty-four hours per day, 365 days a year, customers have the option to purchase insurance, service their policy or report a claim over the phone directly through our centralized licensed insurance agents at 1-800-211-SAVE or through our full service Internet site at www.21st.com. We believe that we have a reputation for high quality customer service and for being among the most efficient and lowest cost providers of personal auto insurance in the markets we serve.

(1)
Results from these new markets are not expected to be material in 2004.

        We were founded in 1958, and until recently were incorporated in California. Effective December 4, 2003, we were reincorporated under the laws of the State of Delaware. Several subsidiaries of American International Group, Inc. (hereinafter referred to as "AIG") together currently own approximately 63% of our outstanding common stock.

Corporate Strategy

        Our strategy is to build long-term shareholder value. We target a 15% growth rate in direct premiums written and a combined ratio of 96% for our personal auto lines based on generally accepted accounting principles in the United States ("GAAP"). We pursue our strategy through:

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  Product focus on personal automobile insurance;

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  Distribution focus on direct marketing;

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  Controlled operating expenses to achieve a competitive cost structure;

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  Geographic focus on the states we believe will offer us the greatest opportunity for profitable growth;

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  Disciplined pricing so as to achieve adequate and accurate rates;

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  Customer service emphasizing prompt response to customer inquiries, including claims processing, and effective control of the claims process; and

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  Capital management targeting conservative operating and financial leverage.

        We believe a competitive advantage can be obtained by operating more efficiently than our competitors. Our direct underwriting expense ratio for private passenger auto (defined as direct underwriting expenses on a statutory basis divided by direct premiums written), was lower than seven of our nine largest competitors in the markets in which we served for 2002. Our strategy for improving our underwriting expense ratio relies on a combination of continuous process improvement, innovation and applied technology, with continued focus on quality customer service and direct marketing.

        Since inception, our primary goal has been to achieve an underwriting profit through careful risk selection and appropriate pricing. We manage our business with a strict focus on underwriting profit rather than on premium growth or market share and have demonstrated our willingness to increase pricing to ensure adequate pricing of risk.

        We seek to protect our business through diligent claims management by experienced personnel. We maintain a culture of rigorously investigating claims, defending against fraud and litigating our claims as necessary.

        Our marketing and underwriting strategy is to appeal to careful and responsible drivers who desire a feature-rich product at a competitive price. We use direct mail, broadcast and print media, outdoor billboards, community events and the Internet to generate inbound telephone calls, which are serviced by centralized licensed insurance sales professionals. Because we centralize our sales professionals, we can deliver a highly efficient and professional experience to our customers.

        We proactively manage our capital structure to maintain adequate financial strength and flexibility. We seek to maintain conservative operating and financial leverage which will enable us to grow and preserve our financial strength ratings.

Growth Opportunities and Outlook

        Based on improving market conditions and our assessment of our ability to compete effectively, our goal is to achieve organic growth in our direct premiums written of 15% in 2004 and a combined ratio of 96% for our personal auto lines. Our direct distribution focus allows us to offer attractive features on many of our policies at a low cost and a competitive price. We believe our growth will be enhanced by the increased use of the Internet as a distribution channel. We expect to generate a majority of our growth in California, but also expect to introduce our products in several new states.

        We continually evaluate opportunities to expand our business model into additional states and into additional areas and products within the states we currently serve. In California, for example, we recently began writing motorcycle and "non-good driver" automobile insurance. We will also seek to increase our penetration of the Latino market—we are the only personal auto insurer amongst our peers to offer a full array of services in Spanish, including an Internet site in Spanish.

California Personal Automobile Insurance Industry

        In 2002, the most recent year for which such information is available, the California personal automobile insurance market encompassed approximately 11 million households and represented approximately $17 billion in direct premiums according to A.M. Best. The top ten writers of personal automobile insurance in California according to A.M. Best (and their 2002 market share) are: State Farm Group (14%), Zurich/Farmers Group (11%), California State Auto Group (9%), Allstate Insurance Group (9%), Automobile Club of Southern California Group (9%), Mercury General Group (9%), 21st Century Insurance Group (6%), USAA Group ("USAA") (3%), Government Employees Group (GEICO) (3%) and Progressive Insurance Group (2%).

Summary Financial Data

        Our operating performance has compared favorably with our closest peers. Our low expense ratio is largely due to our ability to directly write policies to our customers.

        In addition, our GAAP combined ratio for the personal auto line has steadily declined from 105.0% for the year ended December 31, 2000 to 96.5% for the year ended December 31, 2003. Personal automobile lines direct premiums written have steadily increased from $881.2 million in 2000 to $1,223.4 million in 2003.

        The following table summarizes key underwriting statistics for our personal auto lines and for our overall financial performance. All amounts set forth in the following tables are in thousands, except for ratios and per share data. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto, included elsewhere in this prospectus.

	Year Ended December 31,
	2003	2002	2001	2000	1999
Personal Auto Lines Data:
Direct premiums written(1)	$1,223,377	$995,794	$898,862	$881,212	$855,783
% growth in DPW	22.9%	10.8%	2.0%	3.0%	(0.6)%
Ceded premiums written(2)	(4,858)	(18,902)	(56,205)	(72,675)	(86,974)
Net premiums written	1,218,519	976,892	842,657	808,537	768,809
Net premiums earned	1,172,679	924,559	838,489	803,770	770,234
Loss and LAE ratio(3)	78.6%	82.9%	88.1%	90.8%	77.4%
Expense ratio—GAAP(4)	17.9%	15.6%	14.9%	14.2%	12.3%
Combined ratio—GAAP(5)	96.5%	98.5%	103.0%	105.0%	89.7%
All Lines Data:
Direct premiums written	$1,223,484	$998,248	$929,315	$910,720	$880,531
Ceded premiums written(6)	(4,854)	(32,949)	(60,359)	(78,592)	(111,718)
Net premiums written	1,218,630	965,299	868,956	832,128	768,813
Net premiums earned	1,172,677	924,559	864,145	825,486	770,423
Total revenues	1,246,464	981,295	914,078	869,762	832,681
Loss and LAE ratio	82.0%	89.4%	96.7%	90.8%	78.6%
Expense ratio—GAAP(4)	17.9%	15.5%	15.0%	14.4%	12.9%
Combined ratio(7)	99.9%	104.9%	111.7%	105.2%	91.5%
Net Income (Loss)	$53,575	$(12,256)	$(27,568)	$12,945	$87,528
Earnings (Loss) per Share:
Basic	$0.63	$(0.14)	$(0.32)	$0.15	$1.00
Diluted	0.63	(0.14)	(0.32)	0.15	1.00
Dividends declared and paid	0.08	0.26	0.32	0.48	0.64

(1)
The increase in direct premiums written in 2003 over 2002 was due to a higher number of vehicles insured.

(2)
The decrease in premiums ceded from 1999 through 2002 was caused primarily by scheduled decreases in the AIG quota share program, by which we ceded a portion of our risk for a premium, which was terminated effective September 1, 2002.

(3)
The loss and loss adjustment expense ("LAE") ratios have decreased since 2000 primarily due to increases in net premiums earned and the favorable impact on claim frequency of drought conditions that have largely prevailed in southern California over the past 36 months.

(4)
The increase in the 2002 expense ratio was primarily due to increased acquisition costs in advertising and staffing. The increase in the expense ratio from 1999 to 2001 reflects higher depreciation charges due to investments in new technology and the effects of rate decreases taken in 1997 to 1999. The increase in the underwriting expense ratio in 2003 from 2002 was due to greater expenditures in advertising and costs associated with the increased number of sales agents.

(5)
The combined ratio for the personal auto lines was impacted by the following items: $37.2 million of costs related to a write-off of software in 2002; $13.6 million of costs associated with workforce reductions and the settlement of litigation matters in 2001; Year 2000 remediation costs of $2.4 million in 1999; and unfavorable (favorable) prior accident year loss and LAE development of $11.2 million, $16.2 million, $45.7 million, $42.2 million and $(14.2) million in 2003, 2002, 2001, 2000 and 1999, respectively.

(6)
In addition to the AIG cession discussed in Note 2 above, our homeowners line was 100% reinsured in 1999 and 2002. We no longer write homeowners insurance and did not write any homeowners policies in 2003.

(7)
In addition to the effect of the items described in Note 5 above, the combined ratio for all lines was impacted by underwriting losses from the homeowner and earthquake lines, which are in runoff, of $40.2 million in 2003, $58.8 million in 2002, $77.6 million in 2001, $2.7 million in 2000 and $13.1 million in 1999.

	As of December 31,
	2003	2002	2001	2000	1999
Balance Sheet Data:
Total investments and cash	$1,283,741	$1,030,478	$884,633	$920,327	$988,578
Total assets	1,737,187	1,470,037	1,354,398	1,340,916	1,383,076
Unpaid losses and loss adjustment expenses	438,323	384,009	349,290	298,436	276,248
Unearned premiums	312,254	266,477	236,473	236,519	232,702
Debt(1)	149,686	60,000	—	—	67,500
Total liabilities	1,036,497	814,429	695,092	620,355	662,239
Stockholders' equity	700,690	655,608	659,306	720,561	720,837
Book value per common share	8.20	7.67	7.72	8.46	8.39
Statutory surplus	531,658	397,381	393,119	475,640	581,440
Net premiums written to surplus ratio	2.3:1	2.4:1	2.2:1	1.7:1	1.3:1

(1)
Amount shown for 2002 is a capital lease obligation (see Note 9 of the notes to the audited financial statements included elsewhere in this prospectus).

Organizational Chart

        Set forth below is a summary chart showing the corporate organizational chart of 21st Century Insurance Group and its wholly-owned insurance and non-insurance subsidiaries, including ownership of 21st Century Insurance Group.

(1)
i21 Insurance Services and 20th Century Insurance Services, Inc. are non-insurance subsidiaries whose operations to date have been insignificant.

RISK FACTORS

        You should carefully consider the following factors in addition to the other information set forth in this prospectus and the documents incorporated by reference herein before you participate in the exchange offer.

Risks Relating to the New Notes

You may have difficulty selling any outstanding notes that you do not exchange.

        If you do not exchange your outstanding notes for the new notes offered in this exchange offer, you will continue to be subject to the restrictions on the transfer of your outstanding notes. Those transfer restrictions are described in the indenture governing the outstanding notes and in the legend contained on the outstanding notes, and arose because we originally issued the outstanding notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act.

        In general, you may offer or sell your outstanding notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not intend to register the outstanding notes under the Securities Act.

        If a large number of outstanding notes are exchanged for new notes issued in the exchange offer, it may be more difficult for you to sell your outstanding notes. In addition, if you do not exchange your outstanding notes in the exchange offer, you will no longer be entitled to exchange your outstanding notes for registered notes or to have those outstanding notes registered under the Securities Act. See "The Exchange Offer—Consequences of Failure to Exchange" for a discussion of the possible consequences of failing to exchange your outstanding notes.

As a holding company, we will depend on our subsidiaries for funds to meet our payment obligations under the new notes. The ability of our insurance subsidiaries to make payments of dividends and distributions is limited by law.

        As a holding company, we conduct substantially all of our operations through our insurance company subsidiaries, including 21st Century Insurance Company ("21INS"), 21st Century Casualty Company ("21CAS") and 21st Century Insurance Company of Arizona ("21AZ"). As of December 31, 2003, our insurance company subsidiaries had approximately 95.0% of our consolidated assets and $946.6 million of liabilities (including trade payables, capital lease obligations and insurance liabilities but excluding intercompany liabilities). For the year ended December 31, 2003, our insurance company subsidiaries generated virtually all of our net income. Our insurance company subsidiaries and affiliates are separate and distinct legal entities and will not guarantee the notes. These entities have no obligation to pay interest or principal due on the notes or to make funds available to us for that purpose, whether in the form of loans, dividends or other distributions. We are dependent, however, on our subsidiaries' ability to make dividend or other payments to us in order to meet our obligations under the new notes. Our insurance subsidiaries' ability to make dividend or other payments to us is subject to regulatory restrictions or, in some cases, prior approval by regulatory authorities.

        Under the insurance laws of California (which are similar to those of other states), an insurer's policyholders' surplus following any dividend must be reasonable in relation to its outstanding liabilities and adequate for its financial needs. In addition, no insurer may pay an extraordinary dividend without the approval of the commissioner of insurance. An extraordinary dividend is defined as a dividend whose fair market value, together with that of other dividends made within the preceding 12 months, exceeds the greater of 10% of the insurer's policyholders' surplus as of the preceding December 31, or the insurer's statutory net income for the 12-month period ending on the preceding December 31. In addition, a dividend payable from a source other than earned surplus is treated as an extraordinary dividend. As of the date of this prospectus, our insurance subsidiaries had the ability to pay dividends of approximately $75.1 million to us without prior approval of regulatory authorities. As of

December 31, 2003, we had approximately $24.6 million in cash and short term investments outside of our insurance subsidiaries.

        Effective December 31, 2003, the California Department of Insurance approved an intercompany lease whereby 21st Century Insurance Company will lease certain computer software from 21st Century Insurance Group. The monthly lease payment, currently $0.4 million, started in January 2004 and is subject to upward adjustment based on the cost incurred by 21st Century Insurance Group to complete certain enhancements to the software. The lease payments by 21INS are expected to provide us with sufficient funds to meet the semiannual interest payment requirements on the new notes.

        In a December 21, 2000 court ruling, Ceridian Corporation v. Franchise Tax Board, a California statute that allowed a tax deduction for the dividends received from wholly owned insurance subsidiaries was held unconstitutional on the grounds that it discriminated against out-of-state insurance holding companies. Subsequent to the court ruling, the staff of the California Franchise Tax Board (the "FTB") took the position that the discriminatory sections of the statute are not severable and the entire statute is invalid. As a result, if we have to depend on dividends from our insurance subsidiaries in order to meet the semiannual interest payment obligations on the new notes or to meet the principal repayment obligation under the new notes, the tax treatment of such dividends will be less favorable to us than it would have been prior to this ruling and the subsequent interpretation by the FTB. See Note 12 of the notes to the audited financial statements included elsewhere in this prospectus.

        We maintain our accounting records both on the basis of GAAP and on a statutory accounting basis. The amount of dividends that can be paid to us by our insurance company subsidiaries without regulatory approval is based on such subsidiaries' earnings and surplus determined on a statutory accounting basis, which can differ materially from earnings and stockholders' equity reported on a GAAP basis.

Because of our holding company structure, the new notes will be structurally subordinated to the claims of creditors of our subsidiaries.

        Because we are a holding company and conduct virtually all our operations through our subsidiaries, payments to holders of the new notes will be structurally subordinated to present and future debt and other obligations, including trade payables and insurance liabilities, of our subsidiaries. In the event of bankruptcy, insolvency, liquidation or similar proceedings affecting a subsidiary of ours, the proceeds from the sale of the assets of that subsidiary will be available to pay obligations on the new notes only after all of the liabilities (including trade payables and insurance liabilities) of that subsidiary have been paid in full. In the event of a default by any subsidiary of ours under any credit arrangement or other indebtedness, its creditors could accelerate that debt so that all amounts become due and payable prior to that subsidiary distributing amounts to us that we could have used to make payments on the new notes. In addition, if we caused any insurance company subsidiary to pay a dividend to us to pay obligations on the new notes, and such dividend were determined to have been either made in breach of the relevant corporate laws or a fraudulent transfer, holders of the new notes would be required to return the payment to such subsidiaries' creditors, as applicable.

        As of December 31, 2003, our subsidiaries had approximately $946.6 million of total liabilities (including trade payables, capital lease obligations of approximately $49.8 million and insurance liabilities but excluding intercompany liabilities). Other commitments are comprised of approximately $175.2 million of operating leases.

Payments on the new notes will be effectively subordinated to claims of our future secured creditors to the extent of the value of the assets securing that indebtedness.

        The new notes represent our senior unsecured obligations. Accordingly, our secured creditors will have claims that are superior to your claims as holders of the new notes to the extent of the value of the assets securing that other indebtedness. In the event of any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, the proceeds from the sale of the collateral that secures our indebtedness will be available to pay obligations on the new notes only after all indebtedness under our secured debt has been paid in full. If any of the foregoing events occur, we cannot assure you that there will be sufficient assets to pay amounts due on the new notes. Holders of the new notes will participate ratably with all other holders of our senior unsecured and unsubordinated indebtedness, including all of our other general trade creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. We currently have no outstanding secured debt.

The indenture under which the new notes will be issued contains only limited protection for holders of the new notes in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction in the future.

        The indenture under which the new notes will be issued may not sufficiently protect holders of notes in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction. The indenture does not contain:

  •
  any provision restricting us or any of our subsidiaries from purchasing or redeeming capital stock;

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  any restrictions on the ability of our subsidiaries to issue securities that would be senior to the common stock of the subsidiary held by us;

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  any financial ratios or specified level of net worth to which we or our subsidiaries must adhere; or

  •
  any restrictions on our ability to contribute our assets to our insurance subsidiaries.

The absence of a public market for the new notes may limit the liquidity of your investment.

        There is currently no established market for the new notes. The new notes will not be listed on any securities exchange or any quotation system. We cannot assure you as to the liquidity of any market for the new notes that may develop, your ability to resell any of your new notes or the price at which you may be able to resell your new notes. If a market for the new notes were to develop, the new notes could trade at prices that might be lower than their initial offering price as a result of many factors, including prevailing interest rates, our operating results and the market for similar securities.

Risks Relating to our Business

Inaccuracies in assumptions used in calculating reserve amounts could have a material adverse impact on our net income.

        The reserves for losses and loss adjustment expenses, or LAE, that we have established are estimates of amounts needed to pay reported and unreported claims and related expenses based on facts and circumstances known to us as of the time we established the reserves. Reserves are based on historical claims information, industry statistics and other factors. The establishment of appropriate reserves is an inherently uncertain process. This uncertainty arises from a number of factors, including the difficulty in predicting the rate of inflation and the rate and direction of changes in trends, interpretation of insurance policy provisions by courts, inconsistent decisions in lawsuits regarding coverage and expanded theories of liability. In addition, changes in claims settlement practices can lead to changes in loss payment patterns, which are used to estimate reserve levels. There can be no assurance that our ultimate liability will not materially exceed our reserves.

        Quarterly, our actuaries prepare a new evaluation of loss and LAE indications by accident year, and we assess whether there is a need to adjust reserve estimates pertaining to previous accounting periods. As claims are reported and settled and as other new information becomes available, we may revise estimated future liabilities as reflected in our reserves for claims and policy expenses. If our reserves subsequently are found to be inadequate and therefore must be strengthened, we would be required to treat the amount of such increase as a charge to our earnings in the period that the deficiency is recognized, which could have an adverse effect on our results of operations and financial condition.

        The historic development of reserves for losses and loss adjustment expenses may not necessarily reflect future trends in the development of these amounts. Accordingly, it is not appropriate to extrapolate redundancies or deficiencies based on historical information.

        From 1984 to 1994 we also wrote earthquake policies on homes. We ceased writing earthquake policies on homes in 1994 following the Northridge earthquake. We ceased writing homeowners insurance altogether during the first quarter of 2002.

        In 2000, the California legislature passed California Senate Bill 1899 ("SB 1899"), effective from January 1, 2001 to December 31, 2001, which allowed the reopening of previously closed earthquake claims arising from the 1994 Northridge earthquake. As a result, we have had to increase our earthquake reserves to account for these additional claims and their loss development, including the most recent increase of $37.0 million in the first quarter of 2003, which resulted in an after-tax charge of $24.1 million. While the reserves now held are our current best estimate of the cost of resolving our 1994 Northridge earthquake claims, the reserves for this event continue to be highly uncertain.

        Our 1994 Northridge earthquake reserve assumes that most of our open cases will be settled without the need for trial and on terms consistent with past practice, and contain no provisions for extracontractual or punitive damages, bad faith judgments or similar unpredictable hazards of litigation that possibly could result in the event an adverse verdict were to be sustained against us. Extracontractual or punitive damages or bad faith judgments, if assessed against us, could be material in an individual case or in the aggregate, and damages in excess of our reasonable estimates could be material in the aggregate. We may choose to settle litigated cases for amounts in excess of our own estimate of contractual damages to avoid the expense and/or risk of litigation.

        The process used to estimate earthquake losses arising out of SB 1899 is more subjective than those used to estimate other losses due to the fact that they cannot be determined with traditional actuarial methods that rely on credible historical or industry data, neither of which are available in regard to these claims. We cannot assure you whether we will be required to increase reserves and incur additional charges in the future related to these claims.

        See "Loss and Loss Adjustment Expense Reserves."

Our earnings are influenced by our claims experience, which is subject to significant potential variability due to a number of factors influencing claims costs, which are not necessarily within our ability to control. If our future claims experience does not match our pricing assumptions or past results, earnings could be materially and adversely affected.

        Our earnings are significantly influenced by the claims paid under our insurance contracts and will vary from period to period depending upon the number of claims incurred and their severity. In the event our future claims experience is less favorable than used in our pricing assumptions or our past results, our operating results could be materially adversely affected.

Competition in our core businesses is intense.

        According to A.M. Best, we were the seventh largest writer of personal automobile insurance in California in 2002, the most recent year for which such information is available, with a 6% share of direct premiums written. By comparison, according to A.M. Best, State Farm Group and Zurich/Farmers Group had shares of direct premiums written of 14% and 11% in 2002, respectively.

        Our business faces strong competition from other insurers. We compete for sales of all our products against larger competitors. Our ability to compete effectively is affected by various factors, including, but not limited to:

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  marketing ability;

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  perceived financial strength and claims-paying ability;

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  ratings;

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  investment performance;

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  size and strength of the work force capabilities;

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  product quality;

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  price and features;

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  customer service; and

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  general reputation.

        The level of competition may also increase as a result of the continuing consolidation of the financial services industry. Mergers and acquisitions involving financial services companies could increase, as companies seek to improve their competitive position through increased market share, economies of scale and diversification of products and services.

        In addition, the success of our corporate strategy is dependent in part on our ability to compete effectively in any new markets in which we may decide to enter. We may face particular challenges in competing in unfamiliar markets and we cannot assure you that we will be able to compete successfully.

Changes in interest rates may negatively affect our earnings.

        The profitability of our insurance business is sensitive to interest rate changes. In periods of increasing interest rates, our insurance subsidiaries' investment income rises but competitive pressures could contribute to narrower underwriting margins than presently prevail in the California private passenger automobile insurance market. In periods of decreasing interest rates, investment income is diminished; there can no be assurance the California Department of Insurance will grant premium rate increases that may be necessary to maintain rates of return.

        We had fixed-income investments with a market value of $1,219.7 million at December 31, 2003 that are subject to the following risks:

  •
  Bond defaults and impairments. We are exposed to the risk that issuers of bonds that we hold will not pay principal or interest when due. Increasing credit defaults and impairments may result in write-downs in the value of bonds we hold. Credit rating agencies have downgraded, and may in the future downgrade, certain issuers and fixed-income securities. As of December 31, 2003, all of our bond portfolio consisted of investment grade securities. Widespread deterioration in the credit quality of issuers, or deterioration in one or more of our specific investments, could materially impact the value of our invested assets and our earnings; and

  •
  Reinvestment risk. We are exposed to the risk that investments will be redeemed during a period of declining interest rates and that we will not be able to reinvest the proceeds in a comparable investment that provides a yield equal to or greater than the investment which was redeemed.

        In addition, the assets in our defined benefit pension plan are invested in a combination of high credit quality fixed-income securities and equity securities. Adverse changes in the equity markets, reductions in long-term interest rates and defaults in the bond market could have a significant effect on our earnings through increased pension costs. If the equity and fixed income markets perform poorly, reducing the value of assets in the defined benefit pension plan, we may incur additional funding costs.

        We seek to maintain a proper amount of diversity and liquidity in our investment portfolio; however, we cannot assure you that we will be successful in this regard. If our portfolio were to be impaired by market or issuer-specific conditions to a substantial degree, our liquidity, financial position and financial results could be materially adversely affected. Further, our income from these investments could be materially reduced, and write-downs of the value of certain securities could further reduce our profitability. In addition, a decrease in value of our investment portfolio could put our subsidiaries at risk of failing to satisfy regulatory capital requirements. If we were not at that time able to supplement our capital by issuing debt or equity securities on acceptable terms, our ability to continue growing could be adversely affected.

        Interest rates in the United States are currently low relative to recent historical levels. Based on data compiled from Bloomberg L.P., the pretax yield on U.S. Treasury securities with a five-year maturity has declined from approximately 6.3% at December 31, 1999 to approximately 3.2% at December 31, 2003. An increase in interest rates could reduce the fair value of our investments in debt securities. As of December 31, 2003, the impact of an immediate 100 basis point increase in market interest rates on our fixed income securities portfolio would have resulted in an estimated decrease in fair value of 8.0% or approximately $97.8 million.

A significant ratings downgrade may have a material adverse effect on our business.

        Financial strength and claims-paying ability ratings issued by firms such as Standard & Poor's Rating Services, Fitch, Inc. and A.M. Best have become an increasingly important factor in establishing the competitive position of insurance companies. Rating agencies assign ratings based upon their evaluations of an insurance company's ability to meet its financial obligations.

        If our ratings were lowered significantly relative to those of our competitors, our ability to market products to new customers and to renew the policies of current customers could be harmed. These events, in turn, could have a material adverse effect on our net income and liquidity. Our ratings reflect the agencies' opinions as to the financial strength, operating performance and ability to meet obligations to policyholders of our insurance company subsidiaries but are not ratings of the notes offered hereby.

The insurance industry has been the target of litigation.

        In recent years, insurance companies have been named as defendants in lawsuits, including class actions, relating to pricing, sales practices and practices in claims handling, among other matters. A number of these lawsuits have resulted in substantial jury awards or settlements involving other insurers. Future litigation relating to these or other business practices may negatively affect us by requiring us to pay substantial awards or settlements, increasing our legal costs, diverting management attention from other business issues or harming our reputation with customers.

Our insurance subsidiaries are highly regulated, and changes in these regulations could negatively affect our business.

        Our insurance company subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorized to do business. Governmental agencies have broad administrative power to regulate many aspects of the insurance business, including trade and claim practices, accounting methods, premium rates, marketing practices, advertising, policy forms and capital adequacy. These agencies are concerned primarily with the protection of policyholders rather than shareholders or creditors. Moreover, insurance laws and regulations, among other things:

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  establish solvency requirements, including minimum reserves and capital and surplus requirements;

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  limit the amount of dividends, intercompany loans and other intercompany payments our insurance company subsidiaries can make without prior regulatory approval;

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  impose restrictions on the amounts and types of investments we may hold;

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  promote the protection of policyholders rather than security holders; and

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  require assessments to pay claims of insolvent insurance companies.

        In 2002, under the preceding Insurance Commissioner, the State of California began hearings for the purpose of implementing generic rating factors in connection with the Commissioner's authority to approve insurance rates, including the rating of auto insurance. The draft regulations made public by the California Department of Insurance focused on restricting an insurer's rate of return rather than on the price charged by the insurer to the consumer. We believe adverse regulations could negatively affect our profitability.

        Automobile liability insurers in California are required to participate in the California Automobile Assigned Risk Plan ("CAARP"). Drivers whose driving records or other relevant characteristics make them difficult to insure in the voluntary market may be eligible to apply to CAARP for placement as "assigned risks." The number of assignments for each insurer is based on the total applications received by the plan and the insurer's market share. As of December 31, 2003, our number of assigned risk insured vehicles was 3,678 compared to 2,436 at the end of 2002. The CAARP assignments have historically produced underwriting losses. As of December 31, 2003, this business represented less than 1% of our total direct premiums written, and the underwriting losses were $0.5 million in 2003, $0.5 million in 2002 and $0.7 million in 2001.

Factors causing fluctuations in insurance industry results may affect our business.

        The financial results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, foreign exchange rates, changes in tort laws, weather, regulatory changes, catastrophes and other factors.

We are primarily a personal automobile insurance carrier, and therefore our business may be adversely affected by conditions in this industry.

        Approximately 99.9% of our direct premiums written for the year ended December 31, 2003 were generated from personal automobile insurance policies. As a result of our focus on that line of business, negative developments in the economic, competitive or regulatory conditions affecting the personal automobile insurance industry could have a material adverse effect on our results of operations and financial condition. Factors that negatively affect cost trends and our profitability include inflation in automobile repair costs, automobile parts, used car prices and medical care costs.

Increased litigation of claims may also adversely affect loss costs. In addition, these developments in the personal automobile insurance industry would have a disproportionate affect on us, compared to insurers that are more diversified across multiple business lines.

We write a substantial portion of our business in California, and therefore our business may be adversely affected by conditions and adverse judicial and legislative decisions in California.

        Approximately 97.2% of our direct premiums written for the year ended December 31, 2003 were generated in California, primarily in Southern California. Our revenues and profitability are therefore subject to prevailing regulatory, economic, demographic, competitive and other conditions in California, including catastrophic events such as those described below, and adverse judicial and legislative decisions. Changes in any of these conditions or adverse legislation or judicial decisions could make it more costly or difficult for us to conduct our business. In addition, these developments would have a disproportionate effect on us, as compared to insurers that do not have such a geographic concentration. For instance, in 2000 the California legislature reopened previously closed claims from the 1994 Northridge earthquake, effective from January 1, 2001 to December 31, 2001. As a result, we have had to increase our earthquake reserves, including the most recent increase of $37.0 million in the first quarter of 2003, which resulted in an after-tax charge of $24.1 million.

We cannot assure you whether our corporate strategy will be effective.

        We used a portion of the proceeds from the offering of the outstanding notes to increase the statutory surplus of 21INS. This will enable us to pursue our corporate strategy, including enabling us to expand our core business into additional states where we believe our direct marketing approach will be successful and into additional areas and products in states we currently serve. Our future financial performance and success are dependent in part upon our ability to successfully implement our strategy. Implementation of our strategy could be affected by a number of factors beyond our control, such as increased competition, judicial or legislative developments, general economic conditions or increased operating costs. Any failure to successfully implement our strategy could materially and adversely affect our financial condition and results of operations. We cannot assure you that we will be able to successfully implement our strategy or be able to improve our operating results.

AIG controls us and may take actions conflicting with your interests as holders of the notes.

        Several subsidiaries of AIG together own approximately 63% of our common stock and can control the outcome of most stockholder votes. In addition, three of our eleven directors, including our Chairman, are officers and employees of AIG or its subsidiaries. However, through its control of us, AIG management could take actions contrary to our interests or your interests as a holder of the notes. AIG management also may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its equity investment, even though such transactions might involve risks to you, as holders of the notes. In addition, AIG subsidiaries sell personal automobile insurance policies in markets in which we also compete.

USE OF PROCEEDS

        We will not receive any proceeds from the exchange of the new notes for the old notes pursuant to the exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table represents our ratio of earnings to fixed charges for the periods shown:

	Year Ended December 31,
	2003	2002		2001		2000		1999
Ratio of adjusted earnings to fixed charges	8.7	—	(1)	—	(2)	—	(3)	11.2

(1)
For the year ended December 31, 2002, earnings were insufficient to cover fixed charges by $25.8 million.

(2)
For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by $52.1 million.

(3)
For the year ended December 31, 2000, earnings were insufficient to cover fixed charges by $1.1 million.

        For purposes of calculating earnings to fixed charges, earnings consist of income before income taxes and fixed charges, excluding capitalized interest. Fixed charges consist of interest and amortization on indebtedness, capitalized interest and the portion of rents deemed representative of the interest factor.

CAPITALIZATION

        The table below shows our capitalization on a consolidated basis as of December 31, 2003. You should read this information together with our financial statements for the year ended December 31, 2003, which are included elsewhere and incorporated by reference in this prospectus.

As of December 31, 2003
(in thousands, except share data and ratio)
Debt:
Senior Notes	$99,872
Capital lease obligation	49,814
Total debt	149,686
Stockholders' Equity:
Common stock, par value $0.001 per share; authorized 110,000,000 shares, issued and outstanding 85,435,505 shares	85
Additional paid-in capital	419,245
Accumulated other comprehensive income	21,552
Retained earnings	259,808
Total stockholders' equity	700,690
Total Capitalization	$850,376
Ratio of total debt to total capitalization	0.18

THE EXCHANGE OFFER

General

        As of the date of this prospectus, $100,000,000 in aggregate principal amount of the old notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent to holders on                        , 2004.

Purpose of the Exchange Offer

        We issued the old notes on December 9, 2003 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the old notes may not be reoffered, resold, or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

        In connection with the issuance of the old notes, we agreed pursuant to the registration rights agreement to:

  •
  file a registration statement relating to the exchange offer on or prior to the 120th day after the issue date of the old notes;

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  use our reasonable best efforts to cause the Commission to declare the registration statement relating to the exchange offer effective under the Securities Act no later than the 180th day after the issue date of the old notes; and

  •
  use our reasonable best efforts to commence and complete the exchange offer no later than 45 days after the exchange offer registration statement becomes effective.

        We have filed a copy of the registration rights agreement as an exhibit to our Annual Report on Form 10-K, filed on February 11, 2004, and incorporated it by reference in the registration statement of which this prospectus is a part. We are making the exchange offer to satisfy our obligations under the registration rights agreement. Other than pursuant to the registration rights agreement, we are not required to file any registration statement to register any old notes. Holders of old notes who do not tender their old notes or whose old notes are tendered but not accepted in the exchange offer must rely on an exemption from the registration requirements under the securities laws, including the Securities Act, if they wish to sell their old notes.

Terms of the Exchange Offer

        We are offering to exchange, subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus, $1,000 in principal amount of new notes for each $1,000 in principal amount of the old notes that are properly tendered prior to the expiration date of the exchange offer. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes will generally be freely transferable by holders of the new notes and will not be subject to the terms of the registration rights agreement. The new notes will evidence the same indebtedness as the old notes and will be entitled to the benefits of the indenture. For additional information, see "Description of the New Notes."

        The exchange offer is not conditioned upon the tender of any minimum principal amount of old notes.

        We have not requested, and do not intend to request, an interpretation by the staff of the Commission as to whether the new notes issued in exchange for the old notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff of the Commission set forth in a series of no-action letters issued to third parties, we believe that new notes issued in the exchange offer in exchange for old notes may be offered for sale, resold and otherwise transferred by any holder of new notes, other than any holder that is a broker-dealer or is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

  •
  the new notes are acquired in the ordinary course of the holder's business;

  •
  the holder has no arrangement or understanding with any person to participate in the distribution of the new notes; and

  •
  the holder is not engaged in, and does not intend to engage in a distribution of the new notes.

        Since the Commission has not considered the exchange offer in the context of a no-action letter, we can provide no assurance that the staff of the Commission would make a similar determination with respect to the exchange offer. Any holder who is an affiliate of ours or who tenders old notes in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on the interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. For additional information, see "—Resale of New Notes" and "Plan of Distribution."

        The new notes will accrue interest from the last interest payment date on which interest was paid on the old notes or, if no interest was paid on the old notes, from the date of issuance of the old notes, which was on December 9, 2003. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.

        Tendering holders of the old notes will not be required to pay brokerage commissions or fees or, transfer taxes, except as specified in the instructions in the letter of transmittal, with respect to the exchange of the old notes in the exchange offer.

Expiration Date; Extension; Termination; Amendment

        The exchange offer will expire at 5:00 p.m., New York City time, on                        , 2004, unless we, in our sole discretion, have extended the period of time for which the exchange offer is open. The time and date, as it may be extended, is referred to herein as the "expiration date." The expiration date will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Exchange Act. We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any old notes. We will extend the expiration date by giving oral or written notice of the extension to the exchange agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During the extension, all old notes previously tendered will remain subject to the exchange offer unless properly withdrawn.

        We expressly reserve the right to:

  •
  terminate or amend the exchange offer and not to accept for exchange any old notes not previously accepted for exchange upon the occurrence of any of the events specified below under "—Conditions to the Exchange Offer" which have not been waived by us; and

  •
  amend the terms of the exchange offer in any manner which, in our good faith judgment, is advantageous to the holders of the old notes, whether before or after any tender of the old notes.

        If any termination or amendment occurs, we will notify the exchange agent and will either issue a press release or give oral or written notice to the holders of the old notes as promptly as practicable.

        For purposes of the exchange offer, a "business day" means any day other than Saturday, Sunday or a date on which banking institutions are required or authorized by New York State law to be closed, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the New Notes for the old notes promptly following the expiration date.

Procedures for Tendering Old Notes

        Our acceptance of old notes tendered by a holder will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal. All references in this prospectus to the letter of transmittal are deemed to include a facsimile of the letter of transmittal.

        A holder of old notes may tender the old notes by:

  •
  properly completing and signing the letter of transmittal;

  •
  properly completing any required signature guarantees;

  •
  properly completing any other documents required by the letter of transmittal; and

  •
  delivering all of the above, together with the certificate or certificates representing the old notes being tendered, to the exchange agent at its address set forth below on or prior to the expiration date; or

  •
  complying with the procedure for book-entry transfer described below; or

  •
  complying with the guaranteed delivery procedures described below.

        The method of delivery of old notes, letters of transmittal and all other required documents is at the election and risk of the holders. If the delivery is by mail, it is recommended that registered mail properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to ensure timely delivery. Holders should not send old notes or letters of transmittal to us.

        The signature on the letter of transmittal need not be guaranteed if:

  •
  tendered old notes are registered in the name of the signer of the letter of transmittal;

  •
  the new notes to be issued in exchange for the old notes are to be issued in the name of the holder; and

  •
  any untendered old notes are to be reissued in the name of the holder.

        In any other case, the tendered old notes must be:

  •
  endorsed or accompanied by written instruments of transfer in form satisfactory to us;

  •
  duly executed by the holder; and

  •
  the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution, each an "eligible institution" that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act.

        If the new notes and/or old notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the old notes, the signature in the letter of transmittal must be guaranteed by an eligible institution.

        The exchange agent will make a request within two business days after the date of receipt of this prospectus to establish accounts with respect to the old notes at The Depository Trust Company, the "book-entry transfer facility," for the purpose of facilitating the exchange offer. We refer to the Depository Trust Company in this prospectus as "DTC." Subject to establishing the accounts, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer the old notes into the exchange agent's account with respect to the old notes in accordance with the book-entry transfer facility's procedures for the transfer. Although delivery of old notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, an appropriate letter of transmittal with any required signature guarantee and all other required documents, or an agent's message, must in each case be properly transmitted to and received or confirmed by the exchange agent at its address set forth below prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

        The exchange agent and DTC have confirmed that the exchange offer is eligible for the DTC Automated Tender Offer Program. We refer to the Automated Tender Offer Program in this prospectus as "ATOP." Accordingly, DTC participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with DTC's ATOP procedures for transfer. DTC will then send an agent's message.

        The term "agent's message" means a message which:

  •
  is transmitted by DTC;

  •
  received by the exchange agent and forming part of the book-entry transfer;

  •
  states that DTC has received an express acknowledgment from a participant in DTC that is tendering old notes which are the subject of the book-entry transfer;

  •
  states that the participant has received and agrees to be bound by all of the terms of the letter of transmittal; and

  •
  states that we may enforce the agreement against the participant.

        If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or old notes to reach the exchange agent before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, the holder may effect a tender if the exchange agent has received at its address set forth below on or prior to the expiration date, a letter, telegram or facsimile transmission, and an original delivered by guaranteed overnight courier, from an eligible institution setting forth:

  •
  the name and address of the tendering holder;

  •
  the names in which the old notes are registered and, if possible, the certificate numbers of the old notes to be tendered; and

  •
  a statement that the tender is being made thereby and guaranteeing that within three business days after the expiration date, the old notes in proper form for transfer, or a confirmation of book-entry transfer of such old notes into the exchange agent's account at the book-entry transfer facility and an agent's message, will be delivered by the eligible institution together with a properly completed and duly executed letter of transmittal and any other required documents.

        Unless old notes being tendered by the above-described method are deposited with the exchange agent, a tender will be deemed to have been received as of the date when:

  •
  the tendering holder's properly completed and duly signed letter of transmittal, or a properly transmitted agent's message, accompanied by the old notes or a confirmation of book-entry transfer of the old notes into the exchange agent's account at the book-entry transfer facility is received by the exchange agent; or

  •
  a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect from an eligible institution is received by the exchange agent.

        Issuances of new notes in exchange for old notes tendered pursuant to a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect by an eligible institution will be made only against deposit of the letter of transmittal and any other required documents and the tendered old notes or a confirmation of book-entry and an agent's message.

        All questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders of any old notes not properly tendered or not to accept any old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. The interpretation of the terms and conditions of the exchange offer including the letter of transmittal and the instructions contained in the letter of transmittal, by us will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor will any of us incur any liability for failure to give such notification.

        If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the old notes.

        If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, such persons must submit proper evidence satisfactory to us of their authority to so act.

        By tendering, each holder represents to us that, among other things:

  •
  the new notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the holder;

  •
  the holder is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the new notes; and

  •
  the holder is not an "affiliate," as defined under Rule 405 of the Securities Act, of ours.

        Each broker-dealer that receives new notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. For additional information, see "Plan of Distribution."

Terms and Conditions of the Letter of Transmittal

        The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

        The party tendering old notes for exchange, assigns and transfers the old notes to us and irrevocably constitutes and appoints the exchange agent as his agent and attorney-in-fact to cause the old notes to be assigned, transferred and exchanged. We refer to the party tendering notes herein as the "transferor." The transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the old notes and to acquire new notes issuable upon the exchange of the tendered old notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered old notes or transfer ownership of such old notes on the account books maintained by a book-entry transfer facility. The transferor further agrees that acceptance of any tendered old notes by us and the issuance of new notes in exchange for old notes will constitute performance in full by us of various of our obligations under the registration rights agreement. All authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the transferor.

        The transferor certifies that it is not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act and that it is acquiring the new notes offered hereby in the ordinary course of the transferor's business and that the transferor has no arrangement with any person to participate in the distribution of the new notes.

        Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of new notes. Each transferor which is a broker-dealer receiving new notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Withdrawal Rights

        Tenders of old notes may be withdrawn at any time prior to the expiration date.

        For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsimile transmission, with receipt confirmed by telephone, or letter must be received by the exchange agent at the address set forth in this prospectus prior to the expiration date. Any notice of withdrawal must:

  •
  specify the name of the person having tendered the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

  •
  specify the principal amount of old notes to be withdrawn;

  •
  include a statement that the holder is withdrawing his election to have the old notes exchanged;

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the old notes into the name of the person withdrawing the tender; and

  •
  specify the name in which any such old notes are to be registered, if different from that of the person who tendered the old notes.

        The exchange agent will return the properly withdrawn old notes promptly following receipt of the notice of withdrawal. If old notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us and our determination will be final and binding on all parties.

        Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account with the book-entry transfer facility specified by the holder. In either case, the old notes will be returned as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time prior to the expiration date.

Acceptance of Old Notes for Exchange; Delivery of New Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, on the expiration date, all old notes properly tendered and will issue the new notes promptly after such acceptance. See "—Conditions to the Exchange Offer" below for more detailed information. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, and if, we have given oral or written notice of our acceptance to the exchange agent.

        For each old note accepted for exchange, the holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note.

        In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after:

  •
  timely receipt by the exchange agent of certificates for the old notes or a timely book-entry confirmation of the old notes into the exchange agent's account at the book-entry transfer facility;

  •
  a properly completed and duly executed letter of transmittal, or a properly transmitted agent's message; and

  •
  timely receipt by the exchange agent of all other required documents.

        If any tendered old notes are not accepted for any reason described in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or nonexchanged old notes will be returned without expense to the tendering holder of the old notes. In the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the non-exchanged old notes will be credited to an account maintained with the book-entry transfer facility. In either case, the old notes will be returned as promptly as practicable after the expiration of the exchange offer.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, by oral or written notice to the exchange agent or by a timely press release, if at any time before the acceptance of the old notes for exchange or the exchange of the new notes for such old notes, any of the following conditions exist:

  •
  any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment would reasonably be expected to impair our ability to proceed with the exchange offer; or

  •
  the exchange offer, or the making of any exchange by a holder, violates applicable law or any applicable interpretation of the staff of the Commission.

        Regardless of whether any of the conditions has occurred, we may amend the exchange offer in any manner which, in our good faith judgment, is advantageous to holders of the old notes.

        The conditions described above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to the condition or we may waive any condition in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the rights described above will not be deemed a waiver of the right and each right will be deemed an ongoing right which we may assert at any time and from time to time.

        If we waive or amend the conditions above, we will, if required by law, extend the exchange offer for a minimum of five business days from the date that we first give notice, by public announcement or otherwise, of the waiver or amendment, if the exchange offer would otherwise expire within the five business-day period. Any determination by us concerning the events described above will be final and binding upon all parties.

        The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

Exchange Agent

        The Bank of New York, has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below:

By Registered or Certified Mail, By Hand or Overnight Courier:
The Bank of New York
Corporate Trust Department
101 Barclay Street, 7 East
New York, New York 10286
Attention: William Buckley
(Personal and Confidential)

By Facsimile:
(212) 298-1915
Attention: William Buckley

Confirm by Telephone:
(212) 815-5788

        Delivery to an address other than as set forth on the letter of transmittal, or transmissions of instructions via a facsimile number other than the one set forth on the letter of transmittal, will not constitute a valid delivery.

        You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent as follows:

By Facsimile:
(212) 298-1915
Attention: William Buckley

By Telephone:
(212) 815-5788

If by Mail:
The Bank of New York
Corporate Trust Department
101 Barclay Street, 7 East
Attention: William Buckley

Solicitation of Tenders; Fees and Expenses

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and other related documents to the beneficial owners of the old notes and in handling or forwarding tenders for their customers.

        We will pay the estimated cash expenses to be incurred in connection with the exchange offer. We estimate the expenses to be approximately $                        , which includes fees and expenses of the exchange agent, trustee, registration fees, accounting, legal, printing and related fees and expenses.

        No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made pursuant to this prospectus, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given in this prospectus. The exchange offer is not being made to, nor will tenders be accepted from or on behalf of, holders of old notes in any jurisdiction in which the making of the exchange offer or the acceptance of the exchange offer would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in the jurisdiction and extend the exchange offer to holders of old notes in the jurisdiction. In any jurisdiction in which the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on our behalf by one or more registered brokers or dealers which are licensed under the laws of the jurisdiction.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. However, the transfer taxes will be payable by the tendering holder if:

  •
  certificates representing new notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered; or

  •
  tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer.

        We will bill the amount of the transfer taxes directly to the tendering holder if satisfactory evidence of payment of the taxes or exemption therefrom is not submitted with the letter of transmittal.

Accounting Treatment

        The new notes will be recorded at the same carrying value as the old notes. Accordingly, we will not recognize gain or loss upon the exchange for accounting purposes. We will recognize expenses associated with the issuance of the new notes as such expenses are incurred.

Consequences of Failure to Exchange

        Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the old notes as described in the legend on the old notes. Old notes not exchanged pursuant to the exchange offer will continue to remain outstanding in accordance with their terms. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act.

        Participation in the exchange offer is voluntary, and holders of old notes should carefully consider whether to participate. Holders of old notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

        As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Holders of old notes who do not tender their old notes in the exchange offer will continue to hold the old notes and will be entitled to all the rights and limitations applicable to the old notes under the indenture, except for any rights under the registration rights agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this exchange offer. All untendered old notes will continue to be subject to the restrictions on transfer described in the indenture. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered old notes could be adversely affected.

        We may in the future seek to acquire, subject to the terms of the indenture, untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any old notes which are not tendered in the exchange offer.

Resale of New Notes

        We are making the exchange offer in reliance on the position of the staff of the Commission as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, we believe that the new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by a holder, other than any holder who is a broker-dealer or an "affiliate" of ours within the meaning of Rule 405 of the Securities Act, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

  •
  the new notes are acquired in the ordinary course of the holder's business; and

  •
  the holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the new notes.

        However, any holder who is:

  •
  an "affiliate" of ours;

  •
  who has an arrangement or understanding with respect to the distribution of the new notes to be acquired pursuant to the exchange offer; or

  •
  any broker-dealer who purchased old notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act,

may not rely on the applicable interpretations of the staff and must comply with the registration and prospectus delivery requirements of the Securities Act. A broker-dealer who holds old notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes. Each such broker-dealer that receives new notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge, as provided in the letter of transmittal, that it will deliver a prospectus in connection with any resale of such new notes. For more detailed information, see "Plan of Distribution."

        In addition, to comply with the securities laws of various jurisdictions, if applicable, the new notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement and subject to specified limitations therein, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the jurisdictions as any holder of the new notes reasonably requests. The registration or qualification may require the imposition of restrictions or conditions, including suitability requirements for offerees or purchasers, in connection with the offer or sale of any new notes.

Shelf Registration

        We may be required to file a shelf registration statement to permit certain holders of Registrable Notes (as defined below) who were not eligible to participate in the exchange offer to resell the Registrable Notes periodically without being limited by the transfer restrictions.

        We will only be required to file a shelf registration statement if:

  •
  after the issue date of the old notes, there is a change in law or applicable interpretations of the law by the staff of the Commission, and as a result we are not permitted to effect the exchange offer as contemplated by the registration rights agreement;

  •
  the exchange offer registration statement is not declared effective within 180 days after the issue date of the old notes or the exchange offer is not consummated within 45 days after the exchange offer registration statement is declared effective, but we may terminate the shelf registration statement at any time, without penalty, if the exchange offer registration statement is declared effective or the exchange offer is consummated;

  •
  any holder of the old notes, other than an initial purchaser holding old notes acquired directly from us, is not eligible to participate in the exchange offer or elects to participate in the exchange offer but does not receive freely transferable new notes; or

  •
  requested by any of the initial purchasers with respect to old notes acquired by them directly from us.

        In no event, however, will we be required to file a shelf registration statement earlier than 120 days after December 9, 2003, the date on which the old notes were initially issued.

        If a shelf registration statement is required, we will:

  •
  file the shelf registration statement with the Commission as promptly as practicable but no later than 45 days after that filing obligation arises;

  •
  use our reasonable best efforts to cause the shelf registration statement to be declared effective by the Commission as promptly as practicable, but in no event later than 60 days after the date on which we file such shelf registration; and

  •
  use our reasonable best efforts to keep the shelf registration statement continuously effective for a period ending on the earlier of the first date that all the Registrable Notes covered by the shelf registration statement become eligible for resale pursuant to Rule 144(k) under the Securities Act or until there are no longer any Registrable Notes outstanding.

        Notwithstanding the foregoing, we may, by notice to holders of Registrable Notes, suspend the availability of a shelf registration statement and the use of the related prospectus, if:

  •
  such action is required by applicable law;

  •
  such action is taken by us in good faith and for valid business reasons, including the possible acquisition or divestiture of assets or a material corporate transaction or event; or

  •
  the happening of any event or the discovery of any fact that makes any statement made in the shelf registration statement or the related prospectus untrue in any material respect or constitutes an omission to state a material fact in the shelf registration statement or the related prospectus.

        The period for which we are obligated to keep the shelf registration statement continuously effective will be extended by the period of such suspension.

        Each holder of Registrable Notes will be required to discontinue disposition of Registrable Notes pursuant to the shelf registration statement upon receipt from us of notice of any events described in the preceding paragraph or certain other events specified in the registration rights agreement.

        The shelf registration statement will permit only certain holders to resell their notes from time to time. In particular, these holders must:

  •
  provide certain information in connection with the shelf registration statement; and

  •
  agree in writing to be bound by all provisions of the registration rights agreement (including certain indemnification obligations).

        A holder who sells notes pursuant to the shelf registration statement will be required to be named as a selling securityholder in the prospectus and to deliver a copy of the prospectus to purchasers. If we are required to file a shelf registration statement, we will provide to each holder of the notes copies of the prospectus that is a part of the shelf registration statement and notify each of these holders when the shelf registration statement becomes effective. These holders will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement which are applicable to these holders (including certain indemnification obligations).

Additional Interest

        If a Registration Default (as defined below) occurs, then we will be required to pay additional interest to each holder of Registrable Notes affected thereby. During the time when a Registration Default has occurred and is continuing, we will pay additional interest on the Registrable Notes affected thereby at a rate of 0.25% per year for the first 90-day period immediately following a Registration Default and at a rate of 0.50% per year for each subsequent 90-day period, provided that we shall in no event be required to pay such additional interest for more than one Registration Default at any given time; provided, however, that, if one or more Registration Defaults shall occur again, the interest rate shall be increased again pursuant to the foregoing provisions. This additional interest will accrue only for those days that a Registration Default occurs and is continuing. All accrued additional interest will be paid to the holders of the notes in the same manner as interest payments on the notes, with payments being made on the interest payment dates for notes. Following the cure of all Registration Defaults, no more additional interest will accrue unless a subsequent Registration Default occurs. Additional interest will not be payable on any notes other than Registrable Notes.

        You will not be entitled to receive any additional interest on any Registrable Notes if you were, at any time while the exchange offer was pending, eligible to exchange, and did not validly tender, Registrable Notes for new notes in the exchange offer.

        A "Registration Default" will occur if:

  •
  we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for that filing;

  •
  any such registration statement is not declared effective by the Commission on or prior to the date specified for its effectiveness;

  •
  we fail to complete the exchange offer on or prior to the date specified for completion; or

  •
  the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of the notes during the periods specified in the registration rights agreement, except during limited periods as a result of the exercise by us of our right to suspend use of the shelf registration statement and the related prospectus as described under "—Shelf Registration" above.

        "Registrable Notes" means the notes other than any new notes issued in an exchange offer (unless such new notes are held by broker-dealers who have exchanged their Registrable Notes for new notes for the resale of such new notes, in which case such new notes will be deemed to be Registrable Notes until the resale of such Registrable Notes within the 60-day period beginning on the date on which the exchange offer is completed); provided, however, that a note shall cease to be a Registrable Security when (i) in the circumstances where the filing of a shelf registration statement is required, a shelf registration statement registering such note under the Securities Act has been declared or becomes effective and such note has been sold or otherwise transferred by the holder thereof pursuant to and in a manner contemplated by such effective shelf registration statement; (ii) such note is sold pursuant to Rule 144 under circumstances in which any legend borne by such note relating to restrictions on transferability thereof, under the Securities Act or otherwise, is removed by us or pursuant to the indenture; (iii) such note is eligible to be sold pursuant to paragraph (k) of Rule 144; (iv) such notes shall have been exchanged for private exchange securities pursuant to the registration rights agreement, in which case such private exchange securities will be deemed Registrable Securities until such private exchange securities are sold to a purchaser who may transfer them freely; or (v) such notes shall cease to be outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        We primarily market and underwrite personal automobile, motorcycle, and umbrella insurance to customers in California. We also provide personal automobile insurance in four other western states (Arizona, Nevada, Oregon and Washington) and three midwestern states (Illinois, Indiana and Ohio). We began offering personal auto insurance in Illinois, Indiana and Ohio on January 28, 2004.(1) We believe that we have a reputation for high quality customer service and for being among the most efficient and lowest cost providers of personal auto insurance in the markets we serve.

(1)
Results from these new markets are not expected to be material in 2004.

        Our primary goals include realizing 15% revenue growth and attaining a 96% combined ratio for our personal auto lines. Our net premiums earned grew in excess of 20%, our best growth rate since 1987, and we improved our personal auto lines combined ratio by two points to 96.5%. For the year ended December 31, 2003, our net premiums earned increased to $1,218.5 million from $976.9 million in 2002. For the years ended December 31, 2003 and 2002, the combined ratio for the personal auto lines was 96.5% and 98.5%, respectively.

        Net income for 2003 was $53.6 million, compared to net losses in 2002 and 2001 of $12.3 million and $27.6 million, respectively. Results for the year ended December 31, 2003 include a first quarter after-tax charge of $24.1 million to strengthen earthquake reserves and certain nonrecurring, nonoperational items that increased second quarter net income by $9.6 million after-tax. In 2002, the Company's results included third quarter after-tax charges for earthquake and software write-offs totaling $58.4 million.

        For the year ended December 31, 2003, cash flow from operations was $187.5 million compared to $76.3 million for 2002. Total assets also increased to $1.7 billion at December 31, 2003 from $1.5 billion at December 31, 2002. In December 2003, the Company completed a $100 million senior debt offering and used $85 million of the proceeds to increase the statutory surplus of its principal insurance subsidiary.

        See "Results of Operations" for more details as to our overall and personal auto lines results.

        The remainder of our Management's Discussion and Analysis provides a narrative on the Company's financial condition and performance that should be read in conjunction with the accompanying financial statements. It includes the following sections:

  •
  Financial Condition

  •
  Liquidity and Capital Resources

  •
  Contractual Obligations and Commitments

  •
  Off Balance Sheet Arrangements

  •
  Results of Operations

  •
  Underwriting Results

  •
  Loss and LAE Incurred

  •
  Investment Income

  •
  Other Income

  •
  Write-off of Software

  •
  Critical Accounting Policies

  •
  New Accounting Pronouncements

  •
  Forward-Looking Statements

Financial Condition

        Investments and cash increased $253.2 million (24.6%) since the prior year primarily due to improved cash flow from operations of $187.5 million in 2003, and the $100 million senior notes private offering in December 2003.

        Investment-grade bonds comprised substantially all of the fair value of the fixed-maturity portfolio at December 31, 2003. Of our total investments at December 31, 2003, approximately 61.7% were invested in tax-exempt, fixed-income securities, compared to 54.5% at December 31, 2002.

        Increased advertising, compensation and other operating costs through December 31, 2003, associated with increased customer volume, contributed to an increase in deferred policy acquisitions costs (DPAC) of $6.9 million to $53.1 million, compared to $46.2 million at December 31, 2002. Our DPAC is estimated to be fully recoverable (see Critical Accounting Policies—Deferred Policy Acquisition Costs).

        Our loss and LAE reserves, gross and net of reinsurance, are summarized in the following table:

	2003		2002
	Gross	Net	Gross	Net
Unpaid Losses and LAE:
Personal auto lines	$419,913	$413,348	$333,113	$320,032
Homeowner lines	4,172	1,774	10,952	3,682
Earthquake lines	14,238	14,237	39,944	39,944

Total	$438,323	$429,359	$384,009	$363,658

        Gross unpaid losses and LAE increased by $54.3 million since the prior year primarily due to a reserve increase of $62.1 million in the personal auto lines as a result of growth in our customer base. The increase in the personal auto lines was offset by the $17.0 million net decrease in the homeowner and earthquake lines, which are in runoff.

        Unearned premiums increased 17.2% to $312.3 million at the end of 2003 compared to the prior year end, due to higher volume in our personal auto lines.

        Debt increased $89.7 million as a result of a private $100 million senior notes offering executed in December 2003 (see Note 9 of the Notes to Consolidated Financial Statements) offset by principal payments on a capital lease obligation. The primary purpose of the 2003 debt offering was to increase the statutory surplus of 21st Century Insurance Company, our wholly-owned subsidiary.

        Claims and other outstanding checks payable increased 14.0% at the end of 2003 from a year-ago, consistent with our increased business volume. Other liabilities rose $30.0 million primarily because of increases relating to various accruals for customer advances, taxes, and personnel costs.

        Stockholders' equity and book value per share increased to $700.7 million and $8.20, respectively, at December 31, 2003, compared to $655.6 million and $7.67 at December 31, 2002. The increase for the year ended December 31, 2003, was due to net income of $53.6 million, other increases relating to common stock of $0.3 million, less a decrease in other comprehensive income of $2.0 million and dividends to stockholders of $6.8 million.

        Effective December 4, 2003, we changed our state of incorporation from California to Delaware. In connection with the change, our common stock was assigned a par value of $0.001 per share, resulting in a reclassification of $419.2 million from common stock to additional paid-in capital. Delaware is the state of incorporation for 58% of the Fortune 500 and 51% of all publicly traded companies, and was selected by our Board of Directors after a careful study. There was no change in the location of company operations, location of employees, or in the way we do business.

Liquidity and Capital Resources

        21st Century Insurance Group.    Our holding company's main sources of liquidity historically have been dividends received from our insurance subsidiaries and proceeds from issuance of debt or equity securities. Apart from the exercise of stock options and restricted stock grants to employees, the effects of which have not been significant, we have not issued any equity securities since 1998 when AIG exercised its warrants to purchase common stock for cash of $145.6 million. Our insurance subsidiaries have not paid any dividends to our holding company since 2001 due to the current uncertainty surrounding the taxability of dividends received by holding companies from their insurance subsidiaries (see further discussion in Note 12 of the Notes to Consolidated Financial Statements).

        In December 2003, we completed a private offering of $100 million principal amount of 5.9 percent Senior Notes due in December 2013. The effective interest rate on the Senior Notes when all offering costs are taken into account and amortized over the term of the Senior Notes is approximately 6 percent per annum. Of the $99.2 million net proceeds from the offering, $85 million was used to increase the statutory surplus of our wholly-owned insurance subsidiary, 21st Century Insurance Company, and the balance was retained by our holding company.

        Effective December 31, 2003, the California Department of Insurance approved an intercompany lease whereby 21st Century Insurance Company will lease certain computer software from our holding company. The monthly lease payment, currently $0.4 million, started in January 2004 and is subject to upward adjustment based on the cost incurred by the holding company to complete certain enhancements to the software.

        Our holding company's significant cash obligations over the next several years consist of interest payments on the Senior Notes (approximately $5.9 million annually) and the estimated cost to complete certain software enhancements (approximately $33.1 million), exclusive of any dividends to stockholders that our directors may declare, and the repayment of the $100 million principal on the Senior Notes due in 2013. We expect to be able to meet those obligations from sources of cash currently available—i.e., payments received from the intercompany lease and cash and investments currently on hand at the holding company, which totaled $24.4 million at December 31, 2003(1)—plus additional funds obtained from the capital markets or from dividends received from our insurance subsidiaries. Absent a favorable resolution of the state income tax issue regarding taxability of intercompany dividends received by insurance holding companies, we may have to pay additional state income taxes of up to approximately 8.9% on the amount of any such dividends received.

(1)
On December 15, 2003, we declared a $1.7 million cash dividend to stockholders of record on December 29, 2003, which was paid January 23, 2004.

        Our insurance subsidiaries in 2004 could pay $75.1 million as dividends to us without prior written approval from insurance regulatory authorities. We are unlikely to have our insurance subsidiaries pay dividends to our holding company in 2004 as long as the uncertainty persists over the taxability by the state of intercompany dividends.

        Insurance Subsidiaries.    We have achieved underwriting profits in our core auto insurance operations for the last eight quarters and have thereby enhanced our liquidity. In California, where approximately 97.7% of our policies are written, we implemented a 3.9% auto premium rate increase effective March 31, 2003. This increase followed a 5.7% rate increase in May of 2002. However, there can be no assurance that insurance regulators will grant future rate increases that may be necessary to offset possible future increases in claims cost trends. Also, we remain exposed to possible upward development in previously recorded reserves for claims pursuant to SB 1899. As a result of such uncertainties, underwriting losses could occur in the future. Further, we could be required to liquidate investments to pay claims, possibly during unfavorable market conditions, which could lead to the realization of losses on sales of investments. Adverse outcomes to any of the foregoing uncertainties would create some degree of downward pressure on the insurance subsidiaries' earnings, which in turn could negatively impact our liquidity.

        As of December 31, 2003, our insurance subsidiaries had a combined statutory surplus of $531.7 million compared to $397.4 million at December 31, 2002. The change in statutory surplus was primarily due to statutory net income of $76.1 million, a capital contribution of $37.9 million and a decrease in nonadmitted assets of $20.9 million. Our ratio of net premiums written to statutory surplus was 2.3 at December 31, 2003, compared to 2.4 at December 31, 2002.

        The CDI is currently examining the statutory financial statements for the three year period ended December 31, 2002. We are not aware of any proposed adjustments to the statutory financial statements. On October 23, 2002, the CDI finalized its examination report on the 1999 statutory financial statements for the Company's California-domiciled insurance subsidiaries. The report did not require the insurance subsidiaries to restate those financial statements.

        Transactions with Related Parties.    Since 1995, we have entered into several transactions with AIG subsidiaries, including various reinsurance agreements. At December 31, 2003, reinsurance recoverables, net of payables, from AIG subsidiaries were $5.8 million, compared to $18.4 million at December 31, 2002. Other transactions with AIG subsidiaries, which are immaterial, have resulted from competitive bidding processes for certain corporate insurance coverages and certain software and data processing services. In October 2003, as a result of a competitive bidding process, we entered into an agreement with an AIG subsidiary to provide investment management services to us; the agreement was subject to approval by the California Department of Insurance, which granted such approval in October 2003. Apart from the foregoing, we have no material transactions with related parties.

Contractual Obligations and Commitments

        We have various contractual obligations that are recorded as liabilities in our consolidated financial statements. Certain contractual obligations, such as operating lease obligations, are not recognized as liabilities in our consolidated financial statements, but are required to be disclosed.

        The following table summarizes our significant contractual obligations and commitments at December 31, 2003, and the future periods in which such obligations are expected to be settled in cash. In addition, the table reflects the timing of principal payments on outstanding senior notes.

		Payments Due by Period
AMOUNTS IN MILLIONS	Total	2004	2005 through 2006	2007 through 2008	Remaining years after 2008
Senior notes	$159.0	$5.9	$11.8	$11.8	$129.5
Capital lease obligation	55.8	14.0	27.8	14.0	—

Debt	214.8	19.9	39.6	25.8	129.5
Operating Leases(1)	175.2	19.8	36.0	29.0	90.4

Total	$390.0	$39.7	$75.6	$54.8	$219.9

(1)
Includes amounts due under long-term software license agreements of approximately $15.1 million.

        The capital lease obligation above resulted from the sale-leaseback transaction discussed earlier. The lease includes a covenant that if AIG ceases to have a majority interest in us, or if statutory surplus falls below $300.0 million, or if the net premiums written to surplus ratio is greater than 3.8:1, or if claims paying ratings fall below BBB+ (as rated by Standard & Poor's), Baa1 (as rated by Moody's) or B++ (as rated by A.M. Best) we will either deliver a letter of credit to the lessor or pay the lessor the then outstanding balance, including a prepayment penalty of up to 3%.

        Our largest insurance subsidiary is the obligor on both the capital lease obligation and the operating lease obligations.

        We sponsor defined benefit pension plans that may obligate us to make contributions to the plans from time to time. We do not expect to be required to contribute to our qualified defined benefit plan in 2004, and contributions required for 2005, if any, and future years will depend on a number of unpredictable factors including the market performance of the plan's assets and future changes in interest rates that affect the actuarial measurement of the plan's obligations.

        We had estimated liabilities for losses and LAE of $438.3 million at December 31, 2003, the majority of which will be required to be paid in 2004 as the related claims are settled. We expect operating cash flow to be sufficient to meet our obligations to pay claims and we have readily marketable investments available for sale should operating cash flows prove to be inadequate.

        We have no material purchase obligations or other on- or off-balance sheet long-term liabilities or obligations at December 31, 2003 (see further discussion in Note 12 of Notes to Consolidated Financial Statements).

Off Balance Sheet Arrangements

        We currently have no letters of credit, have issued no guarantees on behalf of others (other than the guarantee by 21st Century Insurance Group of the capital lease obligation described above), have no trading activities involving non-exchange-traded contracts accounted for at fair value, and have no obligations under any derivative financial instruments. In addition, the Company has no material retained interests in assets transferred to any unconsolidated entity (see further discussion in Note 2 of Notes to Consolidated Financial Statements).

Results of Operations

        Overall Results.    We reported net income of $53.6 million, or $0.63 earnings per share (basic and diluted), on direct premiums written of $1,223.5 million for the year ended December 31, 2003, compared to a net loss of $12.3 million, or $0.14 loss per share, on direct premiums written of $998.2 million for the year ended December 31, 2002. For the year ended December 31, 2001, we reported a net loss of $27.6 million, or $0.32 loss per share, on direct premiums written of $929.3 million. The results for 2003, 2002 and 2001 include: (i) after-tax charges for 1994 Northridge earthquake costs of $24.1 million, $34.2 million and $45.6 million, respectively; (ii) after-tax net income of $9.6 million for the year ended December 31, 2003, resulting from nonrecurring, nonoperational items and a favorable tax settlement with the IRS; (iii) an after-tax charge of $24.2 million, for the year ended December 31, 2002, relating to a write-off of software; and (iv) $13.6 million for the year ended December 31, 2001, associated with workforce reductions and the settlement of litigation matters.

        The following table presents the components of our personal auto lines underwriting profit or loss and the components of the combined ratio for the past three years:

	Personal Auto Lines
AMOUNTS IN THOUSANDS Years Ended December 31,
	2003	2002	2001
Direct premiums written	$1,223,377	$995,794	$898,862

Net premiums written	$1,218,519	$976,892	$842,657

Net premiums earned	$1,172,679	$924,559	$838,489
Net losses and loss adjustment expenses	922,122	768,277	738,335
Underwriting expenses incurred	209,551	142,899	124,564

Personal auto lines underwriting profit (loss)	$41,006	$13,383	$(24,410)

Ratios:
Loss and LAE ratio	78.6%	82.9%	88.1%
Underwriting expense ratio	17.9%	15.6%	14.9%

Combined ratio	96.5%	98.5%	103.0%

        The following table reconciles our personal auto lines underwriting profit or loss to our consolidated net income (loss):

AMOUNTS IN THOUSANDS Years Ended December 31,	2003	2002	2001
Personal auto lines underwriting profit (loss)	$41,006	$13,383	$(24,410)
Homeowner and earthquake lines in runoff, underwriting loss	(40,175)	(58,768)	(77,598)
Net investment income	45,833	46,345	45,930
Realized investment gains	13,177	10,391	5,001
Write-off of software	—	(37,177)	—
Other income (expense)	14,777	—	(998)
Interest and fees expense	(3,471)	—	—
Federal income tax (expense) benefit	(17,572)	13,570	24,507

Net income (loss)	$53,575	$(12,256)	$(27,568)

        Comments relating to the underwriting results of the personal auto and the homeowner and earthquake lines in runoff are presented below.

Underwriting Results

        The tables presented in the Notes to Consolidated Financial Statements summarize the Company's unaudited quarterly results of operations for each of the two years in the period ended December 31, 2003, and the results of operations by line of business for each of the three years then ended. The following discussion of underwriting results by line of business should be read in conjunction with the information presented in those tables and elsewhere herein.

        Personal Auto.    Personal automobile insurance is our primary line of business. Vehicles insured outside of California accounted for less than 3% of our direct written premium in 2003, 2002 and 2001.

        Direct premiums written for the year ended December 31, 2003, increased $227.6 million (22.9%) to $1,223.4 million in 2003 compared to $995.8 million in 2002 and $898.9 million in 2001. Of the $227.6 million increase in 2003, $35.2 million was due to rate increases, while $192.4 million was due to a higher number of insured vehicles. Of the $96.9 million increase in 2002, $36.7 million was due to rate increases, $12.9 million was due to the effects of the consolidation of 21st of Arizona, and

$47.3 million resulted from a higher number of insured vehicles. Current growth is being generated through active advertising for new customers and product innovations.

        California auto retention was 92% for the year ended December 31, 2003, compared to 93% and 92% for the years ended December 31, 2002 and 2001, respectively. The decline in 2003 is primarily due to the April 2003 rate increase and the substantial increase in new customers, who typically have a lower retention rate than long-time customers.

        Net premiums earned increased $248.1 million (26.8%) to $1,172.7 million in 2003, compared to $924.6 million in 2002 and $838.5 million in 2001. The increases in 2003, 2002 and 2001 are greater than the proportional increase in the corresponding direct premiums written because of the decrease in the quota share reinsurance arrangement with AIG subsidiaries from 6% in 2001 to 4% until September 1, 2002, at which time we entered into an agreement to cancel future cessions under this treaty. The cancellation resulted in a one-time pre-tax charge of $0.9 million.

        The combined ratio was 96.5% for the year ended December 31, 2003, compared to 98.5% and 103.0% for 2002 and 2001, respectively. Our management remains focused on achieving sustainable 15% growth and a combined ratio of 96%. In 2003, we achieved an underwriting profit in each quarter and achieved growth of 22.9%, our best growth since 1987.

        Net losses and LAE incurred increased $153.8 million (20.0%) to $922.1 million in 2003 compared to $768.3 million and $738.3 million in 2002 and 2001, respectively. The loss and LAE ratios were 78.6%, 82.9% and 88.1% for the years ended December 31, 2003, 2002 and 2001, respectively. The effects on the loss and LAE ratios of changes in estimates relating to insured events of prior years were 1.0% in 2003, 1.8% in 2002 and 5.5% in 2001. These changes in estimates pertained mainly to development in average paid loss severities beyond amounts previously anticipated. For additional discussion of the factors that led to these changes in estimates, see "Business—Loss and Loss Adjustment Expense Reserves." In general, changes in estimates are recorded in the period in which new information becomes available indicating that a change is warranted, usually in conjunction with our monthly actuarial review.

        The ratios of underwriting expenses to net premiums earned were 17.9%, 15.6% and 14.9% for the years ended December 31, 2003, 2002 and 2001, respectively. The increase was primarily due to growth in advertising expenditures and costs associated with increasing the number of new sales agents to handle record volume of new business during the latter half of 2002 and all of 2003. Several productivity enhancement initiatives are underway aimed at reducing per unit process costs and lowering fixed costs in corporate support areas.

        In the third quarter of 2002 the Company entered into a catastrophe reinsurance agreement, which reinsures any covered events, defined as auto physical damage, up to $30.0 million in excess of $15.0 million. This agreement expired on December 31, 2003. Effective January 1, 2004 we entered into a new, one-year catastrophe reinsurance agreement, which provides reinsurance on covered events up to $45 million in excess of $20 million. The premium for this reinsurance coverage is approximately $0.1 million per month.

        Homeowner and Earthquake Lines in Runoff.    The homeowner and earthquake lines, which are in runoff, experienced adverse development on the remaining loss reserves of $40.1 million, compared to adverse development of $56.2 million in 2002 and $72.3 million in 2001, of which development related to SB 1899 earthquake claims accounted for $36.9 million, $52.6 million, and $70.3 million, respectively.

        We have executed various transactions to exit from our homeowner line. Under a January 1, 2002 agreement with Balboa Insurance Company ("Balboa"), a subsidiary of Countrywide Financial Corporation ("Countrywide"), 100% of homeowner unearned premium reserves and losses on or after that date were ceded to Balboa. Under the terms of this agreement, we retain certain loss adjustment expenses. We began non-renewing homeowner policies expiring on February 21, 2002, and thereafter.

Substantially all of these customers were offered homeowner coverage through an affiliate of Countrywide. We have completed this process and no longer have any homeowner policies in force.

        We caution that the recorded loss and LAE estimates for our earthquake lines are subject to a greater than normal degree of uncertainty for a variety of reasons (see Note 16 of the Notes to Consolidated Financial Statements).

Loss and LAE Incurred

        The following table summarizes losses and LAE incurred, net of reinsurance, for the periods indicated:

AMOUNTS IN THOUSANDS Years Ended December 31,	2003	2002	2001
Net Losses and LAE incurred related to insured events of:
Current year:
Personal auto lines	$910,963	$752,077	$692,593
Homeowner lines	141	2,222	25,636
Earthquake lines	—	—	—

Total current year	911,104	754,299	718,229

Prior years:
Personal auto lines	11,159	16,200	45,742
Homeowner lines	3,125	3,519	1,952
Earthquake lines	36,923	52,639	70,313

Total prior years	51,207	72,358	118,007

Total	$962,311	$826,657	$836,236

        Historically, our actuaries have not projected a range around the carried loss reserves. Rather, they have used several methods and different underlying assumptions to produce a number of point estimates for the required reserves. Management reviews the assumptions underlying the loss ratios and selects the carried reserves after carefully reviewing the appropriateness of the underlying assumptions in relation to the outstanding exposures. These assumptions include, but are not limited to, the following: prior accident year and policy year loss ratios; rate changes in coverage, reinsurance, or mix of business; and changes in external factors impacting results, such as trends in loss costs or in the legal and claims environment. If our carried reserves are supported by actuarial methods and assumptions that are also believed to be reasonable, then the carried reserves would generally be considered reasonable, and no adjustment would be considered. The ultimate process by which the actual carried reserves are determined considers not only the actuarial point estimate, but also a number of other factors.

        Other internal and external factors considered include a qualitative assessment of inflation and other economic conditions, changes in legal, regulatory, and judicial environments underlying policy pricing, terms and conditions, and claims handling.

        Generally, actual historical loss development factors are the primary assumptions used to project future loss development. However, there can be no assurance that future loss development patterns will be the same as in the past. Historically, our carried loss reserves have developed both redundancies and deficiencies. Adverse development for our personal auto lines was less than 5% of carried personal auto lines reserves in 2003 and 2002, and approximately 15% of such reserves in 2001. If future loss development differed by 5 percent from those assumptions utilized in the year-end 2003 personal auto lines loss reserve review, there would be approximately a $21.0 million redundancy or deficiency in the overall personal auto lines reserve position.

        While we have settled earthquake claims and are making progress in resolving outstanding litigation, estimates of both the litigation costs and ultimate settlement or judgment amounts related to these claims are subject to a high degree of uncertainty. Please see Note 16 of the Notes to Consolidated Financial Statements for additional background on the Northridge Earthquake and SB 1899, including a discussion of factors that have contributed to the difficulty of obtaining accurate loss and LAE estimates in the wake of that legislation.

Investment Income

        We utilize a conservative investment philosophy. No derivatives or nontraditional securities are held in our investment portfolio and less than 1% of the portfolio consists of equity securities. Substantially the entire portfolio is investment grade. Net investment income was $45.8 million in 2003, compared to $46.3 million in 2002 and $45.9 million in 2001. Average invested assets increased 17.9% in 2003 and 1.3% in 2002 from each of the respective prior years. The average annual pre-tax yields on invested assets were 4.2% in 2003, 5.1% in 2002 and 2001. The average annual after-tax yields on invested assets were 3.6% in 2003, 4.3% in 2002 and 4.5% in 2001.

        Net realized gains on the sale of investments and fixed assets were $13.2 million in 2003 (gross realized gains were $13.7 million and gross realized losses were $0.5 million), compared to $10.4 million in 2002 (gross realized gains were $13.1 million and gross realized losses were $2.7 million) and net realized gains of $5.0 million in 2001. At December 31, 2003, $791.6 million (64.9%) of our total investments at fair value were invested in tax-exempt bonds with the remainder, representing 35.1% of the portfolio, invested in taxable securities, compared to 60.7% and 39.3%, respectively, at December 31, 2002.

        As of December 31, 2003, we had a pre-tax net unrealized gain of $36.1 million compared to a net unrealized gain on fixed maturity investments of $38.5 million in 2002 and a net unrealized loss of $1.5 million in 2001. We recognized no other-than-temporary impairments in 2003, 2002, or 2001 (see discussion under Critical Accounting Policies).

Other Income

        Other income in the year ended December 31, 2003, included $9.3 million resulting from a nonrecurring, nonoperational item from the settlement of litigation, interest income of $4.8 million relating to a favorable settlement with the Internal Revenue Service ("IRS"), and miscellaneous items of $0.7 million.

Write-off of Software

        In the third quarter of 2002, we recorded a one-time pre-tax charge to write-off $37.2 million of previously capitalized software costs for abandoned portions of an advanced personal lines processing system.

Critical Accounting Policies

        Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within those statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. Our significant accounting policies are described in Note 2 of Notes to Consolidated Financial Statements and are essential to understanding Management's Discussion and Analysis of Results of Operations and Financial Condition. Some of our accounting policies require significant judgment to estimate values of either assets or liabilities. In addition, significant judgment may be needed to apply what often are complex accounting principles to individual transactions to determine the most appropriate treatment. We have established procedures and processes to facilitate making the judgments necessary to prepare financial statements.

        The following is a summary of the more judgmental and complex accounting estimates and principles. In each area, we have discussed the assumptions most important in the estimation process. We have used the best information available to estimate the related items involved. Actual performance that differs from our estimates and future changes in the key assumptions could change future valuations and materially impact our financial condition and results of operations.

        Management has discussed our critical accounting policies and estimates, together with any changes therein, with the Audit Committee of our Board of Directors.

        Losses and Loss Adjustment Expenses.    The estimated liabilities for losses and loss adjustment expenses ("LAE") include the accumulation of estimates of losses for claims reported prior to the balance sheet dates, estimates (based upon actuarial analysis of historical data) of losses for claims incurred but not reported, the development of case reserves to ultimate values and estimates of expenses for investigating, adjusting and settling all incurred claims. Amounts reported are estimates of the ultimate costs of settlement, net of estimated salvage and subrogation. The estimated liabilities are necessarily subject to the outcome of future events, such as changes in medical and repair costs, as well as economic and social conditions that impact the settlement of claims. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims. For our current mix of auto exposures, which include both property and liability exposures, an average of approximately 80% of the ultimate losses are settled within twelve months of the date of loss. Given the inherent variability in the estimates, management believes the aggregate reserves are adequate, although we continue to caution that the reserve estimates relating to SB 1899 are subject to a greater than normal degree of variability and possible future material adjustment as new facts become known. The methods of making such estimates and establishing the resulting reserves are reviewed and updated monthly and any resulting adjustments are reflected in current operations. Changes in the estimates for these liabilities flow directly to the income statement on a dollar-for-dollar basis. For example, an upward revision of $1 million in the estimated liability for unpaid losses and loss adjustment expenses would decrease underwriting profit, and pre-tax income, by the same $1 million amount. Conversely, a downward revision of $1 million would increase pre-tax income by the same $1 million amount.

        Property and Equipment.    Accounting standards require a write-off to be recognized when an asset is abandoned or an asset group's carrying value exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Accounting standards require asset groups to be tested for possible impairment under certain conditions. In the third quarter of 2002, we recorded a pre-tax charge to write-off $37.2 million of previously capitalized software costs for abandoned portions of an advanced personal lines processing system. As such, in 2002 we assessed the asset group that included the advanced personal lines processing system for impairment. However, an impairment was not triggered by the abandonment as we determined that the impairment recognition criterion had not been met. Future cash flows expected to be generated by the asset group exceeded their carrying amount. There have been no events or circumstances in 2003 that would require a reassessment of the asset group for impairment.

        Income Taxes.    Determining the consolidated provision for income tax expense, deferred tax assets and liabilities and any related valuation allowance involves judgment. Generally accepted accounting principles require deferred tax assets and liabilities ("DTAs" and "DTLs," respectively) to be recognized for the estimated future tax effects attributed to temporary differences and carryforwards based on provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated. Temporary differences are differences between the tax basis of an asset or liability and its reported amount in the financial statements. For example, we have a DTA because the tax bases of our loss and LAE reserves are smaller than their book bases. Similarly, we have a DTL because the book basis of our capitalized software exceeds its tax basis. Carryforwards include such items as alternative minimum tax credits, which may be carried forward indefinitely, and net operating losses ("NOLs"), which can be carried forward 15 years for losses incurred before 1998 and 20 years thereafter. A summary of the significant DTAs and DTLs relating to the Company's temporary differences and carryforwards is included in Note 5 of the Notes to Consolidated Financial Statements.

        At December 31, 2003, our DTAs total $149.1 million, and our DTLs total $72.5 million. The net of those amounts, $76.6 million, represents the net deferred tax asset reported in the consolidated balance sheet.

        We are required to reduce DTAs (but not DTLs) by a valuation allowance to the extent that, based on the weight of available evidence, it is "more likely than not" (i.e., a likelihood of more than 50%) that any DTAs will not be realized. Recognition of a valuation allowance would decrease reported earnings on a dollar for dollar basis in the year in which any such recognition were to occur. The determination of whether a valuation allowance is appropriate requires the exercise of management judgment. In making this judgment, management is required to weigh the positive and negative evidence as to the likelihood that the DTAs will be realized.

        Portions of our NOL carryforward are scheduled to expire beginning in 2009, as shown in the table below (amounts in millions):

Year of Expiration	NOL Excluding 21st of Arizona	SRLY(1) NOL of 21st of Arizona	Consolidated NOL
2009	$37.9	$—	$37.9
2011	—	0.6	0.6
2017	—	2.0	2.0
2018	—	1.1	1.1
2019	—	1.5	1.5
2020	80.5	3.2	83.7
2021	134.6	2.2	136.8
2022	37.3	—	37.3

Totals	$290.3	$10.6	$300.9

(1)
"SRLY" stands for Separate Return Limitation Year. Under the Federal tax code, only future income generated by 21st of Arizona may be utilized against this portion of our NOL.

        Our core business has generated an underwriting profit for the past two years. Management believes it is reasonable to expect future underwriting profits and to conclude it is at least more likely than not that we will be able to realize the benefits of our DTAs. If necessary, we believe we could implement tax-planning strategies, such as investing a higher proportion of our investment portfolio in taxable securities, in order to generate sufficient future taxable income to utilize the NOL carryforwards prior to their expiration. Accordingly, no valuation allowance has been recognized as of December 31, 2003. However, generating future taxable income is dependent on a number of factors, including regulatory and competitive influences that may be beyond our ability to control. Future underwriting losses could possibly jeopardize our ability to utilize our NOLs. In the event adverse development or underwriting losses due to either SB 1899 matters or other causes were to occur, management might be required to reach a different conclusion about the realization of the DTAs and, if so, recognize a valuation allowance at that time.

        Deferred Policy Acquisition Costs.    Deferred policy acquisition costs ("DPAC") include premium taxes and other variable costs incurred in connection with writing business. These costs are deferred and amortized over the 6-month policy period in which the related premiums are earned.

        Management assesses the recoverability of deferred policy acquisition costs on a quarterly basis. The assessment calculates the relationship of actuarially estimated costs incurred to premiums from contracts issued or renewed for the period. We do not consider anticipated investment income in determining the recoverability of these costs. Based on current indications, no reduction in DPAC is required.

        The loss and LAE ratio used in the recoverability estimate is based primarily on the assumption that the future loss and LAE ratio will approximate that of the recent past. While management believes that is a reasonable assumption, actual results could differ materially from such estimates.

        Investments.    Impairment losses for declines in value of fixed maturity investments below cost attributable to issuer-specific events are based upon all relevant facts and circumstances for each investment and are recognized when appropriate in accordance with Staff Accounting Bulletin ("SAB") 59, Noncurrent Marketable Equity Securities, Emerging Issues Task Force ("EITF") No. 99-20, Recognition of Interest Income and Impairment of Certain Investments, EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, and related guidance, which is evolving. For fixed maturity investments with unrealized losses due to market conditions or industry-related events, where we have the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery or to maturity, declines in value below cost are not assumed to be other-than-temporary. Where declines in values of securities below cost or amortized cost are considered to be other than temporary, a charge is required to be reflected in income for the difference between cost or amortized cost and the fair value. No such charges were recorded in 2003, 2002 or 2001.

        The determination of whether a decline in market value is "other than temporary" is necessarily a matter of subjective judgment and the guidance is continually evolving. The timing and amount of realized losses and gains reported in income could vary if conclusions other than those made by management were to determine whether an other-than-temporary impairment exists. However, there would be no impact on equity because any unrealized losses are already included in accumulated other comprehensive income.

        A summary by issuer of non-investment grade securities and unrated securities held at year-end follows:

AMOUNTS IN THOUSANDS December 31,	2003	2002
Non-investment grade securities (i.e., rated below BBB):
Corning, Inc.	$—	$850
Unrated securities:
Impact Community Capital LLC(1)	2,023	2,023
Impact C.I.L. Parent	2,444	—

Total non-investment grade and unrated securities	$4,467	$2,873

(1)
Impact Community Capital LLC, is a limited partnership that was established under California's COIN program (California Organized Investment Network), a voluntary association of California insurers providing funding for low cost housing projects.

        The following table summarizes realized gains and losses for the past three years. Additional information has been provided with respect to how long securities sold at a loss in each year were in an unrealized loss position.

AMOUNTS IN THOUSANDS Years Ended December 31,	2003	2002	2001
Realized (losses) on sales of securities:
Held for less than one year	$(229)	$(322)	$(147)

Held one year or more
In an unrealized loss position at December 31, 2002	(148)	—	N/A
In an unrealized loss position at December 31, 2001	—	(83)	N/A
In an unrealized loss position at December 31, 2000	—	—	—
In an unrealized loss position at December 31, 1999	—	(196)	(372)
In an unrealized loss position at December 31, 1998	—	(1,567)	(141)
In an unrealized loss position at December 31, 1997	—	—	(216)
In an unrealized gain position at December 31, 2002	(5)	—	N/A
In an unrealized gain position at December 31, 2001	—	(15)	N/A
In an unrealized gain position at December 31, 2000	—	—	(235)
In an unrealized gain position at December 31, 1999	—	—	—

Total realized losses on sales of fixed maturity securities held one year or more(1)	(153)	(1,861)	(964)

Total realized loss on sales of securities	(382)	(2,183)	(1,111)
Total realized gain on sales of securities	13,715	13,053	5,912
Realized gain (loss) on disposal of property and equipment	(156)	(479)	200

Total realized investment gains	$13,177	$10,391	$5,001

(1)
Amount represents less than 0.001% of total fixed maturity securities.

        The following table summarizes the fair values of fixed maturity securities sold at a loss or at a gain on the date of sale:

	Fair Value of Fixed Maturity Securities Sold at a Loss
AMOUNTS IN THOUSANDS Years Ended December 31,
	2003	2002	2001
Fair value of securities sold at a loss on date of sale	$21,002	$111,144	$140,334
Fair value of securities sold at a gain on date of sale	$297,230	$470,043	$363,467

        The following table summarizes securities held by us having an unrealized loss of $0.1 million or more and aggregate information relating to all other investments in unrealized loss positions as of December 31:

	2003			2002
AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF ISSUES December 31,
	# issues	Fair Value	Unrealized Loss	# issues	Fair Value	Unrealized Loss
Fixed maturity securities with unrealized losses:
Exceeding $0.1 million and for:
Less than 6 months	4	$50,512	$680	3	$20,769	$1,601
6-12 months	2	8,509	662	2	7,431	530
More than 1 year	—	—	—	1	850	131
Less than $0.1 million	83	179,166	2,074	16	44,590	405

Total(1)	89	$238,187	$3,416	22	$73,640	$2,667

(1)
Fair value of fixed maturity securities with unrealized losses represents less than 20% of total fixed maturity securities.

        A summary by contractual maturity of bonds in an unrealized loss position by year of maturity follows:

	2003		2002
AMOUNTS IN THOUSANDS December 31,	Amortized Cost	Carrying Value	Amortized Cost	Carrying Value
Bond Maturities
Due in one year or less	$2,519	$2,515	$—	$—
Due after one year through five years	78,687	77,590	5,415	5,076
Due after five years through ten years	47,026	45,975	30,099	28,280
Due after ten years	113,371	112,107	40,792	40,284

	$241,603	$238,187	$76,306	$73,640

        Stock-based compensation.    Under the provisions of Statement of Financial Standards No. 123, Accounting for Stock-Based Compensation, we have elected to continue using the intrinsic-value method of accounting for stock-based awards granted to employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, we have not recognized in income any compensation expense for the fair value of stock options awarded to employees. Companies electing to continue to follow the intrinsic-value method must make pro forma disclosures, as if the fair value based method of accounting had been applied. A summary of the expense that would have been recorded, together with the underlying assumptions, had we recognized for the fair value of stock-based awards is included in Notes 2 and 14 of the Notes to Consolidated Financial Statements.

New Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 in the third quarter of 2003 did not have an impact on our results of operation or financial position.

        In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 ("FIN 46"), and amended it in December 2003. An entity is subject to the consolidation rules of FIN 46 and is referred to as a variable interest entity ("VIE") if it lacks sufficient equity to finance its activities without additional financial support from other parties or if its equity holders lack adequate decision making ability based on criteria set forth in the interpretation. We do not have any material VIEs that we need, or will need, to consolidate or disclose (see Note 2 of the Notes to Consolidated Financial Statements for additional discussion related to VIEs).

BUSINESS

21st Century Insurance Group

        We primarily market and underwrite personal automobile, motorcycle, and umbrella insurance in California. We also provide personal automobile insurance in four other western states (Arizona, Nevada, Oregon and Washington) and three midwestern states (Illinois, Indiana and Ohio). We began offering personal auto insurance in Illinois, Indiana and Ohio on January 28, 2004.(1) Twenty-four hours per day, 365 days a year, customers have the option to purchase insurance, service their policy or report a claim over the phone directly through our centralized licensed insurance agents at 1-800-211-SAVE or through our full service Internet site at www.21st.com. We believe that we have a reputation for high quality customer service and for being among the most efficient and lowest cost providers of personal auto insurance in the markets we serve.

(1)
Results from these new markets are not expected to be material in 2004.

        We were founded in 1958, and until recently were incorporated in California. Effective December 4, 2003, we were reincorporated under the laws of the State of Delaware. Several subsidiaries of American International Group, Inc. (hereinafter referred to as "AIG") together currently own approximately 63% of our outstanding common stock.

Geographic Concentration of Business

        We write private passenger automobile insurance primarily in California (97% of policyholders). Our remaining business is written in Arizona, Nevada, Oregon and Washington.

        The following table presents a geographical summary of our direct premiums written for the past five years (in millions):

	Direct Premiums Written
Years Ended December 31,
	2003	2002	2001	2000	1999
Personal auto lines(1)
California	$1,189.5	$967.3	$879.4	$861.6	$848.9
Arizona(2)	21.2	13.0	—	—	—
Nevada	6.7	8.1	8.9	7.7	2.7
Oregon	1.4	1.6	2.0	2.2	0.8
Washington	4.6	5.8	8.5	9.7	3.4

Total personal auto lines	1,223.4	995.8	898.8	881.2	855.8

Lines in runoff
Homeowner(3) and Earthquake(4)	0.1	2.4	30.5	29.5	24.7

Total	$1,223.5	$998.2	$929.3	$910.7	$880.5

(1)
Includes motorcycle and personal umbrella coverages, which are immaterial for all periods presented.

(2)
Excludes amounts not consolidated prior to our acquisition of a majority of the voting interests in 21st of Arizona: $12.8 million in 2001; $14.7 million in 2000; and $12.9 million in 1999.

(3)
We no longer have any California homeowner policies in force. See further discussion under the caption Underwriting Results—Homeowner and Earthquake Lines in Runoff.

(4)
We ceased writing earthquake coverage in 1994, but we have remaining loss reserves from the 1994 Northridge Earthquake that are subject to upward development. See further discussion under

  Underwriting Results—Homeowner and Earthquake Lines in Runoff, Critical Accounting Policies and the Notes to Consolidated Financial Statements.

        The table below summarizes the concentrations of our California vehicles in force for the voluntary personal auto lines excluding personal umbrella and motorcycle coverages as of the end of each of the past five years. Our California market share reflects a weighted distribution that tracks the concentration of households and population. At the end of 2003, 32% of the vehicles insured by us were garaged in Los Angeles County. In comparison, data from the California Department of Motor Vehicles indicates that 27% of its registrations were for vehicles in Los Angeles County.

	Voluntary Personal Auto Lines
December 31,
	2003	2002	2001	2000	1999
Los Angeles County	32.3%	37.2%	42.0%	43.6%	45.2%
San Diego County	13.5	13.4	13.4	12.6	12.3
Southern California excluding Los Angeles and San Diego Counties(1)	21.4	23.5	25.9	26.5	26.8
Central and Northern California(2)	32.8	25.9	18.7	17.3	15.7

	100.0%	100.0%	100.0%	100.0%	100.0%

(1)
Includes the following counties: Imperial, Kern, Orange, Riverside, Santa Barbara, San Bernardino and Ventura.

(2)
Includes all California counties other than Los Angeles County, San Diego County and those specified in footnote 1.

Types and Limits of Insurance Coverage

        Our private passenger auto insurance contract generally covers: bodily injury liability; property damage; medical payments; uninsured and underinsured motorist; rental reimbursement; uninsured motorist property damage and collision deductible waiver; towing; comprehensive; and collision. All of our policies are written for a six-month term except for policies sold to the involuntary market, which are for twelve months.

        Minimum levels of bodily injury and property damage are required by state law and typically cover the other party's claims when our policyholder causes an accident. Uninsured and underinsured motorist are optional coverages and cover our policyholder when the other party is at fault and has no or insufficient liability insurance to cover the insured's injuries and loss of income. Comprehensive and collision coverages are also optional and cover damage to the policyholder's automobile whether or not the insured is at fault. In some states, we are required to offer personal injury protection coverage in lieu of the medical payments coverage required in California.

        Various limits of liability are underwritten with maximum limits of $500,000 per person and $500,000 per accident. Our most popular bodily injury liability limits in force are $100,000 per person and $300,000 per accident.

        Our personal umbrella policy ("PUP") provides a choice of liability coverage limits of $1.0 million, $2.0 million or $3.0 million in excess of underlying automobile liability coverage that we write. The $2.0 million and $3.0 million limits were added in May 2002. We require minimum underlying automobile limits, written by us, of $250,000 per person and $500,000 per accident for PUP policies sold since May 2002 (limits of $100,000 per person and $300,000 per accident were previously required). We reinsure 90% of any PUP loss with unrelated reinsurers.

Personal Auto Product Innovations

        Starting in May 2002, we began offering motorcycle coverage primarily to our auto policyholders in California. In August 2002, we introduced a new private passenger auto policy in California that does not have certain standard features found in our primary policy. This limited-feature product is similar in most respects to the product offered by many of our competitors, and is positioned as a lower-cost alternative for customers who believe they need less coverage than provided by our standard product. In October 2002, we enhanced our underwriting guidelines allowing us to provide quotes to more customers who do not meet California's statutory "good driver" definition, but who are considered to be insurable risks within our class plan.

        The foregoing product innovations account for approximately 9% of new auto policies written in California in 2003. Each innovation was designed to earn an underwriting profit equivalent to the rest of the California auto product (with the exception of Assigned Risk program). Initial results for each product innovation are in line with expected profit levels.

Marketing

        While we offer personal auto policies in eight states, most of our marketing efforts are focused on the larger urban markets in California(1) Beginning in late 2002, we resumed active marketing in Arizona.

(1)
We began offering personal auto insurance in Illinois, Indiana and Ohio on January 28, 2004. Results from these new markets are not expected to be material in 2004.

        Our marketing and underwriting strategy is to appeal to careful and responsible drivers who desire a feature-rich product at a competitive price. We use direct mail, broadcast and print media, outdoor, community events and the Internet to generate inbound telephone calls, which are served by centralized licensed insurance agents. Because our sales agents are centralized, we can deliver a highly efficient and professional experience for our California and Arizona customers 24 hours per day, 365 days per year through a convenient, toll-free 800-211-SAVE telephone number. California and Arizona customers may also obtain an auto rate quotation and purchase a policy on our web site.

        The following table summarizes advertising expenditures (in millions) and total new auto policies written in California, our primary market, for the past five years:

Years Ended December 31,	2003	2002	2001	2000	1999
Total advertising expenditures	$53.9	$43.3	$16.9	$9.8	$21.3
New auto policies written in California(1)	254,830	185,927	51,002	50,901	86,703

(1)
Includes new PUP and motorcycle policies, which are insignificant for all periods presented.

Consumer Advocacy

        We have introduced several publications and community events designed to assist customers and potential customers in making choices about their auto insurance and automobile safety. The Insider's Guide to Buying California Auto Insurance, currently available in both English and Spanish, compares coverage and service features of products offered by the Company and its major competitors. The comparisons are explained in understandable language to help "demystify" the choices consumers must make in selecting their personal auto insurance carrier.

        We also publish the Child Safety Seat Guide, Crash Test Ratings Guide, and A Driving Need—A Guide for Mature Drivers and Those Who Care about Them. All of these publications are available free of charge on our web site at www.21st.com/company/getmore/safety/safety.jsp. We have also distributed these publications in California movie theaters, county fairs, direct mail promotions and other venues.

        We extended our partnership with the California Highway Patrol to address the critical safety issues of proper child safety seat installation and distracted driving. Working in conjunction with Highway Patrol officers we held 16 child safety seat inspection events in under-served communities throughout California. During these events more than 1,600 inspections were conducted, 800 unsafe/recalled seats were replaced and 1,000 new seats were donated. We also posted billboards carrying the message "Wrap Your Most Important Package Safely" in high visibility locations around the state. On the issue of distracted driving we developed a handout discouraging cell phone usage by drivers in traffic as well as a billboard campaign under the theme of "Just Drive." All of the materials are co-branded by us and the Highway Patrol.

Customer Retention and Vehicles in Force

        Customer retention in California, measured based on the number of insured vehicles and the number of vehicles in force, were as follows as of the end of each of the past five years:

December 31,	2003	2002	2001	2000	1999
Average customer retention—California personal auto(1)	92%	93%	92%	96%	96%
California vehicles in force	1,383,175	1,178,459	1,051,982	1,150,643	1,179,928
All other states vehicles in force	33,332	27,174	23,489	31,337	18,130

Total auto lines exposure	1,416,507	1,205,633	1,075,471	1,181,980	1,198,058

California auto base rate changes	+3.9% April	+5.7% May	+4.0% July	+6.4% November	-6.9% February

(1)
Represents an overall measure of customer retention, including new customers as well as long-time customers. Retention rates for new customers are typically lower than for long-time customers.

        From March 1996 to February 1999, we implemented six rate decreases which resulted in a cumulative reduction in rates of nearly 23% in our California Personal Auto Program. As a result of this series of rate decreases, retention rates rose to record levels for us through 2000. Growth in vehicles in force during this period was modest as our major competitors also lowered their rates. In the year 2000, we recognized that loss costs had stopped declining and were again rising. While our competitors took no action or, in some cases, continued to take rate decreases, we took decisive action to improve our results and position us for profitable growth when the marketplace ultimately did react to these adverse trends. In 2000, we curtailed our advertising, adopted stricter underwriting measures, modified our class plan rating system, and increased our California auto program base rate by 6.4%, followed by a further rate increase of 4% in 2001. These actions contributed to the declines in retention and vehicles in force in 2000 and 2001. Beginning in the latter half of 2001, our major California competitors began implementing rate increases and we restarted active marketing and advertising, both of which contributed to the increases in our retention and vehicles in force in 2002. In January 2003, we received approval for a 3.9% rate increase, which we implemented for new and renewal policies effective March 31, 2003.

Underwriting and Pricing

        The regulatory system in California requires the prior approval of insurance rates. Within the regulatory framework, we establish our premium rates based primarily on actuarial analyses of our own historical loss and expense data. This data is compiled and analyzed to establish overall rate levels as well as classification differentials.

        Our rates are established at levels intended to generate underwriting profits and vary for individual policies based on a number of rating characteristics. These rates are a blend of base rates and class plan filings made with the California Department of Insurance ("CDI"). Base rates are the primary amount projected to generate an adequate underwriting profit. Class plan changes are filings that serve to modify the factors that impact the base rates so that each individual receives a rate that reflects their respective losses and expenses. Class plan changes are generally meant to be revenue neutral to us, but ultimately are done in conjunction with a base rate filing.

        California law requires that the primary rating characteristics that must be used for automobile policies are driving record (e.g., history of accidents and moving violations), annual mileage and number of years the driver has been licensed. A number of other "optional" rating factors are also permitted and used in California, which include characteristics such as automobile garaging location, make and model of car, policy limits and deductibles, and gender and marital status.

        The following table summarizes changes in our base premium rates for each of the past five years. Positive numbers represent increases; negative numbers represent decreases.

	Changes in Our Base Premium Rates
Years Ended December 31,
	2003	2002	2001	2000	1999
Personal auto lines excluding PUP
California	3.9%	5.7%	4.0%	6.4%	(6.9)%
Arizona	3.0	3.7	16.5	20.0	(9.7)
Nevada	—	22.0	12.6	—	—
Oregon	—	3.1	14.0	21.0	—
Washington	—	10.7	44.9	—	—
Lines in runoff
Homeowner	N/A	13.2	4.0	—	(7.5)
Earthquake	N/A	N/A	N/A	N/A	N/A

        We are required to offer insurance to any California applicant who meets the statutory definition of a "Good Driver." This definition includes all drivers licensed more than three years with no more than one violation point count under criteria contained in the California Vehicle Code. These criteria include a variety of moving violations and certain at-fault accidents.

        We review many of our policies prior to the time of renewal and as changes occur during the policy period. Some mid-term changes may result in premium adjustments, cancellations or non-renewals because of a substantial increase in risk.

Competition

        The personal automobile insurance market is highly competitive and is comprised of a large number of well-capitalized companies, many of which operate in a number of states and offer a wider variety of products than us. Several of these competitors are larger and have greater financial resources than us on a stand-alone basis. According to A.M. Best, we were the seventh largest writer of private passenger automobile insurance in California based on direct premiums written for 2002. Our main competition comes from other major writers who concentrate on the good driver market.

        Market shares in California of the top ten writers of personal automobile insurance, based on direct premiums written, according to A.M. Best, for the most recent five years for which such information is available were as follows:

	Market Share in California Based on Direct Premiums Written
Years Ended December 31,
	2002	2001	2000	1999	1998
21st Century Insurance Group	6%	6%	6%	6%	6%
State Farm Group	14	13	13	14	15
Zurich/Farmers Group	11	12	13	14	15
California State Auto Group	9	10	10	10	10
Allstate Insurance Group	9	11	10	9	8
Automobile Club of Southern California Group	9	9	9	9	8
Mercury General Group	9	8	8	8	7
USAA Group	3	3	3	3	3
Government Employees Group (GEICO)	3	3	3	2	2
Progressive Insurance Group	2	2	2	3	2

Servicing of Business

        Computerized systems provide the information resources, telecommunications and data processing capabilities necessary to manage our business. These systems support the activities of our marketing, sales, service and claims people who are dedicated to serving the needs of customers. New technology investments have been focused on making it faster and easier for customers to transact business while ultimately lowering our per-transaction costs.

        Using our web site, most customers are now able to receive and accept quotations, bind policies, pay their bills, inquire about the status of their policies and billing information, make most common policy changes, submit first notice of loss on a claim and access a wealth of consumer information. New technology provides our sales and service agents with integrated knowledge about customer contacts and enables speedier and even more convenient customer service.

Claims

        Claims operations include the receipt and analysis of initial loss reports, assignment of legal counsel when necessary, and management of the settlement process. Whenever possible, physical damage claims are handled through the use of Company drive-in claims facilities, vehicle inspection centers and Direct Repair Program ("DRP") providers. The claims management staff administers the claims settlement process and oversees the work of the legal and adjuster personnel involved in that process. Each claim is carefully analyzed to provide for fair loss payments, compliance with our contractual and regulatory obligations and management of loss adjustment expenses. Liability and property damage claims are handled by specialists in each area.

        We make extensive use of our DRP to expedite the repair process. The program involves agreements between us and more than 160 independent repair facilities. We agree to accept the repair facility's damage estimate without requiring each vehicle to be reinspected by our adjusters. All DRP facilities undergo a screening process before being accepted, and we maintain an aggressive inspection audit program to assure quality results. Our inspection teams visit all repair facilities each month and perform a quality control inspection on approximately 40% of all repairable vehicles in this program. The customer benefits by getting the repair process started faster and by having the repairs guaranteed for as long as the customer owns the vehicle. We benefit by not incurring the overhead expense of a larger staff of adjusters and by negotiating repair prices we believe are beneficial. Currently, more than 30% of all damage repairs are handled using the DRP method.

        Our policy is to use original equipment manufacturer ("OEM") parts. As a result, we believe we do not have exposure to the types of class action suits some competitors have drawn over their use of after market parts.

        We have established 12 claims division service offices in areas of major customer concentrations. Our eight vehicle inspection centers, located in Southern and Northern California, handle total losses, thefts and vehicles that are not drivable.

        The claims services division is responsible for subrogation and medical payment claims. We also maintain a Special Investigations Unit as required by the California State Insurance Code, which investigates suspected fraudulent claims. We believe our efforts in this area have been responsible for saving several million dollars annually.

        We utilize internal legal staff to handle most aspects of claims litigation. These attorneys handle approximately 75% of all lawsuits against our policyholders. Suits directly against us and those which may involve a conflict of interest, are assigned to outside counsel.

Growth and Profitability Objectives

        We have stated that our long-term goal is to build an organization that consistently produces a 96% combined ratio prepared using accounting principles generally accepted in the United States of America ("GAAP"), or better, and at least 15% annual growth in direct written premiums. To achieve these goals, we have undertaken many steps since 1999 including:

  •
  Restored pricing and underwriting discipline;

  •
  Successfully restarted active advertising for new customers;

  •
  Introduced product innovations to spur growth and profitability; and

  •
  Launched numerous initiatives to lower unit transaction costs.

Underwriting Expense Ratio—Personal Auto Lines

        Our direct statutory underwriting expense ratio for private passenger auto (defined as direct underwriting expenses on a statutory basis divided by direct premiums written), was lower than seven of our nine largest competitors in the markets in which we served for 2002.

        The following table presents statutory underwriting expense ratio information extracted from statutory filings by A.M. Best for the top ten California personal automobile insurance companies for 1998 through 2002, the most recent data available.

	Statutory Underwriting Expense Ratio(1)
Years Ended December 31,
	2002		2001	2000	1999	1998
21st Century Insurance Group	20.3	%(2)	15.0%	14.1%	13.8%	10.9%
Zurich/Farmers Group	27.0%		26.2%	25.8%	26.6%	26.1%
Mercury General Group	25.1%		25.8%	25.9%	26.7%	26.3%
State Farm Group	23.0%		22.6%	23.5%	22.9%	21.6%
California State Auto Group	22.8%		23.9%	25.1%	15.7%	19.0%
Allstate Insurance Group	22.7%		23.1%	25.5%	24.1%	22.7%
Progressive Insurance Group	21.5%		22.8%	21.1%	21.8%	22.7%
Automobile Club of Southern California Group	21.2%		21.6%	22.2%	22.2%	22.1%
Government Employees Group (GEICO)	14.7%		14.2%	17.0%	18.1%	17.7%
USAA Group	12.0%		12.7%	12.3%	13.7%	11.7%

(1)
There is generally a difference between underwriting expense ratios prepared using statutory accounting principles and GAAP. In 2003, our GAAP underwriting expense ratio was 17.9% compared to our statutory underwriting expense ratio of 16.7%.

(2)
In the third quarter of 2002, we recorded a pre-tax charge to write-off $37.2 million of previously capitalized software costs for abandoned portions of an advanced personal lines processing system. The underwriting expense ratio excluding such write-down would have been 16.6%.

        Our direct statutory underwriting expense ratio for 2003 was 16.7%. Excluding the effects of the 2002 software write-off recorded in the third quarter of 2002, our direct statutory underwriting expense ratio increased by 0.1% from 16.6% to 16.7% in 2003 over 2002. Comparable 2003 figures for our competitors are not yet available. In 2002, the capacity of the Company's new business call center was doubled, enabling us to handle a record volume of new business throughout the year. Several productivity enhancement initiatives are underway aimed at reducing per-unit process costs. The increases in our ratio from 1998 through 2001 were primarily due to the cumulative 23% decrease in rate level in California from 1996 to 1999, and increases in data processing, depreciation and advertising expenditures.

Loss and Loss Adjustment Expense Reserves

        The cost to settle a customer's claim is comprised of two major components: losses and loss adjustment expenses.

        Losses in connection with third party coverages represent damages as a result of an insured's acts that result in property damage or bodily injury. First party losses involve damage or injury to the insured's property or person. In either case, the ultimate cost of the loss is not always immediately known and, over time, may be higher or lower than initially estimated. When establishing initial and subsequent estimates, the amount of loss is reduced for salvage (e.g., proceeds from the disposal of the wrecked automobile) and subrogation (e.g., proceeds from another party who is fully or partially liable, such as the insurer of the driver who caused the accident involving one of our customers).

        Loss adjustment expenses ("LAE") represent the costs of adjusting, investigating and settling claims, and are primarily comprised of the cost of our claim department, external inspection services, and internal and external legal counsel. Corporate support areas such as human resources, finance, and information technology support our overall operations, and, accordingly, a portion of their operational costs are also allocated to LAE. The LAE allocable portion of such corporate support costs is reviewed periodically as changes occur in our organization, and we modify the allocation percentages as appropriate. During 2003, such changes effectively decreased our ratio of LAE to earned premium by approximately 1.8% from 6.2% in 2002 to 4.4% in 2003.

        Accounting for losses and LAE is highly subjective because these costs must be estimated, often weeks, months or even years in advance of when the payments actually are made to claimants, attorneys, claims personnel and others involved in the claims settlement process. At the time of sale of an auto policy, for example, the number of claims that will happen is unknown, and so is the ultimate amount it will take to settle them.

        Accounting principles require insurers to record estimates for loss and LAE in the periods in which the insured events, such as automobile accidents, occur. This estimation process requires us to estimate both the number of accidents that may have occurred (called "frequency") and the ultimate amount of loss and LAE (called "severity") related to each accident. We employ actuaries who are professionally trained and certified in the process of establishing estimates for frequency and severity. From time to time, actuarial experts from outside firms are engaged to review the work of our actuaries. Historically, our actuaries have not projected a range around the carried loss reserves. Rather, they have used several methods and different underlying assumptions to produce a number of point estimates for the required reserves. Management reviews the assumptions underlying the loss ratios and selects the carried reserve after carefully reviewing the appropriateness of the underlying assumptions.

        Estimating the Frequency of Auto Accidents.    By studying the historical lag between the actual date of loss and the date the accident is reported by the customer to the claims department, our actuaries can make a reasonable, yet never perfect, estimate for the number of claims that ultimately will be reported for a given period. This measurement is often referred to as frequency. The difference between the estimated ultimate number of claims that will be made and the number that have actually been reported in any given period is often referred to as "IBNR" (incurred but not reported) claims.

        For example, when estimating the frequency of accidents, history has shown that approximately 99.7% of property damage claims and 89.2% of liability claims are reported by year-end. Accordingly, in this illustration, our actuaries add an estimated 0.3% to the number of property damage claims and 10.8% to the number of liability claims to provide for incurred but not reported ("IBNR") claims. In making these estimates, a fundamental assumption is that past events are representative indicators of future outcomes.

        Estimating the Severity of Auto Claims.    Adjusters in our claim department establish loss estimates for individual claims based upon various factors such as the extent of the injuries, property damage sustained, and the age of the claim. Our actuaries review these estimates, giving consideration to the adjusters' historical ability to accurately estimate the ultimate claim and length of time it will take to settle the claim, and provide for development in the adjusters' estimates as applicable. Generally, the longer it takes to settle a claim, the higher the ultimate claim cost. The ultimate amount of the loss is considered the "severity" of the claim. In addition, the actuaries estimate the severity of the IBNR claims.

        The severities are estimated by our actuaries each month based on historical studies of average claim payments and the patterns of how the claims were paid. Again, the fundamental assumption used in making these estimates is that past events are reliable indicators of future outcomes.

        Estimating Loss and LAE for Lines in Runoff.    While the personal auto lines represent our core business, we also have losses and LAE relating to developments on remaining loss reserves for homeowners and earthquake lines. These lines are said to be "in runoff" because we no longer have policies in force. As discussed in the Notes to Consolidated Financial Statements, we have not written any earthquake policies since 1994 and we exited the homeowners insurance business at the beginning of 2002. Developing reserve estimates for the earthquake line is particularly subjective because most of the remaining earthquake claims are in litigation. Our actuaries evaluate the homeowners reserve requirement on a quarterly basis, while personnel in our legal and claims areas prepare monthly evaluations of the earthquake reserves.

Loss and Reserve Development

        Our management believes that our reserves are adequate and represent our best estimate based on the information currently available. However, because reserve estimates are necessarily subject to the outcome of future events, changes in estimates are unavoidable in the property and casualty insurance business. These changes sometimes are referred to as "loss development" or "reserve development."

        For the personal auto lines, our actuaries prepare a monthly evaluation of loss and LAE indications by accident year, and we assess whether there is a need to adjust reserve estimates. Homeowners reserves are reviewed quarterly. The adequacy of earthquake reserves is reviewed monthly by personnel in our legal and claims areas. As claims are reported and settled and as other new information becomes available, changes in estimates are made and are included in earnings of the period of the change.

        The changes in prior accident year estimates recorded in each of the past five calendar years, net of applicable reinsurance, are summarized below (in thousands)(1):

	Changes in the Calendar Year of Prior Accident Year Estimates, Net of Reinsurance
Years ended December 31,
	2003	2002	2001	2000	1999
Personal auto	$11,159	$16,200	$45,742	$42,178	$(14,239)
Homeowner and Earthquake(2)	40,048	56,158	72,265	2,845	5,543

	$51,207	$72,358	$118,007	$45,023	$(8,696)

(1)
Positive amounts represent deficiencies in loss and LAE expenses, while negative amounts represent redundancies.

(2)
We no longer have any California homeowners policies in force. We ceased writing earthquake coverage in 1994, but we have remaining loss reserves from the 1994 Northridge Earthquake that are subject to upward development. See further discussion in Item 7 under the captions Underwriting Results—Homeowner and Earthquake Lines in Runoff, Critical Accounting Policies, and the Notes to Consolidated Financial Statements.

        To understand these changes, it is useful to put them in the context of the cumulative reserve development experienced by the Company over a longer time frame. The tables on the following pages present the development of loss and LAE reserves for the personal auto lines (Table 1) and for the homeowner and earthquake lines in runoff (Table 2), for the years 1993 through 2003. The figures in both tables are shown gross of reinsurance.

        A redundancy (deficiency) exists when the original reserve estimate is greater (less) than the re-estimated reserves. Each amount in the tables includes the effects of all changes in amounts for prior periods. The tables do not present accident year or policy year development data. Conditions and trends that have affected the development of liabilities in the past may not necessarily occur in the future. Therefore, it would not be appropriate to extrapolate future deficiencies or redundancies based on the table. A detailed discussion of loss reserve development follows the tables.

        The top line of each table shows the reserves at the balance sheet date for each of the years indicated. The upper portion of the table indicates the cumulative amounts paid as of subsequent year-ends with respect to that reserve liability. The lower portion of the table indicates the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year, including cumulative payments made since the end of the respective year. The estimates change as more information becomes known about the frequency and severity of claims for individual years.

TABLE 1—Auto Lines as of December 31, (Amounts in thousands, except claims)	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Reserves for losses and loss adjustment expenses, direct	$525,892	$552,872	$506,747	$468,257	$403,263	$329,021	$261,990	$286,057	$301,985	$333,113	$419,913
Paid (cumulative) as of:
One year later	319,938	329,305	318,273	260,287	253,528	247,317	242,579	268,515	239,099	249,815
Two years later	393,731	403,462	392,420	336,538	319,064	307,797	311,659	332,979	312,909
Three years later	410,808	429,595	416,541	354,854	333,349	324,778	324,740	352,592
Four years later	422,640	435,795	422,393	357,913	340,907	326,932	327,745
Five years later	425,021	437,041	423,429	363,068	341,446	327,418
Six years later	425,397	437,052	427,723	362,824	341,374
Seven years later	425,041	437,015	427,355	362,508
Eight years later	424,982	436,737	427,059
Nine years later	424,745	436,518
Ten years later	424,571
Reserves re-estimated as of:
One year later	451,054	465,934	440,158	365,566	359,262	313,192	309,953	352,709	323,791	348,865
Two years later	429,602	438,672	424,091	366,858	337,258	321,711	340,914	354,720	338,338
Three years later	418,576	439,125	425,404	359,925	335,246	341,695	328,190	361,264
Four years later	424,630	438,895	424,643	357,607	355,605	326,506	329,182
Five years later	425,880	436,397	422,389	377,414	340,537	326,565
Six years later	424,475	435,878	442,024	361,980	340,552
Seven years later	424,188	451,478	426,719	361,865
Eight years later	424,603	448,972	426,636
Nine years later	424,435	436,237
Ten years later	424,388

Redundancy (Deficiency)	$101,504	$116,635	$80,111	$106,392	$62,711	$2,456	$(67,192)	$(75,207)	$(36,353)	$(15,752)

Supplemental Auto Claims Data:
Claims reported during the year for CA only	315,558	352,182	324,143	294,615	279,211	295,905	307,403	323,395	298,417	293,955	331,734
Claims pending at year-end for CA only	62,892	70,717	63,142	58,172	55,738	56,739	57,134	54,760	50,365	51,488	58,577

See Notes 8 and 16 of the Notes to Consolidated Financial Statements

TABLE 2—Homeowner and Earthquake Lines in Runoff as of December 31, (Amounts in thousands)	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Reserves for losses and loss adjustment expenses, direct	$51,598	$203,371	$78,087	$75,272	$34,624	$52,982	$14,258	$12,379	$47,305	$50,896	$18,410
Paid (cumulative) as of:
One year later	26,936	193,887	55,738	75,100	30,232	48,848	13,103	30,706	58,274	71,147
Two years later	34,717	236,406	119,211	100,296	74,127	58,281	37,404	78,647	125,447
Three years later	37,052	295,768	139,792	142,850	82,974	81,887	83,985	143,564
Four years later	39,504	314,225	180,799	151,342	106,274	128,266	147,856
Five years later	40,550	354,324	188,987	174,513	152,592	192,121
Six years later	41,217	362,379	211,771	220,805	216,383
Seven years later	42,318	385,161	257,839	284,455
Eight years later	42,339	431,154	321,169
Nine years later	42,455	494,260
Ten years later	42,502
Reserves re-estimated as of:
One year later	41,685	253,775	116,741	101,903	77,445	58,582	18,024	68,245	103,470	89,281
Two years later	40,189	290,526	142,071	145,635	82,716	61,393	72,546	121,176	142,211
Three years later	39,657	316,256	182,616	150,434	85,519	116,429	125,089	159,331
Four years later	41,025	355,690	186,631	153,521	140,532	169,157	163,045
Five years later	41,205	359,084	190,334	208,533	193,375	207,064
Six years later	41,586	363,260	245,267	261,389	231,217
Seven years later	42,599	418,407	298,161	299,109
Eight years later	42,450	471,330	335,657
Nine years later	42,524	508,639
Ten years later	42,579

Redundancy (Deficiency)	$9,019	$(305,268)	$(257,570)	$(223,837)	$(196,593)	$(154,082)	$(148,787)	$(146,952)	$(94,906)	$(38,385)

NOTE: Costs associated with claims that were re-opened as a result of SB 1899 are displayed in the table as a 1994 event (since they all related to the Northridge Earthquake), even though the legislation allowing the re-opening of related claims was not passed until almost seven years later.

See Notes 8 and 16 of the Notes to Consolidated Financial Statements

        Auto Lines Reserve Development.    As shown in the ten-year development table, our auto lines historically developed redundancies prior to 1999 and have exhibited adverse development for 1999 through 2002. The period from 1993 to 1999 was quite unusual in that, during that time, we experienced declining frequencies and declining severities in our auto line. As Table 1 shows, we did not immediately have confidence in these declining trends and did not immediately lower our reserve estimates.

        Much of the decline in trend occurred between 1996 and 1998 because of moderation in health care costs due to greater use of HMO's and laws that were enacted in California that limited the ability of uninsured motorists and drunk drivers to collect non-economic damages. During 1999, we assumed that the past trend of declining frequencies and severities would continue. However, in retrospect, it can now be seen that the favorable decline in trends ended and loss costs began to increase. In 2000, we continued to assume lower loss severity primarily because of what then seemed to be an acceleration in the pattern of claims payments and the uncertainty inherent in identifying a change in multi-year patterns. In 2001, we experienced significant, unexpected development in our uninsured motorist coverage while the actuarial indications for most prior accident years were adjusted upward as more data became available. The changes in injury trends affected the entire California market and occurred, to a greater or lesser degree, in virtually every state in the country.

        Starting in 2001, we improved the quality and timeliness of the data available to make initial estimates and periodic changes in estimates. We have dedicated more resources to better understand the underlying drivers of the changes in frequency and severity trends as they begin emerging. For example, in the second quarter of 2003 we began making accident month actuarial analyses of our reserves for the auto lines.

        Homeowner and Earthquake Lines in Runoff.    In Table 2, substantially all of the development relates to the earthquake line. A major earthquake occurred on January 17, 1994, centered in the San Fernando Valley community of Northridge (the "Northridge Earthquake"). Through December 31, 2003, we have settled over 46,000 Northridge Earthquake claims at a total cost (i.e., loss plus LAE) of over $1.2 billion.

        In September 2000, the State of California enacted Senate Bill 1899 ("SB 1899"), which allowed Northridge Earthquake claims barred by contract and the statute of limitations to be reopened during calendar year 2001. Please see Note 16 of the Notes to Consolidated Financial Statements for additional background on the Northridge Earthquake and SB 1899, including a discussion of factors that have contributed to the difficulty of obtaining accurate loss and LAE estimates in the wake of that legislation.

        The loss development in Table 2 is easiest to understand by dividing it into "pre-SB 1899" and "post-SB 1899" segments. This is because the costs relating to the re-opened claims are displayed in the table as a 1994 event (since they all related to the Northridge Earthquake), even though the legislation allowing the re-opening of certain claims was not passed until almost seven years later. Before SB 1899 was passed in late 2000, we had only approximately 50 earthquake claims remaining to be resolved out of an initial 35,000 homeowner earthquake claims. Although we settled 98% of the claims within a year of the quake, many upward changes in estimates were required in 1994 and beyond as new information emerged on the severity of the damages and as settlements of litigated claims occurred. As a result, we recorded the following upward changes in loss estimates after 1994, but before SB 1899 came into play: 1995—$57 million; 1996—$40 million; 1997—$24.8 million; 1998—$40 million; 1999—$2.5 million; and 2000—$3.5 million.

        Calendar year 2001 was the one-year window SB 1899 permitted for claimants to bring additional insurance claims and legal actions allegedly arising out of the Northridge Earthquake. Prior to the enactment of this law, such claims were considered by previously applicable law to be fully barred, or settled and closed. Any additional legal actions with respect to such claims were barred under the policy contracts, settlement agreements, and/or applicable statutes of limitation. As a result of the enactment of this unprecedented legislation, claimants asserted additional claims against us allegedly related to damages that occurred in the 1994 earthquake but which were now being reported seven years later in 2001. Plaintiff attorneys and public adjusters conducted extensive advertising campaigns to solicit claimants. Hundreds of claims were filed in the final days and hours before the December 31, 2001 deadline.

        During 2001, we recorded an additional $70 million of pre-tax losses related to the 1994 earthquake, including $50 million in the fourth quarter to cover the indemnity and inspection portion of the claims. We lacked sufficient information to record a reasonable estimate of the related legal defense costs until the third quarter of 2002, at which time an additional provision of $46.9 million was recorded. In the first two quarters of 2002, we expensed an additional $11.9 million of legal defense costs as they were paid. Based on subsequent developments, we recorded an additional provision of $37.0 million in the first quarter of 2003.

        At the end of each month, our legal and claim personnel review the adequacy of the remaining SB 1899 reserves based on the most current information available. Based on that review, we believe our remaining earthquake reserves are adequate as of December 31, 2003. However, we continue to caution that these estimates are subject to a greater than normal degree of uncertainty and possible future material adjustment as new facts become known.

Reinsurance

        A reinsurance transaction occurs when an insurer transfers or cedes a portion of its exposure to a reinsurer for a premium. The reinsurance cession does not legally discharge the insurer from its liability for a covered loss, but provides for reimbursement from the reinsurer for the ceded portion of the risk. We periodically monitor the continuing appropriateness of our reinsurance arrangements to determine that our retention levels are reasonable and that our reinsurers are financially sound, able to meet their obligations under the agreements and that the contracts are competitively priced.

        The majority of our cessions are with AIG subsidiaries, which have earned A.M. Best's highest financial rating of A++. The A.M. Best financial ratings of our other reinsurers range from A- to A+. Our reinsurance arrangements are discussed in more detail in Note 10 of the Notes to Consolidated Financial Statements.

        Our net retention of insurance risk after reinsurance for 2004 and the preceding five years is summarized below:

	Contracts Incepting During
Net Retention
	2004	2003	2002		2001	2000	1999
Auto and motorcycle lines	100%	100%	97	%(1)	94%	92%	90%
Personal umbrella policies(2)	10	10	10		16	37	36
Homeowner line in runoff	0	0	0		94	92	0

(1)
Effective September 1, 2002, we entered into an agreement to cancel future cessions under our quota share with AIG subsidiaries. The treaty would have ceded 4% of premiums for the auto and motorcycle lines to AIG subsidiaries in the remainder of 2002 and would have declined to 2% in 2003. After September 1, 2002, 100% of auto and motorcycle premiums are retained by us.

(2)
Personal umbrella coverage is only available to our auto customers. Approximately 1% of the auto customers have umbrella coverage.

        We also have catastrophe reinsurance agreements relating to the auto line with Endurance Specialty Insurance Ltd., Folksamerica Reinsurance Company and Transatlantic Reinsurance Company

(a majority held AIG subsidiary), which reinsure any covered events up to $30.0 million in excess of $15.0 million ($45.0 million in excess of $20.0 million effective January 1, 2004).

State Regulation of Insurance Companies

        Insurance companies are subject to regulation and supervision by the insurance departments of the various states. The insurance departments have broad regulatory, supervisory and administrative powers, such as:

  •
  Licensing of insurance companies, agents and customer service employees;

  •
  Prior approval, in California and some other jurisdictions, of premium rates;

  •
  Establishment of capital and surplus requirements and standards of solvency;

  •
  Nature of, and limitations on, investments insurers are allowed to hold;

  •
  Periodic examinations of the affairs of insurers;

  •
  Annual and other periodic reports of the financial condition and results of operations of insurers;

  •
  Establishment of statutory accounting rules;

  •
  Issuance of securities by insurers;

  •
  Restrictions on payment of dividends; and

  •
  Restrictions on transactions with affiliates.

        Currently, the California Department of Insurance ("CDI") has primary regulatory jurisdiction over our subsidiaries, including prior approval of premium rates. The CDI typically conducts a financial examination of our affairs every three years. The most recently completed triennial examination, for the three years ended December 31, 1999, did not require us to restate our 1999 statutory financial statements. In general, the current regulatory requirements in the other states in which our subsidiaries are licensed insurers are no more stringent than in California.

        In addition to regulation by the CDI, we and the personal lines insurance business in general are also subject to legislative, judicial and political action in addition to the normal business forces of competition between companies and the choices of consumers.

        To our knowledge, no new laws were enacted in 2003 by any state in which we do business that are expected to have a material impact on the auto insurance industry. However, under the preceding Insurance Commissioner, the State of California began hearings for the purpose of implementing generic rating factors in connection with the Commissioner's authority to approve insurance rates, including the rating of auto insurance. The draft regulations made public by the CDI focus on restricting an insurer's rate of return rather than on the price charged by the insurer to the consumer. If implemented, we believe these draft regulations could negatively affect our profitability.

Holding Company Regulation

        Our subsidiaries are also subject to regulation by the CDI pursuant to the provisions of the California Insurance Holding Company System Regulatory Act (the "Holding Company Act"). Many transactions defined to be of an "extraordinary" nature may not be effected without the prior approval of the CDI. In addition, the Holding Company Act limits the amount of dividends our insurance subsidiaries may pay. An extraordinary transaction includes a dividend which, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurance company's policyholders' surplus as of the preceding December 31 or (ii) the insurance company's statutory net income for the preceding calendar year.

        The insurance subsidiaries currently have $75.1 million of statutory unassigned surplus that could be paid as dividends to the parent company without prior written approval from insurance regulatory authorities in 2004. However, given the current uncertainty surrounding the taxability of dividends received by holding companies from their insurance subsidiaries (see further discussion in Item 3 of this report and Note 15 of the Notes to Consolidated Financial Statements), it is unlikely that our insurance subsidiaries will make any dividend payments to us in 2004. There is no assurance that the related tax issue will be favorably resolved in the near term, in which case we face the prospect of raising additional capital at the holding company level, cutting or ceasing dividends to stockholders, or having to pay the additional tax on dividends from the insurance company to the holding company.

Non-Voluntary Business

        Automobile liability insurers in California are required to participate in the California Automobile Assigned Risk Plan ("CAARP"). Drivers whose driving records or other relevant characteristics make them difficult to insure in the voluntary market may be eligible to apply to CAARP for placement as "assigned risks." The number of assignments for each insurer is based on the total applications received by the plan and the insurer's market share. As of December 31, 2003, the number of assigned risk insured vehicles was 3,678 compared to 2,436 at the end of 2002. The CAARP assignments have historically produced underwriting losses. As of December 31, 2003, this business represented less than 1% of our total direct premiums written, and the underwriting losses were $0.5 million in 2003, $0.5 million in 2002 and $0.7 million in 2001.

        Insurers offering homeowner insurance in California are required to participate in the California FAIR Plan ("FAIR Plan"). FAIR Plan is a state administered pool of difficult to insure homeowners. Each participating insurer is allocated a percentage of the total premiums written and losses incurred by the pool according to its share of total homeowner direct premiums written in the state. Participation in the current year FAIR Plan operations is based on the pool from two years prior. Since we ceased writing direct homeowners business in 2002, the Company will continue to receive assignments in the 2004 calendar year. Our FAIR Plan underwriting results for 2003, 2002 and 2001 were immaterial. However, a major shortfall in FAIR Plan operations, such as might be caused by a catastrophe, could result in an increase in costs.

Employees

        We had approximately 2,700 full and part-time employees at December 31, 2003. We provide medical, pension and 401(k) savings plan benefits to eligible employees, according to the provisions of each plan.

DESCRIPTION OF THE NEW NOTES

        We will issue the new notes under an indenture dated as of December 9, 2003, between us and The Bank of New York, as trustee. The following description is only a summary of the material provisions of the new notes and the indenture. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the new notes. All references to us in this section refer solely to 21st Century Insurance Group and not to our subsidiaries.

General

        The new notes will initially be issued in an aggregate principal amount of $100,000,000 and will mature on December 15, 2013.

        The new notes will bear interest at the rate of 5.90% per year from December 9, 2003, or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on June 15 and December 15, commencing June 15, 2004 to the persons in whose names the new notes are registered at the close of business on the next preceding June 1 or December 1, respectively.

        We may from time to time without notice to, or the consent of, the holders of the new notes, create and issue additional notes under the indenture, equal in rank to the new notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the additional notes, or except for the first payment of interest following the issue date of the additional notes) so that the additional notes may be consolidated and form a single series with the new notes and have the same terms as to status, redemption and otherwise as the new notes issued.

        The new notes will not be entitled to the benefits of any sinking fund.

Ranking

        The indenture does not limit our ability or the ability of our subsidiaries to incur additional indebtedness. The new notes will be our senior unsecured obligations and will rank equally in right of payment with any of our existing and future unsecured and unsubordinated indebtedness. The new notes will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing that indebtedness. As of December 31, 2003, our aggregate principal amount of indebtedness, comprised of the old notes and capital lease obligations, was approximately $149.7 million (excluding intercompany liabilities), of which none was secured indebtedness.

        We are a holding company and conduct our operations through our subsidiaries. However, the new notes will not be guaranteed by any of our subsidiaries and will therefore be structurally subordinated to all indebtedness and other obligations, including trade payables and insurance liabilities, of our subsidiaries. As of December 31, 2003, our subsidiaries' had approximately $946.6 million of total liabilities (including trade payables, capital lease obligations and insurance liabilities but excluding intercompany liabilities).

Optional Redemption

        We may redeem the new notes, at our option, at any time in whole, or from time to time in part, prior to maturity at a redemption price equal to the greater of:

  •
  100% of the principal amount of the new notes; and

  •
  the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points, plus in each case, accrued interest thereon to the date of redemption.

        "Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the new notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such new notes.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

        "Comparable Treasury Price" means, with respect to any redemption date:

  •
  the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations; or

  •
  if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York City time on the third business day preceding such redemption date.

        "Reference Treasury Dealer" means:

  •
  each of Banc of America Securities LLC and Lehman Brothers Inc. or their respective affiliates; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer; and

  •
  two other Primary Treasury Dealers selected by us.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of new notes to be redeemed.

        Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the new notes or portions thereof called for redemption.

        We will pay interest to a person other than the holder of record on the record date if we elect to redeem the new notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the new notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the redemption price of those new notes.

Certain Covenants

  Merger or Consolidation

        Under the indenture we will generally be permitted to consolidate or merge with another entity. We will also be permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless, among other things, the following conditions are met:

  •
  in the event that we merge out of existence or sell all or substantially all of our assets, the resulting entity must agree to be legally responsible for the new notes;

  •
  the merger or sale of all or substantially all of our assets must not cause a default on the new notes, and we must not already be in default (unless the merger or sale would cure the default) with respect to the new notes; and

  •
  the resulting, surviving or transferee entity must be organized and existing under the laws of the United States, any state thereof, or the District of Columbia.

  Limitation on Liens

        The indenture provides that we will not, and we will not permit any Significant Subsidiary to, create, issue, assume, incur or guarantee any Indebtedness that is secured by a Lien on any Voting Stock of a Significant Subsidiary, unless we also secure the new notes equally with, or prior to, the Indebtedness being secured for so long as such Indebtedness is so secured. The foregoing limitation shall not apply to:

  •
  Liens on Voting Stock of a Significant Subsidiary existing at the time such entity becomes a Significant Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such entity becoming a Significant Subsidiary;

  •
  Liens on Voting Stock of a Significant Subsidiary to us or another Significant Subsidiary; or

  •
  Any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of Liens referred to in the two bullet points above; provided that any such extension, renewal or replacement Lien shall be created within six months of repaying the obligations secured by the Lien referred to in the two preceding bullet points, and such extension, renewal or replacement Lien shall be limited to the property covered by the Lien extended, renewed or replaced, and the Indebtedness secured by such new Lien shall not be greater in amount than the Indebtedness secured by the Lien extended, renewed or replaced.

  Limitations on Sales of Our Significant Subsidiaries

        So long as any new notes are outstanding, we will not and will not permit of any of our Significant Subsidiaries to:

  •
  issue, sell, transfer or otherwise dispose of any Voting Stock of any Significant Subsidiary (other than to us or any wholly-owned Subsidiary); or

  •
  sell, lease, assign or transfer all or substantially all of the assets of any Significant Subsidiary (other than to us or any wholly-owned Subsidiary),

unless such issuance, sale, transfer, lease, assignment or other disposition is for at least fair value (as determined by our board of directors acting in good faith) and, after giving effect to the use of proceeds therefrom, the Company and its Subsidiaries, considered as a whole, would continue to be principally engaged in the Insurance Business.

  Certain Definitions

        "Indebtedness" means, with respect to any person, every obligation of such person for money borrowed or evidenced by bonds, debentures, notes or other similar instruments, whether or not for money borrowed or given in connection with the acquisition of any business, properties or assets, including securities.

        "Insurance Business" means the sale and underwriting of personal automobile insurance policies, and any services related to the foregoing.

        "Lien" means, with respect to any property or assets, any mortgage, pledge, security interest, lien, conditional sale or other title retention agreement or other similar encumbrance.

        "Significant Subsidiary" means a Subsidiary, including its Subsidiaries, that meets any of the conditions set forth under Rule 405 under the Securities Act. As of the date of this prospectus, 21st Century Insurance Company would be considered our only Significant Subsidiary.

        "Subsidiary" means a corporation, company (including any limited liability company), association, partnership, joint venture, trust or other business entity in which we and/or one or more of our other Subsidiaries owns at least 50% of the Voting Stock.

        "Voting Stock" means all classes of stock or other interests (including partnership interests) outstanding of a Significant Subsidiary that are normally entitled to vote in elections of directors, managers or trustees thereof or any securities convertible into or exercisable or exchangeable for such stock or interests of any Significant Subsidiary or warrants, rights or options to subscribe for or purchase shares of such stock or interests of any Significant Subsidiary.

Events of Default

        You will have special rights if an Event of Default occurs with respect to the new notes and such Event of Default is not cured, as described below.

        The term "Event of Default" with respect to the new notes means any of the following:

  •
  we do not pay the principal of, or any premium on, the new notes on its due date;

  •
  we do not pay interest on the new notes when due and payable, and such default continues for a period of 30 days;

  •
  we remain in breach of a covenant with respect to the new notes for 60 days after we receive a written notice of default stating that we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of the new notes then outstanding;

  •
  we fail to pay when due at maturity, or a default occurs resulting in the acceleration of maturity of any indebtedness for borrowed money of us, or any of our Significant Subsidiaries, in an aggregate amount of $10,000,000 or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us. The notice of default must be sent by either the trustee or holders of at least 25% of the principal amount of the new notes then outstanding; or

  •
  we or any Significant Subsidiary file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

        If an Event of Default has occurred and has not been cured within the applicable time period, the trustee or the holders of 25% in principal amount of the outstanding new notes may declare the entire principal amount of all the new notes to be immediately due and payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be rescinded by the holders of at least a majority in principal amount of the outstanding new notes.

        Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is not required to take any action under the indenture at the request of any holders unless such holders offer the trustee reasonable protection from expenses and liability, called an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding new notes may direct the time, method and place of conduct of any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

        Before you are allowed to bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the new notes, the following must occur:

  •
  the registered holder of your new note must give the trustee written notice that an Event of Default has occurred and remains uncured;

  •
  the holders of 25% in principal amount of all outstanding new notes must make a written request that the trustee take action because of the default that has occurred and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

  •
  the trustee must not have taken any action for 60 days after receipt of the above notice request and offer of indemnity;

  •
  the holders of a majority in principal amount of the outstanding new notes must not have given the trustee a direction inconsistent with the above notice request.

        Notwithstanding the above, you are entitled at any time to bring a lawsuit for the payment of money due on the new notes on or after the due date for payment.

        Holders of a majority in principal amount of the outstanding new notes may waive any past defaults other than:

  •
  the payment of principal, or any premium or interest, on the outstanding new notes; or

  •
  a default in respect of a covenant that cannot be modified or amended without the consent of each holder of the new notes.

        Book entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee, and how to declare or rescind an acceleration of maturity on their new notes.

Modification or Waiver

        There are three types of changes we can make to the indenture and the new notes.

  Changes Requiring Approval of All Holders

        First, there are changes that we cannot make to the terms or provisions of your new notes without the specific approval of each new note affected thereby. Subject to the provisions of the indenture, without the specific approval of each new note affected thereby, we may not:

  •
  change the stated maturity of the principal of, or interest on, any new note;

  •
  reduce the principal amount of, or premium, if any, or interest on, or any other amounts due on any new note (including amounts payable upon redemption of a new note);

  •
  reduce the amount of principal payable upon acceleration of maturity of any new note;

  •
  change the place or currency of payment on any new note;

  •
  impair your right to sue for payment on your new note;

  •
  reduce the percentage of holders of new notes whose consent is needed to modify or amend the indenture;

  •
  reduce the percentage of holders of new notes whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

  •
  modify any other aspect of the provisions dealing with modification and waiver of the indenture.

  Changes Not Requiring Your Approval

        There are certain changes we may make to the new notes without your specific approval and without any vote of the holders of the outstanding new notes. These changes are limited to clarifications and certain other changes that would not adversely affect the holders of the outstanding new notes in any material respect.

  Changes Requiring Majority Approval

        Any other change to, or waiver of, any provision of the indenture and the new notes issued pursuant thereto would require the approval of the holders of a majority in principal amount of the outstanding new notes.

  Further Details Concerning Voting

        New notes will not be considered outstanding, and therefore will not be eligible to vote, if we have deposited or set aside in trust money for their payment in full or their redemption. New notes will also not be eligible to vote if we can legally release ourselves from all payment and other obligations with respect to those new notes, as described below under "—Defeasance—Full Defeasance."

        We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding new notes that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of the new notes, that vote or action may be taken only by persons shown on the trustee's records as holders of the outstanding new notes on that record date.

Defeasance

        Subject to the provisions of the indenture, we may elect either:

  •
  to be released from some of the covenants in the indenture under which your new notes were issued (referred to as "covenant defeasance"); or

  •
  to be discharged from all of our obligations with respect to your new notes, except for obligations to register the transfer or exchange your new notes, to replace mutilated, destroyed, lost or stolen new notes, to maintain paying offices or agencies and to hold moneys for payment in trust (referred to as "full defeasance").

  Covenant Defeasance

        In the event of covenant defeasance, you would lose the protection of some of our covenants in the indenture, but would gain the protection of having money and government securities set aside in trust to repay the new notes as described below.

        Subject to the provisions of the indenture, to accomplish covenant defeasance we must do the following:

  •
  We must deposit in trust for the benefit of all holders of the new notes a combination of money and U.S. government or U.S. government agency notes or bonds that would generate enough cash to make interest, principal and any other payments on the new notes on the various dates when such payments would be due.

  •
  No Event of Default or event which with notice or lapse of time would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your new notes shall have occurred and be continuing on the date of such deposit.

  •
  We must deliver to the trustee a legal opinion of our counsel to the effect that, for U.S. federal income tax purposes, you will not recognize income, gain or loss as a result of such covenant defeasance and that such covenant defeasance will not cause you to be taxed on your new notes any differently than if such covenant defeasance had not occurred and we had just repaid your new notes ourselves at maturity.

  •
  We must deliver to the trustee a legal opinion of our counsel to the effect that the deposit of funds or bonds would not require registration under the Investment Company Act of 1940, as amended, or that all necessary registration under the Investment Company Act of 1940, as amended, had been effected.

  •
  We must comply with any additional terms of, conditions to or limitations to covenant defeasance, as set forth in the indenture.

  •
  We must deliver to the trustee an officer's certificate and a legal opinion of our counsel stating that all conditions precedent to covenant defeasance, as set forth in the indenture, had been complied with.

        If we were to accomplish covenant defeasance, you could still look to us for repayment of the new notes if there were a shortfall in the trust deposit or the trustee were prevented from making payment. In fact, if an Event of Default that remained after we accomplish covenant defeasance occurred (such as our bankruptcy) and your new notes became immediately due and payable, there might be a shortfall in our trust deposit. Depending on the event causing the default, you might not be able to obtain payment of the shortfall.

  Full Defeasance

        If we were to accomplish full defeasance, you would have to rely solely on the funds or notes or bonds that we deposit in trust for repayment of your new notes. You could not look to us for repayment in the unlikely event of any shortfall in our trust deposit. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we were to become bankrupt or insolvent.

        Subject to the provisions of the indenture, in order to accomplish full defeasance we must do the following:

  •
  We must deposit in trust for the benefit of all holders of the new notes a combination of money and U.S. government or U.S. government agency notes or bonds that would generate enough cash to make interest, principal and any other payments on the new notes on the various dates when such payments would be due.

  •
  No Event of Default or event which with notice or lapse of time would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your new notes shall have occurred and be continuing on the date of such deposit.

  •
  We must deliver to the trustee a legal opinion of our counsel stating either that we have received, or there has been published, a ruling by the Internal Revenue Service or that there had been a change in the applicable U.S. federal income tax law, in either case to the effect that, for U.S. federal income tax purposes, you will not recognize income, gain or loss as a result of such full defeasance and that such full defeasance will not cause you to be taxed on your new notes any differently than if such full defeasance had not occurred and we had just repaid your new notes ourselves at maturity.

  •
  We must deliver to the trustee a legal opinion of our counsel to the effect that the deposit of funds or bonds would not require registration under the Investment Company Act of 1940, as amended, or that all necessary registration under the Investment Company Act of 1940, as amended, had been effected.

  •
  We must comply with any additional terms of, conditions to or limitations to full defeasance, as set forth in the indenture.

  •
  We must deliver to the trustee an officer's certificate and a legal opinion of our counsel stating that all conditions precedent to full defeasance, as set forth in the indenture, had been complied with.

Form, Denomination and Registration

        The new notes will be represented by one or more global certificates in fully registered, book-entry form without interest coupons, will be deposited with the trustee as custodian for The Depository Trust Company, or "DTC," and will be registered in the name of Cede & Co. or another nominee designated by DTC except in limited circumstances. The global new notes are hereinafter sometimes referred to individually as a "global note" and collectively as the "global notes." Beneficial interests in the global notes may be held directly through DTC or indirectly through organizations which are participants in DTC. Except as set forth below, the record ownership of the global notes may be transferred, in whole or in part, only to DTC, another nominee of DTC or to a successor of DTC or its nominee.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

        Persons who are not participants in DTC may beneficially own interests in a global note held by DTC only through participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, and have indirect access to the DTC system. So long as Cede, as the nominee of DTC, is the registered owner of any global note, Cede for all purposes will be considered the sole holder of that global note. Except as provided below, owners of beneficial interests in a global note will not be entitled to have certificates registered in their names, will not receive physical delivery of certificates in definitive form, and will not be considered the holder thereof.

        The trustee (or any registrar or paying agent) will not have any responsibility for the performance by DTC or any of the participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of new notes only at the direction of one or more participants whose accounts are credited with DTC interests in a global note.

        DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among participants in deposited securities through electronic book-entry charges to accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Certain of those participants (or other representatives), together with other entities, own DTC. The rules applicable to DTC and its participants are on file with the Commission.

        Purchases of new notes under the DTC system must be made by or through participants, which will receive a credit for the new notes on DTC's records. The ownership interest of each actual purchaser of each new note is in turn to be recorded on the participants' and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participant or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the new notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in new notes, except in the event that use of the book-entry system for the new notes is discontinued.

        The deposit of new notes with a custodian for DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the new notes; DTC's records reflect only the identity of the participants to whose accounts such new notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        We will make principal and interest payments on the new notes to DTC by wire transfer of immediately available funds. DTC's practice is to credit participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers or registered in "street name" and will be the responsibility of such participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is our responsibility, disbursement of those payments to participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners shall be the responsibility of participants and indirect participants. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

        DTC may discontinue providing its services as securities depositary with respect to the new notes at any time by giving reasonable notice to us.

        New notes represented by a global note will be exchangeable for new note certificates with the same terms in authorized denominations only if:

  •
  DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days;

  •
  we determine not to require all of the new notes to be represented by a global note and notify the trustee of our decision; or

  •
  an Event of Default has occurred with respect to the new notes and has not been cured.

        In any such instance, an owner of a beneficial interest in the global notes will be entitled to physical delivery in definitive form of new notes represented by the global notes equal in principal amount to that beneficial interest and to have those new notes registered in its name. New notes so issued in definitive form will be issued as registered new notes in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us. Our definitive new notes can be transferred by presentation for registration to the registrar at its New York offices and must be duly endorsed by the holder or his attorney duly authorized in writing, or accompanied by a written instrument or instruments of transfer in form satisfactory to us or the trustee duly executed by the holder or his attorney duly authorized in writing. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of definitive new notes.

MATERIAL ERISA CONSIDERATIONS

        We and certain of our affiliates may be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "disqualified person" within the meaning of Section 4975 of the Internal Revenue Code with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if the new notes are acquired by or with the assets of a pension or other employee benefit plan with respect to which we or any of our affiliates is a service provider, unless the new notes are acquired pursuant to an applicable exemption from the prohibited transaction rules.

        Accordingly, by its acquisition and holding of the new notes each holder of the new notes will be deemed to have represented that either (i) it has not used the assets of any benefit plan for purposes of acquiring the new notes or (ii) if the assets of a benefit plan are used to acquire the new notes, either directly or indirectly, the acquisition and holding of the new notes do not constitute a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code or any similar rules.

        The sale of new notes to a plan is in no respect a representation by us that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

        Any party considering purchasing the new notes on behalf of, or with the assets of, any benefit plan should consult with its counsel to confirm that such investment will not result in a prohibited transaction that is not subject to an exemption and will satisfy the other requirements of ERISA, the Internal Revenue Code and the Department of Labor Regulations applicable to plans.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of new notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. We will promptly send additional copies of this prospectus and any amendment or supplement to any broker-dealer that requests the documents in the letter of transmittal.

        We will not receive any proceeds from any sale of new notes by broker-dealers or any other persons. Broker-dealers may sell new notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions:

  •
  in the over-the-counter market;

  •
  in negotiated transactions;

  •
  through the writing of options on the new notes; or

  •
  through a combination of the above methods of resale,

at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell new notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to the exchange offer, other than commissions and concessions of any broker-dealer. We also will provide indemnification against specified liabilities, including liabilities that may arise under the Securities Act to participating broker-dealers.

LEGAL MATTERS

        The validity of the new notes and certain matters pertaining to the new notes will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

EXPERTS

        The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included and incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 in this Prospectus have been so included and incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS—DECEMBER 31, 2003

REPORT OF INDEPENDENT AUDITORS

STOCKHOLDERS AND BOARD OF DIRECTORS
21ST CENTURY INSURANCE GROUP

        In our opinion, the consolidated financial statements listed in the index appearing on page F-1 present fairly, in all material respects, the financial position of 21st Century Insurance Group and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for each of the three years in the period ended December 31, 2003 listed in the index appearing on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California
February 10, 2004

21ST CENTURY INSURANCE GROUP

CONSOLIDATED BALANCE SHEETS

AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA December 31,	2003	2002
Assets
Fixed maturity investments available-for-sale, at fair value (amortized cost: $1,183,526 and $886,047)	$1,219,676	$924,581
Cash and cash equivalents	64,065	105,897

Total investments and cash	1,283,741	1,030,478
Accrued investment income	14,746	13,230
Premiums receivable	104,638	91,029
Reinsurance receivables and recoverables	12,135	28,105
Prepaid reinsurance premiums	1,719	1,893
Deferred income taxes	76,611	88,939
Deferred policy acquisition costs	53,079	46,190
Leased property under capital lease, net of deferred gain of $4,698 and $6,280 and net of accumulated amortization of $12,397 and $0	42,534	53,720
Property and equipment, at cost less accumulated depreciation of $60,070 and $52,125	101,237	87,274
Other assets	46,747	29,179

Total assets	$1,737,187	$1,470,037

Liabilities and stockholders' equity
Unpaid losses and loss adjustment expenses	$438,323	$384,009
Unearned premiums	312,254	266,477
Debt	149,686	60,000
Claims and other outstanding checks payable	44,757	39,304
Reinsurance payable	1,761	4,952
Other liabilities	89,716	59,687

Total liabilities	1,036,497	814,429

Commitments and contingencies
Stockholders' equity:
Common stock, par value $0.001 per share in 2003, no par value in 2002; 110,000,000 shares authorized; shares issued & outstanding 85,435,505 and 85,431,505	85	418,984
Additional paid-in capital	419,245	—
Retained earnings	259,808	213,067
Accumulated other comprehensive income (loss):
Unrealized gains on available-for-sale investments, net of deferred income tax expense of $12,653 and of $13,487	23,497	25,047
Minimum pension liability in excess of unamortized prior service cost, net of deferred income tax benefit of $1,047 and $802	(1,945)	(1,490)

Total stockholders' equity	700,690	655,608

Total liabilities and stockholders' equity	$1,737,187	$1,470,037

See accompanying Notes to Consolidated Financial Statements.

21ST CENTURY INSURANCE GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA Years Ended December 31,	2003	2002	2001
Revenues
Net premiums earned	$1,172,677	$924,559	$864,145
Net investment income	45,833	46,345	45,930
Net realized investment gains	13,177	10,391	5,001
Other income	14,777	—	(998)

Total revenues	1,246,464	981,295	914,078

Losses and expenses
Net losses and loss adjustment expenses	962,311	826,657	836,236
Policy acquisition costs	202,189	123,642	102,558
Other operating expenses	7,346	19,645	27,359
Write-off of software	—	37,177	—
Interest and fees expense	3,471	—	—

Total losses and expenses	1,175,317	1,007,121	966,153

Income (loss) before provision for income taxes	71,147	(25,826)	(52,075)
Provision for income taxes	17,572	(13,570)	(24,507)

Net income (loss)	$53,575	$(12,256)	$(27,568)

Earnings (loss) per common share
Basic and diluted	$0.63	$(0.14)	$(0.32)

Weighted average shares outstanding—basic	85,432,838	85,414,076	85,340,461

Weighted average shares outstanding—diluted	85,637,672	85,414,076	85,340,461

See accompanying Notes to Consolidated Financial Statements.

21ST CENTURY INSURANCE GROUP

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock
		No par value	$0.001 par value
							Accumulated Other Comprehensive Income (Loss)
AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA				Additional Paid in Capital	Retained Earnings
	Shares	Amount	Amount						Total
Balance—January 1, 2001	85,145,817	$415,064	$—	$—	$303,714		$1,783		$720,561
Comprehensive loss					(27,568	)(1)	(8,103	)(2)	(35,671)
Cash dividends declared on common stock ($0.32 per share)					(27,310)				(27,310)
Other	216,031	1,927			(201)				1,726

Balance—December 31, 2001	85,361,848	416,991	—	—	248,635		(6,320)		659,306
Comprehensive (loss) income					(12,256	)(1)	29,877	(2)	17,621
Cash dividends declared on common stock ($0.26 per share)					(22,210)				(22,210)
Other	69,657	1,993			(1,102)				891

Balance—December 31, 2002	85,431,505	418,984	—	—	213,067		23,557		655,608
Comprehensive income (loss)					53,575	(1)	(2,005	)(2)	51,570
Cash dividends declared on common stock ($0.08 per share)					(6,834)				(6,834)
Other	4,000	346							346
Effects of reincorporation		(419,330)	85	419,245					—

Balance—December 31, 2003	85,435,505	$—	$85	$419,245	$259,808		$21,552		$700,690

(1)
Net (loss) income for the year.

(2)
Net change in accumulated other comprehensive income (loss) for 2003, 2002 and 2001 is as follows:

Years Ended December 31,	2003	2002	2001
Unrealized gain (loss) on available-for-sale investments, net of tax expense (benefit) of $3,833, $17,811 and $(152), respectively	$7,116	$33,078	$(282)
Less reclassification adjustment for investment gains included in net income, net of tax expense of $4,667, $3,805 and $1,784, respectively	8,666	7,065	3,314
Minimum pension liability in excess of unamortized prior service cost, net of deferred income tax expense (benefit) of $245, $(2,081), and $2,427, respectively	(455)	3,864	(4,507)

Total	$(2,005)	$29,877	$(8,103)

See accompanying Notes to Consolidated Financial Statements

21ST CENTURY INSURANCE GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA Years Ended December 31,	2003	2002	2001
Operating activities
Net income (loss)	$53,575	$(12,256)	$(27,568)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	23,962	20,341	21,031
Write-off of software	—	37,177	—
Amortization of restricted stock grants	346	506	695
Provision (benefit) for deferred income taxes	13,406	(5,370)	(19,418)
Realized gains on sale of investments	(13,177)	(10,391)	(5,001)
Changes in assets and liabilities:
Reinsurance balances	12,953	17,542	11,797
Federal income taxes	(2,825)	4,670	5,759
Other assets	(25,562)	(38,068)	(5,264)
Unpaid losses and loss adjustment expenses	54,314	34,720	50,854
Unearned premiums	45,777	30,004	(46)
Claims and other outstanding checks payable	5,453	3,198	123
Other liabilities	19,293	(5,781)	19,572

Net cash provided by operating activities	187,515	76,292	52,534

Investing activities
Fixed maturities available-for-sale
Purchases	(641,433)	(625,690)	(461,578)
Calls or maturities	38,592	41,850	15,783
Sales	314,648	564,398	502,254
Net purchases of property and equipment	(23,355)	(19,140)	(61,247)

Net cash used in investing activities	(311,548)	(38,582)	(4,788)

Financing activities
Proceeds from issuance of debt	99,871	60,000	—
Repayment of debt	(10,185)	—	—
Payment of debt issuance costs	(650)	—	—
Dividends paid (per share: $0.08; $0.26; and $0.32)	(6,835)	(22,210)	(27,310)
Proceeds from the exercise of stock options	—	1,488	1,233

Net cash provided by (used in) financing activities	82,201	39,278	(26,077)

Net (decrease) increase in cash and cash equivalents	(41,832)	76,988	21,669
Cash and cash equivalents, beginning of year	105,897	28,909	7,240

Cash and cash equivalents, end of year	$64,065	$105,897	$28,909

Supplemental information
Income taxes paid (refunded)	$—	$(12,920)	$(11,435)
Interest paid	2,975	—	—

See accompanying Notes to Consolidated Financial Statements.

21ST CENTURY INSURANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 1. DESCRIPTION OF BUSINESS

        21st Century Insurance Group is an insurance holding company founded in 1958, which until recently was incorporated in California. Effective December 4, 2003, the Company was incorporated under the laws of the State of Delaware. The term "Company," unless the context requires otherwise, refers to 21st Century Insurance Group and its consolidated subsidiaries, all of which are wholly owned: 21st Century Insurance Company, 21st Century Casualty Company, 21st Century Insurance Company of Arizona(1) ("21st of Arizona"), 20th Century Insurance Services, Inc., and i21 Insurance Services. The latter two companies are not property and casualty insurance subsidiaries, and their results are immaterial.

(1)
21st of Arizona was incorporated in Arizona in 1995 as a joint venture owned 49% by the Company and 51% by AIG; the Company acquired AIG's interest on January 1, 2002.

        The common stock of the Company is traded on the New York Stock Exchange under the trading symbol "TW." Through several of its subsidiaries, American International Group, Inc. ("AIG") currently owns approximately 63% of the Company's outstanding common stock.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation and Presentation

        The accompanying consolidated financial statements include the accounts and operations of the Company. All material intercompany accounts and transactions have been eliminated. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

        On October 16, 2003, the board of directors voted to change 21st Century Insurance Group's state of incorporation from California to Delaware. There was no change in the location of Company operations, location of employees, or in the way the Company does business. The reincorporation was accomplished through the merger of the 21st Century Insurance Group with and into a newly formed and wholly-owned Delaware subsidiary. Shareholders holding a majority of the voting power approved the reincorporation by written consent on October 17, 2003. The reincorporation became effective December 4, 2003.

21st Century Insurance Company of Arizona

        Prior to 2002, 21st of Arizona was a joint venture between the Company and AIG. On January 1, 2002, the Company acquired AIG's 51% interest in 21st of Arizona for $4.4 million. The Company's equity in the net loss of this venture amounted to $1.0 million in 2001, and is included in other income in the Consolidated Statements of Operations (see Note 19 of the Notes to Consolidated Financial Statements).

Investments

        The Company classifies its investment portfolio as available-for-sale and carries it at fair value. Fair values for fixed maturity and equity securities are based on quoted market prices, broker quotes and other valuation techniques. The cost of investment securities sold is determined by the specific identification method.

        Unrealized investment gains and losses, net of any tax effect, are included as an element of accumulated other comprehensive income (loss), which is classified as a separate component of stockholders' equity.

        Impairment losses for declines in value of fixed maturity investments below cost are recognized when attributable to issuer-specific events based upon all relevant facts and circumstances in accordance with Staff Accounting Bulletin ("SAB") 59, Noncurrent Marketable Equity Securities, Emerging Issues Task Force ("EITF") No. 99-20, Recognition of Interest Income and Impairment of Certain Investments, EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, and related guidance, which is evolving. For fixed-maturity investments with unrealized losses due to market conditions or industry-related events, where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery or to maturity, declines in value below cost are not assumed to be other than temporary. Where declines in values of securities below cost or amortized cost are considered to be other than temporary, a charge is reflected in income for the difference between cost or amortized cost and fair value. No such charges were recorded in 2003, 2002 or 2001.

Cash and Cash Equivalents

        Cash and cash equivalents include cash, demand deposits and short-term investments in money market mutual funds having a maturity of three months or less at the date of purchase.

Recognition of Revenues

        Insurance premiums and reinsurance ceding commissions are recognized pro rata over the terms of the policies. The unearned portion of premiums is included in the consolidated balance sheets as a liability for unearned premiums. Installment and other fees for services are recognized in the periods the services are rendered.

Deferred Policy Acquisition Costs

        Deferred policy acquisition costs ("DPAC") include premium taxes and other variable costs incurred in connection with writing business. These costs are deferred and amortized over the 6-month policy period in which the related premiums are earned. The Company does not consider anticipated investment income in determining the recoverability of these costs. Based on current indications, management believes that these costs will be fully recoverable and, accordingly, no reduction in DPAC has been recognized.

Leased Property under Capital Lease

        Leased property under capital lease is recorded as a capital asset and amortized on a straight-line basis over the estimated useful lives of the property, which range from 3 to 10 years. The related lease obligation, which is included in debt, is disclosed on the balance sheet.

Property and Equipment

        Property and equipment is recorded at cost and depreciated on a straight-line basis. The estimated useful lives used for depreciation purposes are: furniture and leasehold improvements—7 years; equipment—3 to 5 years; automobiles—5 years; software currently in service—3 to 10 years.

        Management assesses the Company's property and equipment, including software development projects in progress, for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The assessment of impairment involves a two-step process prescribed in SFAS No. 144, whereby an initial assessment for potential impairment is performed, by comparing the carrying value and cost to complete, if any, to estimates of future undiscounted cash flows from operations at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If future undiscounted cash flows are insufficient, an impairment write down is recorded for the difference between the carrying value and estimated fair value of the asset group.

Losses and Loss Adjustment Expenses

        The estimated liabilities for losses and loss adjustment expenses ("LAE") include the accumulation of estimates of losses for claims reported prior to the balance sheet dates, estimates (based upon actuarial analysis of historical data) of losses for claims incurred but not reported, the development of case reserves to ultimate values, and estimates of expenses for investigating, adjusting and settling all incurred claims. Amounts reported are estimates of the ultimate costs of settlement, net of estimated salvage and subrogation. These estimated liabilities are necessarily subject to the outcome of future events, such as changes in medical and repair costs as well as economic and social conditions that impact the settlement of claims. Management believes that the aggregate reserves are adequate and represent our best estimate based on the information currently available. The methods of making such estimates and for establishing the resulting reserves are reviewed and updated as applicable, and any adjustments resulting therefrom are reflected in current operations.

        A necessarily more subjective process is used to estimate earthquake losses arising out of California Senate Bill 1899 ("SB 1899") because most of the remaining earthquake claims are in litigation. See Note 16 of the Notes to Consolidated Financial Statements for a discussion of the factors considered by management in establishing those liabilities.

Reinsurance

        In the normal course of business, the Company seeks to reduce its exposure to losses that may arise from catastrophes and to reduce its overall risk levels by obtaining reinsurance from other insurance enterprises or reinsurers. Reinsurance premiums and reserves on reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

        Reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company periodically reviews the financial condition of its reinsurers to minimize its exposure to losses from reinsurer insolvencies. It is the Company's policy to hold collateral under related reinsurance agreements in the form of letters of credit for unpaid losses for all reinsurers not licensed to do business in the Company's state of domicile.

        Reinsurance assets include balances due from other insurance companies under the terms of reinsurance agreements. Amounts applicable to ceded unearned premiums, ceded loss payments and ceded claim liabilities are reported as assets in the accompanying balance sheets. The Company believes the fair value of its reinsurance recoverables approximates their carrying amounts.

Income Taxes

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled. The Company reviews its deferred tax assets and liabilities for recoverability.

Stock-Based Compensation

        SFAS No. 123, Accounting for Stock-based Compensation, encourages, but does not require, companies to account for stock options using the fair value method, which generally results in compensation expense recognition. As also permitted by SFAS No. 123, the Company accounts for its fixed stock options using the intrinsic-value method, prescribed in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, which generally does not result in compensation expense recognition. Under the intrinsic value method, compensation cost for stock options is measured at the date of grant as the excess, if any, of the quoted market price of our stock over the exercise price of the options.

        In addition to stock options, we also grant restricted stock awards to certain officers and employees. Upon issuance of grants under the plan, unearned compensation equivalent to the market value on the date of grant is charged to paid-in capital and subsequently amortized over the vesting period of the grant. The Company becomes entitled to an income tax deduction in an amount equal to the taxable income reported by the holders of the restricted shares when the restrictions are released. Restricted shares are forfeited if officers and employees terminate prior to the lapsing of restrictions. We record forfeitures of restricted stock as treasury share repurchases and any compensation cost previously recognized is reversed in the period of forfeiture. This accounting treatment results in compensation expense being recorded in a manner consistent with that required under SFAS No. 123, and, therefore, pro forma net income and earnings per share amounts for the Restricted Share Plan would be unchanged from those reported in the financial statements.

        Had compensation cost for our plans been determined based on the estimated fair value at the grant dates of options consistent with the method defined in SFAS No. 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below for the years ended December 31 (amounts in thousands, except per share data):

Years Ended December 31,	2003	2002	2001
Net income (loss), as reported	$53,575	$(12,256)	$(27,568)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	346	329	243
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(6,812)	(5,637)	(3,413)

Net income (loss), pro forma	$47,109	$(17,564)	$(30,738)

Basic and diluted earnings (loss) per share
As reported	$0.63	$(0.14)	$(0.32)
Pro forma	$0.55	$(0.21)	$(0.36)

Earnings Per Share ("EPS")

        Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted from issuance of common stock that then shared in the earnings of the Company.

New Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 in the third quarter of 2003 did not have an impact on the Company's results of operation or financial position.

        In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51("FIN 46"), and amended it in December 2003. An entity is subject to the consolidation rules of FIN 46 and is referred to as a variable interest entity ("VIE") if it lacks sufficient equity to finance its activities without additional financial support from other parties or if its equity holders lack adequate decision making ability based on criteria set forth in the interpretation.

        On August 29, 2003, the Company funded a revolving loan agreement with Impact C.I.L., LLC ("Impact C.I.L."), a VIE. At present the Company has contributed $2.4 million to be used to purchase mortgage loans in economically disadvantaged areas. The Company is not the primary beneficiary of the VIE and participates at an 11.11% level in the entity's funding activities. Potential losses are limited to the amount invested as well as associated operating fees.

        The Company's maximum commitment is for up to 11.11% ($24 million) of $216 million of participation. The mortgages purchased with these funds may be securitized. Otherwise, the loan will be liquidated in 10 years from the initial date of the agreement.

        Impact C.I.L. is a subsidiary of Impact Community Capital, LLC ("Impact"), whose charter is to provide real estate loans in economically disadvantaged areas. At present, the Company has a $2.0 million note receivable from Impact in addition to the $2.4 million investment noted above. The Company has voting rights and ownership of Impact in proportion to its investment (approximately 10%).

        The Company does not have any material VIEs that it needs, or will need, to consolidate or disclose.

Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3. EARNINGS (LOSS) PER COMMON SHARE

        For each of the three years in the period ended December 31, 2003, the numerator for the calculation of both basic and diluted earnings (loss) per common share is equal to net income (loss) reported for that year. The denominator for the computation of basic earnings (loss) per share was 85,432,838 shares, 85,414,076 shares and 85,340,461 shares for 2003, 2002 and 2001, respectively. The denominator for diluted earnings (loss) per share was 85,637,672 shares, 85,414,076 shares and 85,340,461 shares for 2003, 2002 and 2001, respectively. The difference between basic and diluted earnings (loss) per share denominators is due to dilutive stock options.

        Options to purchase an aggregate of 5,121,446 shares, 5,010,411 shares and 3,122,081 shares of common stock were considered anti-dilutive during 2003, 2002 and 2001, respectively, and were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common stock for each respective period. These options expire through June 2013 (see Note 14 of the Notes to Consolidated Financial Statements).

NOTE 4. INVESTMENTS

        A summary of net investment income follows:

Years Ended December 31,	2003	2002	2001
Interest on fixed maturities	$45,668	$45,777	$44,722
Interest on cash equivalents	857	922	1,602
Investment expense	(692)	(354)	(394)

	$45,833	$46,345	$45,930

        A summary of realized investment gains (losses) follows:

Years Ended December 31,	2003	2002	2001
Realized losses on sales of fixed maturity securities	$(382)	$(2,183)	$(1,111)
Realized gains on sales of fixed maturity securities	13,715	13,053	5,912
Realized (loss) gain on disposal of property and equipment	(156)	(479)	200

Total realized investment gains (losses)	$13,177	$10,391	$5,001

        A summary of fixed maturity investments follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2003
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$192,936	$2,312	$(970)	$194,278
Obligations of states and political subdivisions	834,058	32,679	(1,392)	865,345
Corporate securities	156,532	4,575	(1,054)	160,053

Total fixed maturity investments	$1,183,526	$39,566	$(3,416)	$1,219,676

December 31, 2002
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$95,268	$4,764	$—	$100,032
Obligations of states and political subdivisions	548,919	26,053	(207)	574,765
Corporate securities	241,860	10,384	(2,460)	249,784

Total fixed maturity investments	$886,047	$41,201	$(2,667)	$924,581

        The Company has no non-interest bearing investments, non-accrued investment income or any individual securities in excess of 10% of equity. Fixed maturities available-for-sale at December 31, 2003, are summarized by contractual maturity year as follows:

	Amortized Cost	Fair Value
Fixed maturities due:
2004	$21,277	$22,471
2005-2008	267,883	276,094
2009-2013	807,898	832,050
2014 and thereafter	86,468	89,061

Total	$1,183,526	$1,219,676

        Expected maturities of the Company's investments may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

        The following table summarizes the Company's gross unrealized losses and estimated fair values on investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	Less than 12 Months		12 Months or More		Total
December 31, 2003	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$103,816	$970	$—	$—	$103,816	$970
Obligations of states and political subdivisions	90,425	1,352	2,118	40	92,543	1,392
Corporate securities	41,828	1,054	—	—	41,828	1,054

Total fixed maturity investments	$236,069	$3,376	$2,118	$40	$238,187	$3,416

        The Company held 89 investment positions with unrealized losses as of December 31, 2003. As all of these investments are investment grade, none of the unrealized losses are considered to be credit related. In addition, at December 31, 2003, the Company had two investments that were in an unrealized loss position for 12 months or more.

        Cash and securities with carrying values of $6.7 million and $6.8 million as of December 31, 2003 and 2002 were on deposit with state regulatory authorities in accordance with the related statutory insurance requirements.

NOTE 5. INCOME TAXES

        Income tax expense (benefit) consists of:

Years Ended December 31,	2003	2002	2001
Current tax expense (benefit)	$4,166	$(8,200)	$(5,089)
Deferred tax expense (benefit)	13,406	(5,370)	(19,418)

	$17,572	$(13,570)	$(24,507)

        A reconciliation of income tax computed at the federal statutory tax rate of 35% to total income tax expense (benefit) follows:

Years Ended December 31,	2003	2002	2001
Federal income tax expense (benefit) at statutory rate	$24,902	$(9,039)	$(18,227)
Tax-exempt income, net	(8,581)	(9,377)	(11,067)
State and local taxes, net of federal benefit	560	5,151	4,706
Research and experimentation tax credit	(374)	(1,040)	—
Nondeductible political contributions	135	766	81
Effect on prior years of settlement of tax dispute	949	—	—
Other—net	(19)	(31)	—

Income tax expense (benefit)	$17,572	$(13,570)	$(24,507)

        There were no income tax payments required for the years ended December 31, 2003, 2002 and 2001. As of December 31, 2003, the Company's federal income tax refund receivable was $9.6 million.

        The Company's net deferred tax asset is comprised of:

December 31,	2003	2002
Deferred tax assets:
Net operating loss carryforward	$105,317	$128,581
Alternative minimum tax credit	10,717	9,451
Unearned premiums	22,377	19,156
Unpaid losses and loss adjustment expenses	8,107	6,793
Other	2,621	—

	149,139	163,981

Deferred tax liabilities:
EDP software development costs	40,729	36,262
Deferred policy acquisition costs	18,578	16,166
Unrealized investment gains	11,605	12,685
Employee benefits	1,616	1,276
Other	—	8,653

	72,528	75,042

Net deferred tax asset	$76,611	$88,939

        During 2002, the Company had a tax net operating loss of approximately $37.0 million. As of December 31, 2003, the Company has a tax net operating loss carryforward of approximately $300.9 million for regular tax purposes of which approximately $37.9 million expires in the year 2009 and $263.0 million expires on or after 2011; and an alternative minimum tax credit carryforward of $10.7 million. Alternative minimum tax credits may be carried forward indefinitely to offset future regular tax liabilities.

        The Company is required to establish a "valuation allowance" for any portion of the deferred tax asset that management believes will not be realized. The Company believes that because of tax planning strategies available, it is more likely than not that the Company will realize the full benefit of its deferred tax assets. Accordingly, no valuation allowance has been established.

NOTE 6. DEFERRED POLICY ACQUISITION COSTS

        Following is a summary of policy acquisition costs deferred for amortization against future income and the related amortization charged to income from operations (policy acquisition costs are amortized over the 6-month policy period):

Years Ended December 31,	2003	2002	2001
Deferred policy acquisition costs, beginning of year	$46,190	$30,631	$25,228
Acquisition costs deferred	209,078	139,201	107,961
Acquisition costs amortized and charged to income during the year	(202,189)	(123,642)	(102,558)

Deferred policy acquisition costs, end of year	$53,079	$46,190	$30,631

        Total advertising costs included in acquisition costs deferred during 2003, 2002 and 2001 were $53.9 million, $43.3 million and $16.9 million, respectively.

NOTE 7. PROPERTY AND EQUIPMENT

        A summary of property and equipment follows:

December 31,	2003	2002
Furniture and equipment	$37,666	$34,936
Automobiles	1,505	2,855
Leasehold improvements	11,890	9,716
Software currently in service	34,136	25,144
Software development projects in progress	76,110	66,748

Subtotal	161,307	139,399
Less accumulated depreciation, including $19,057 and $14,927 for software currently in service	(60,070)	(52,125)

	$101,237	$87,274

        Depreciation expense on software currently in service was $4.2 million, $9.6 million and $10.4 million in 2003, 2002 and 2001, respectively. In the third quarter of 2002, we recorded a one-time pre-tax charge to write-off $37.2 million of previously capitalized software costs for abandoned portions of an advanced personal lines processing system. Substantially all software development projects in progress, which primarily relate to the advanced personal lines processing system, are expected to be completed by 2005.

NOTE 8. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

        Accounting for losses and LAE is highly subjective because these costs must be estimated, often weeks, months or even years in advance of when the payments actually are made to claimants, attorneys, claims personnel and others involved in the claims settlement process. At the time of sale of an auto policy, for example, the number of claims that will happen is unknown, and so is the ultimate amount it will take to settle them.

        Accounting principles require insurers to record estimates for loss and LAE in the periods in which the insured events, such as automobile accidents, occur. This estimation process requires the Company to estimate both the number of accidents that may have occurred (called "frequency") and the ultimate amount of loss and LAE (called "severity") related to each accident. The Company employs actuaries who are professionally trained and certified in the process of establishing estimates for frequency and severity. From time to time, external actuarial experts are engaged from consulting firms to review the work of the Company's actuaries.

        Management believes that the Company's reserves are adequate. However, because reserve estimates are necessarily subject to the outcome of future events, changes in estimates are unavoidable in the property and casualty insurance business. These changes sometimes are referred to as "loss development" or "reserve development."

        The following analysis provides a reconciliation of the activity in the reserve for unpaid losses and loss adjustment expenses:

Years Ended December 31,	2003	2002	2001
At beginning of year:
Reserve for losses and LAE, gross of reinsurance	$384,009	$349,290	$298,436
Reinsurance recoverable	(20,351)	(23,512)	(31,483)
Acquisition of 21st of Arizona	—	6,749	—

Reserve for losses and LAE, net of reinsurance	363,658	332,527	266,953

Losses and LAE incurred, net of reinsurance:
Current year	911,104	754,299	718,229
Prior years	51,207	72,358	118,007

Total	962,311	826,657	836,236

Losses and LAE paid, net of reinsurance:
Current year	590,678	513,738	506,294
Prior years	305,932	281,788	271,117

Total	896,610	795,526	777,411

At end of year:
Reserve for losses and LAE, net of reinsurance	429,359	363,658	325,778
Reinsurance recoverable	8,964	20,351	23,512

Reserve for losses and LAE, gross of reinsurance	$438,323	$384,009	$349,290

        The provision for losses and LAE recorded in 2003, 2002 and 2001 for insured events of prior years primarily resulted from the Company's recognition of earthquake losses under SB 1899, as discussed in Note 16 of the Notes to Consolidated Financial Statements, and from adverse development in personal auto loss severity.

        For the personal auto lines, the Company's actuaries prepare a monthly evaluation of loss and LAE indications by accident year, and the Company assesses whether there is a need to adjust reserve estimates pertaining to previous accounting periods. Our actuaries evaluate the homeowners reserve requirement on a quarterly basis, while personnel in our legal and claims areas prepare monthly evaluations of the earthquake reserves. As claims are reported and settled and as other new information becomes available, changes in estimates are made and are included in earnings of the period of the change.

        The increases in prior accident year estimates recorded in each of the past three years, net of applicable reinsurance, are summarized below:

Years ended December 31,	2003	2002	2001
Personal auto	$11,159	$16,200	$45,742
Homeowner and Earthquake(1)	40,048	56,158	72,265

	$51,207	$72,358	$118,007

(1)
The Company no longer has any California homeowners policies in force. The Company ceased writing earthquake coverage in 1994, but has remaining loss reserves from the 1994 Northridge Earthquake that are subject to upward development.

        The following table shows unpaid losses and LAE on a gross and net basis:

	2003		2002
December 31,
	Gross	Net	Gross	Net
Unpaid Losses and LAE
Personal auto lines	$419,913	$413,348	$333,113	$320,032
Homeowner and earthquake	18,410	16,011	50,896	43,626

Total	$438,323	$429,359	$384,009	$363,658

        The $86.8 million increase in the gross auto reserves for the year ended December 31, 2003, is comprised of growth in reserves attributable to the higher number of insured automobiles of approximately $57.9 million, approximately $17.7 million relating to the effects of higher average loss costs and approximately $11.2 million for strengthening of prior accident year reserves.

NOTE 9. DEBT

        Debt at December 31 consisted of:

	2003	2002
Senior Notes (5.9%; maturing in 2013)	$99,872	$—
Obligation under capital lease (5.7%; maturing through 2008)	49,814	60,000

Total debt	$149,686	$60,000

        In December 2003, the Company completed a private offering of $100 million principal amount of 5.9 percent Senior Notes due in December 2013 at a discount of $0.8 million. The effective interest rate on the Senior Notes, when all offering costs are taken into account and amortized over the term of the Senior Notes, is approximately 6 percent per annum. Of the $99.2 million in net proceeds from the Senior Notes, $85 million was used to increase the statutory surplus of 21st Century Insurance Company, a wholly-owned subsidiary of the Company, and the balance was retained by the holding company.

        The Senior Notes are redeemable at the Company's option, at any time in whole, or from time to time in part, prior to maturity at a redemption price equal to the greater of (A) 100% of the principal amount of the notes and (B) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued through the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points (plus in each case, accrued interest thereon to the date of redemption).

        Under a registration rights agreement executed in connection with the offering, the Company has agreed to, among other things: (i) file a registration statement on or before April 7, 2004 enabling holders to exchange the notes for publicly registered notes; (ii) use reasonable best efforts to cause the registration statement relating to the exchange offer to become or be declared effective on or before June 6, 2004; (iii) use reasonable best efforts to consummate the exchange offer within 45 days after the effective date of the registration statement. In the event such registration statement does not become effective by June 6, 2004, the interest rate on the Senior Notes will increase by 0.25%.

        Interest on the Senior Notes and capital lease obligation is payable semiannually and monthly, respectively. The first interest payment on the Senior Notes of approximately $3.0 million will be paid on June 15, 2004, of which $0.4 million was accrued at December 31, 2003. The capital lease obligation called for an interest-only payment on February 14, 2003, of $0.3 million and, commencing at the same date, 59 monthly payments of approximately $1.2 million with a bargain purchase option at the end of the term.

        On December 31, 2002, the Company entered into a sale-leaseback transaction for $15.8 million of equipment and leasehold improvements and $44.2 million of software. The transaction is accounted for as a capital lease under SFAS No. 13, Accounting for Leases, as amended by SFAS No. 28, Accounting for Sales with Leasebacks. The lease includes a covenant that if AIG ceases to have a majority interest in the Company, or if statutory surplus falls below $300.0 million, or if the net premiums written to surplus ratio is greater than 3.8:1, or if claims paying ratings fall below BBB+ (as rated by Standard &

Poor's), Baa1 (as rated by Moody's) or B++ (as rated by A.M. Best) the Company will either deliver a letter of credit to the lessor or pay the lessor the then outstanding balance, including a prepayment penalty of up to 3%. The lessor has been granted a security interest in the property and equipment subject to the sale-leaseback. See Note 12 of the Notes to Consolidated Financial Statements for the related contractual commitment schedule.

        Depreciation expense for leased property under capital lease for 2003 was $12.4 million. There was no depreciation expense on leased property under capital lease for 2002.

NOTE 10. REINSURANCE

        Effective January 1, 2003, the 90% quota share reinsurance treaty covering the Company's Personal Umbrella Policies ("PUP") was amended so that the reinsurers are as follows: The TOA Reinsurance Company of America—25%, Swiss RE Underwriters—45%, Hannover Ruckversicherungs—20%.

        In the third quarter of 2002, the Company entered into a catastrophe reinsurance agreement on its auto lines with AIG subsidiaries, Folksamerica Reinsurance Company and Transatlantic Reinsurance Company (a majority owned AIG subsidiary), which reinsures any covered events up to $30.0 million in excess of $15.0 million ($45.0 million in excess of $20.0 million effective January 1, 2004).

        Effective September 1, 2002, the Company entered into an agreement to cancel future cessions under its quota share reinsurance treaty with AIG subsidiaries resulting in a pre-tax charge of $0.9 million. The treaty would have ceded 4% of premiums to AIG subsidiaries in the remainder of 2002 and 2% in 2003.

        The following summarizes the approximate percentage of business retained and ceded under various reinsurance programs with AIG subsidiaries and unrelated insurers. Most programs provide for ceding commissions that approximate the Company's direct policy acquisition costs and other operating expenses.

	Contracts Incepting During
	2003	2002	2001
Auto Policies
Retained	100%	97%	94%
Ceded	—	3%	6%
Catastrophe cover excess $15 million	$30,000	$30,000	—
Homeowner Policies(1)
Retained	—	—	94%
Ceded	100%	100%	6%
Catastrophe cover excess $10 million(2)	—	—	$75,000
PUP Policies
Retained	10%	10%	16%
Ceded	90%	90%	84%

(1)
The Company's homeowner policies did not include any earthquake coverage.

(2)
This catastrophe coverage provided protection from the potential for fire following an earthquake and other catastrophes.

        Reinsurance coverages related to historical earthquake losses have been exhausted.

        The effect of reinsurance on premiums written and earned is as follows:

	2003		2002		2001
Years Ended December 31,
	Written	Earned	Written	Earned	Written	Earned
Gross	$1,223,484	$1,177,705	$998,248	$971,059	$929,315	$929,361
Ceded	(4,854)	(5,028)	(32,949)	(46,500)	(60,360)	(65,216)

Net	$1,218,630	$1,172,677	$965,299	$924,559	$868,955	$864,145

        Gross losses and loss adjustment expenses have been reduced by reinsurance ceded as follows:

Years Ended December 31,	2003	2002	2001
Gross losses and loss adjustment expenses incurred	$966,512	$870,402	$893,139
Ceded losses and loss adjustment expenses incurred	(4,201)	(43,745)	(56,903)

Net losses and loss adjustment expenses incurred	$962,311	$826,657	$836,236

        At December 31, 2003 and 2002, the Company's reinsurance recoverables, net of payables, from AIG subsidiaries were $5.8 million and $18.4 million, respectively. The Company ceded $0.9 million,

$29.1 million, and $60.3 million in net premiums earned to AIG subsidiaries in 2003, 2002 and 2001, respectively. Losses and loss adjustment expenses incurred of $1.6 million, $28.4 million and $55.6 million were ceded to AIG subsidiaries in 2003, 2002 and 2001, respectively.

NOTE 11. EMPLOYEE BENEFIT PLANS

        The Company sponsors a contributory savings and security plan for eligible employees. The Company provides matching contributions equal to 75% of the lesser of 6% of an employee's compensation or the amount contributed by the employee up to the maximum allowable under IRS regulations. Contributions charged against operations were $4.4 million, $4.2 million and $4.0 million in 2003, 2002 and 2001, respectively. The plan offers a variety of investment types among which employees exercise complete discretion as to choice and investment duration, including any amounts the employee elects to invest in Company common stock.

        The Company has both funded and unfunded non-contributory defined benefit pension plans, which together cover essentially all employees who have completed at least one year of service. For certain key employees designated by the Board of Directors, the Company sponsors an unfunded nonqualified supplemental executive retirement plan. The supplemental plan benefits are based on years of service and compensation during the three highest of the last ten years of employment prior to retirement and are reduced by the benefit payable from the pension plan and 50% of the social security benefit. For other eligible employees, the pension benefits are based on employees' compensation during all years of service. The Company's funding policy is to make annual contributions as required by applicable regulations. In 2003 and 2002, the Company made additional contributions to fully fund the accumulated benefit obligation of its qualified plan.

        Other information regarding the Company's defined benefit pension plans follows:

Years Ended December 31,	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	$78,684	$68,943
Service cost	4,607	3,788
Interest cost	5,627	5,008
Plan amendments	85	553
Actuarial loss	14,161	2,523
Benefits paid	(2,230)	(2,131)

Benefit obligation at end of year	$100,934	$78,684

Change in plan assets:
Fair value of plan assets at beginning of year	$58,276	$45,544
Actual return on plan assets net of expenses	14,053	(6,661)
Employer contributions	7,000	21,524
Benefits paid	(2,230)	(2,131)

Fair value of plan assets at end of year	$77,099	$58,276

Reconciliation of funded status:
Funded status	$(23,835)	$(20,408)
Unrecognized net loss	36,026	33,074
Unrecognized prior service cost	788	807

Net pension asset recognized at year end	$12,979	$13,473

Amounts recognized in the balance sheet consist of:
Prepaid pension cost—qualified plan	$19,849	$18,449
Accrued benefit liability—nonqualified plan	(6,870)	(4,976)
Additional minimum liability—nonqualified plan	(3,742)	(3,058)
Intangible asset	750	766
Accumulated other comprehensive income, pre-tax	2,992	2,292

Net pension asset recognized at year end	$12,979	$13,473

        The accumulated benefit obligation for all defined benefit pension plans was $83,433 and $63,422 at December 31, 2003 and 2002, respectively.

        Information for the unfunded supplemental executive retirement plan, which has an accumulated benefit obligation in excess of plan assets, is as follows:

Years Ended December 31,	2003	2002
Projected benefit obligation	$16,552	$11,967
Accumulated benefit obligation	11,586	9,907
Fair value of plan assets	974	1,873

        Net pension costs for all plans were comprised of the following:

Years Ended December 31,	2003	2002	2001
Service cost	$4,607	$3,788	$3,509
Interest cost	5,627	5,008	4,554
Expected return on plan assets	(4,857)	(4,193)	(3,737)
Amortization of unrecognized transition obligation	—	181	181
Amortization of prior service cost	105	105	233
Amortization of net loss	2,012	1,012	394

	$7,494	$5,901	$5,134

Additional information

        The increase (decrease) in minimum liability included in other comprehensive income for the years ended December 31, 2003 and 2002 was $0.7 million and $(6.3) million, respectively.

Assumptions

December 31,	2003	2002
Weighted-average assumptions used to determine the benefit obligations:
Discount rate	6.10%	6.75%
Rate of compensation increase	4.60%	5.60%

Years Ended December 31,	2003	2002
Weighted-average assumptions used to determine the net cost:
Discount rate	6.75%	7.00%
Expected return on plan assets	8.50%	8.50%
Rate of compensation increase	5.60%	5.60%

        The overall expected long-term rate of return on assets is a weighted-average expectation for the return on plan assets. The Company considers historical performance and current benchmarks to arrive at expected long-term rates of return in each asset category. The Company assumed that 75% of its portfolio would be invested in equity securities, with the remainder invested in debt securities.

Plan Assets

        The Company's pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

December 31,	2003	2002
Equity Securities	72%	59%
Debt Securities	19%	20%
Other	9%	21%

Total	100%	100%

        The Company's pension plan assets are managed by outside investment managers. The Company's investment strategy is to maximize return on investments while minimizing risk. The Company believes the best way to accomplish this goal is to take a conservative approach to its investment strategy by investing in high-grade equity and debt securities. Policy requires that equity securities comprise between 66% and 84% of the total portfolio, and that 22% to 28% be invested in debt securities.

Cash Flows

        The Company does not currently expect to be required to contribute to its qualified plan in 2004.

NOTE 12. COMMITMENTS AND CONTINGENCIES

Contractual Commitments

        The Company leases office space in Woodland Hills, California. The lease for the Company's corporate office expires in February 2015 and may be renewed for two consecutive five-year periods. The Company also leases automobiles and office equipment as well as office space in several other locations throughout California, primarily for claims services. The Company also has service agreements with terms greater than one year. Minimum commitments under the Company's noncancelable commitments at December 31, 2003 are as follows:

	Operating Leases(1)	Capital Lease
2004	$19,847	$13,962
2005	19,256	13,962
2006	16,691	13,962
2007	14,539	13,962
2008	14,429	—
Thereafter	90,411	—

	$175,173	55,848
Less: amount representing interest		6,034

Present value of minimum lease payments		$49,814

(1)
Includes amounts due under long-term software license agreements of approximately $15.1 million.

        Total rental expense charged to operations for the years ended December 31, 2003, 2002 and 2001 was $17.5 million, $16.4 million and $15.6 million, respectively.

        The Company owns an 11.11% interest in Impact, an entity whose purpose is to provide real estate loans in economically disadvantaged areas. Through one of its subsidiaries, Impact C.I.L., the Company has a commitment to fund up to $24 million in loans over the next ten years.

Legal Proceedings

        In the normal course of business, the Company is named as a defendant in lawsuits related to claims and insurance policy issues, both on individual policy files and by class actions seeking to attack the Company's business practices. Many suits seek unspecified extracontractual and punitive damages as well as contractual damages under the Company's insurance policies in excess of the Company's estimates of its obligations under such policies. The Company cannot estimate the amount or range of loss that could result from an unfavorable outcome on these suits and it denies liability for any such alleged damages. The Company has not established reserves for potential extracontractual or punitive damages, or for contractual damages in excess of estimates the Company believes are correct and reasonable under its insurance policies. Nevertheless, extracontractual and punitive damages, if assessed against the Company, could be material in an individual case or in the aggregate. The Company may choose to settle litigated cases for amounts in excess of its own estimate of contractual damages to avoid the expense and/or risk of litigation. Other than possibly for the contingencies discussed below, the Company does not believe the ultimate outcome of these matters will be material to its results of operations, financial condition or cash flows. A range of potential losses in the event of a negative outcome is discussed where known. The Company has recorded its best estimate of liability for these matters.

        Dana Poss v. 21st Century Insurance Company was filed on June 13, 2003, in Los Angeles Superior Court. The Complaint requests injunctive and restitutionary relief under Business and Professions Code ("B&P") Sec.17200 for alleged unfair business practices in violation of California Insurance Code ("CIC") Sec. 1861.02(c) relating to company rating practices. The Company is vigorously defending the action.

        21st Century Insurance Group, 21st Century Casualty Company and 21st Century Insurance Company v. Kai Insurance Marketing, Inc. was filed on January 31, 2003, in United States District Court, Central District of California, Western Division. The Company alleges Kai violated the Lanham Act, infringed upon and diluted trademarks, made a false designation of origin and engaged in unfair competition. Kai has filed a Counterclaim, as amended, against 21st Century Insurance Group, and 21st Century Insurance Company; the remaining allegations under the Counterclaim are infringement and unfair competition under B&P Sec.17200.

        Cecelia Encarnacion, individually and as the Guardian Ad Litem for Nubia Cecelia Gonzalez, a Minor, Hilda Cecelia Gonzalez, a Minor, and Ramon Aguilera v. 20th Century Insurance was filed on July 3, 1997, in Los Angeles Superior Court. Plaintiffs allege bad faith, emotional distress, and estoppel involving 20th Century's handling of a homeowner's claim. Ramon Aguilera shot Mr. Gonzalez (the minor children's father) and was sued by Ms. Encarnacion for wrongful death. On August 30, 1996, judgment was entered against Ramon Aguilera for $5.6 million. The Company paid for Aguilera's defense costs through the civil trial; however, the homeowner's policy did not provide indemnity coverage for the shooting incident, and the Company refused to pay the judgment. After the trial, Aguilera assigned a portion of his action against the Company to Encarnacion and the minor children. Aguilera and the Encarnacion family then sued the Company alleging that 20th Century had promised to pay its bodily injury policy limit if Aguilera pled guilty to involuntary manslaughter. In August 2003, the trial court held a bench trial on the limited issues of promissory and equitable estoppel, and policy forfeiture. On September 26, 2003, the trial court issued a ruling that 20th Century cannot invoke any policy exclusions as a defense to coverage. Plaintiffs contend that as a result of the ruling, 20th Century owes the full amount of the wrongful death judgment, plus interest and attorneys' fees. 20th Century contends that the court should not award damages to Aguilera as a result of his own inequitable conduct. A jury trial on the remaining issues is set for June 1, 2004.

        Bryan Speck, individually, and on behalf of others similarly situated v. 21st Century Insurance Company, 21st Century Casualty Company, and 21st Century Insurance Group, was filed on June 20, 2002 in Los Angeles Superior Court. Plaintiff seeks national class action certification, injunctive relief, and unspecified actual and punitive damages. The complaint contends that 21st Century uses "biased" software in determining the value of total-loss automobiles. Plaintiff alleges that database providers use improper methodology to establish comparable auto values and populate their databases with biased figures and that the Company and other carriers allegedly subscribe to the programs to unfairly reduce claim costs. This case is consolidated with similar actions against other insurers for discovery and pre-trial motions. The Company intends to vigorously defend the suit with other defendants in the coordinated proceedings.

        Thomas Theis, on his own behalf and on behalf of all others similarly situated v. 21st Century Insurance, was filed on June 17, 2002, in Los Angeles Superior Court. Plaintiff seeks national class action certification, injunctive relief and unspecified actual and punitive damages. The complaint contends that after insureds receive medical treatment, the Company uses a medical-review program to adjust expenses to reasonable and necessary amounts for a given geographic area. Plaintiff alleges that the adjusted amount is "predetermined" and "biased," creating an unfair pretext for reducing claim costs. This case is consolidated with similar actions against other insurers for discovery and pre-trial motions. The Company intends to vigorously defend the suit with other defendants in the coordinated proceedings.

        On October 10, 2002, a Los Angeles Superior Court granted the Company's motion for summary judgment in the matter of 21st Century Insurance Company vs. People of the State of California ex rel.Bill Lockyer, Attorney General et al. The court determined that the Company's April 21, 1999, settlement with the California Department of Insurance ("CDI") with respect to regulatory actions arising out of the 1994 Northridge Earthquake was fully valid and enforceable. The Court denied the Attorney General's motion seeking to have the settlement declared void and unenforceable, a result that may have allowed the CDI to reinstitute regulatory proceedings with respect to the Company's handling of claims arising out of the 1994 Northridge Earthquake. The CDI has appealed the ruling.

        SB 1899, effective from January 1, 2001, to December 31, 2001, allowed the re-opening of previously closed earthquake claims arising out of the 1994 Northridge Earthquake. The Company's first constitutional challenge to SB 1899 came to an unsuccessful result on April 29, 2002, when the United States Supreme Court declined to hear the Company's case. A subsidiary of the Company, 21st Century Casualty Company, filed a new challenge to the constitutionality of SB 1899 on February 13, 2003. During the first quarter of 2003, a 9th Circuit Court of Appeals decision in Noah et al v. Allstate Insurance Company again found SB 1899 (California Code of Civil Procedure 340.9) to be constitutional. As a result of the 9th Circuit's decision, the Company's subsidiary, 21st Century Casualty Company, voluntarily dismissed the action it initiated on February 13, 2003, seeking to have SB 1899 declared unconstitutional. Allstate's petition to the United States Supreme Court for review of the Noah decision has been denied. The Company currently has lawsuits pending against it in connection with claims under SB 1899; some of these lawsuits have multiple plaintiffs or are seeking class action status. Possible future judgments for damages in excess of the Company's reasonable estimates for these claims could be material individually or in the aggregate.

        The Company has filed a civil complaint against California-based Unlimited Adjusting Company ("Unlimited") and its principal Jung Ho Park ("John Park"). The complaint was filed on December 16, 2002, in Superior Court of California, County of Orange and transferred to Superior Court of California, County of Los Angeles on April 15, 2003. The suit alleges Unlimited and John Park illegally induced insureds into filing additional unnecessary and fraudulent claims with the Company stemming from the 1994 Northridge Earthquake. The Company is ultimately seeking up to $10 million in compensatory damages. The defendant has filed a cross complaint against the Company alleging fraud, negligent misrepresentation, interference with contractual relations, and unfair competition under Section 17200 of the California Business and Professions Code.

        In a December 21, 2000 court ruling, Ceridian Corporation v. Franchise Tax Board, a California statute that allowed a tax deduction for the dividends received from wholly owned insurance subsidiaries was held unconstitutional on the grounds that it discriminated against out-of-state insurance holding companies. Subsequent to the court ruling, the staff of the California Franchise Tax Board ("FTB") took the position that the discriminatory sections of the statute are not severable and the entire statute is invalid. As a result, the FTB is disallowing dividend-received deductions for all insurance holding companies, regardless of domicile, for open tax years ending on or after December 1, 1997. Although the FTB has not made a formal assessment for tax years 1997 through 2000, the Company anticipates a retroactive disallowance that would result in additional tax assessments.

        The amount of any such possible assessments and the ultimate amounts, if any, that the Company may be required to pay, are subject to a wide range of estimates because so many long-settled aspects of California tax law have been thrown into disarray and uncertainty by the action of the courts. In the absence of legislative relief, years of future litigation may be required to determine the ultimate outcome. The possible losses, net of federal tax benefit, range from close to zero to approximately $22.0 million depending on which position future courts may decide to uphold or on whether the California legislature may decide to enact corrective legislation. The Company believes it has adequately provided for this contingency.

NOTE 13. CAPITAL STOCK

        Effective December 4, 2003, the Company changed its state of incorporation from California to Delaware. In connection with the change, the Company's stock was assigned a par value of $0.001 per share, resulting in a transfer of $419.2 million from common stock to additional paid-in capital. There was no impact to the Company's financial condition or results of operations as a result of the reincorporation.

        The Company is authorized to issue up to 500,000 shares of preferred stock, $1 par value, and 376,126 shares of Series A convertible preferred stock, $1 par value, none of which were outstanding at December 31, 2003 or 2002.

        Shares of common stock issued pursuant to the exercise of employee stock options and restricted stock grants were 4,000 in 2003, 69,657 in 2002 and 39,893 in 2001. No shares were repurchased in 2003 or 2002.

NOTE 14. STOCK-BASED COMPENSATION

        A summary of securities issuable and issued for both the 1995 Stock Option Plan and the Restricted Shares Plan at December 31, 2003, follows:

AMOUNTS IN THOUSANDS	1995 Stock Option Plan	Restricted Shares Plan
Total securities authorized	10,000	1,422
Number of securities issued	(476)	(1,049)
Number of securities issuable upon the exercise of all outstanding options and rights	(6,744)	—
Number of securities forfeited	(1,436)	—
Number of securities forfeited and returned to plan	1,436	156

Number of securities remaining available for future grants under each plan	2,780	529

1995 Stock Option Plan

        The aggregate number of common shares authorized under the plan currently is limited to 10,000,000. At December 31, 2003, 2,780,214 common shares remain available for future grants. The plan has been approved by the Company's stockholders, and all options granted have ten-year terms. As a consequence of AIG's acquiring a controlling interest in the Company, vesting was accelerated for all options previously granted through July 27, 1998. Options granted after July 27, 1998, vest over various future periods.

        A summary of the Company's stock option activity and related information follows:

	Number of Options	Weighted- Average Exercise Price
Options outstanding January 1, 2001	2,846,724	$20.88
Granted in 2001	1,854,079	18.09
Exercised in 2001	(79,901)	15.60
Forfeited in 2001	(620,964)	20.51

Options outstanding December 31, 2001	3,999,938	$19.75
Granted in 2002	1,523,708	16.09
Exercised in 2002	(86,881)	16.46
Forfeited in 2002	(294,865)	18.93

Options outstanding December 31, 2002	5,141,900	$18.77
Granted in 2003	1,801,556	12.03
Exercised in 2003	—	—
Forfeited in 2003	(199,538)	17.07

Options outstanding December 31, 2003	6,743,918	$17.05

        The following table summarizes information about stock options outstanding at December 31, 2003:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$11.68 – $15.48	1,822,856	9.1 Years	$12.07	119,841	$12.32
16.03 – 17.81	2,129,890	7.2 Years	16.53	1,319,863	16.83
17.90 – 18.15	1,417,340	7.4 Years	18.15	1,057,586	18.15
18.19 – 24.19	993,082	4.9 Years	21.08	983,083	21.10
28.75 – 29.25	380,750	4.2 Years	29.22	380,750	29.22

$11.68 – $29.25	6,743,918	7.2 Years	$17.05	3,861,123	$19.36

        Options exercisable at the end of 2002 and 2001 numbered 2,574,577 and 1,803,917, respectively.

        The weighted average fair value for options granted during 2003, 2002 and 2001 was $4.80, $6.33 and $6.36, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Years Ended December 31,	2003	2002	2001
Risk-free interest rate:
Minimum	2.65%	3.75%	4.73%
Maximum	3.75%	4.79%	5.28%
Dividend yield	0.67%	2.49%	2.50%
Volatility factor of the expected market price
Of the Company's common stock:
Minimum	0.38	0.35	0.33
Maximum	0.40	0.38	0.34
Weighted-average expected life of the options	6 years	8 years	8 years

Restricted Shares Plan

        The Restricted Shares Plan, which was approved by the Company's stockholders, currently provides for grants of up to 1,421,920 shares of common stock to be made available to key employees. In general, twenty percent of the number of shares granted vest on the anniversary date of each of the five years following the year of grant. Total amortization expense relating to the Restricted Shares Plan was $0.4 million, $0.5 million and $0.7 million in 2003, 2002 and 2001, respectively. Unamortized restricted stock grants totaled $0.7 million, $1.0 million and $1.8 million at the end of 2003, 2002 and 2001, respectively.

        A summary of activity under the plan from 2001 through 2003 follows:

	Common Shares	Market Price Per Share on Date of Grant
Outstanding, January 1, 2001	176,138
Granted in 2001	—	$—
Vested and distributed in 2001	(33,039)
Canceled or forfeited	(40,008)

Outstanding, December 31, 2001	103,091
Granted in 2002	—	—
Vested and distributed in 2002	(25,629)
Canceled or forfeited	(17,224)

Outstanding, December 31, 2002	60,238
Granted in 2003	4,000	14.45
Vested and distributed in 2003	(19,345)
Canceled or forfeited	—

Outstanding, December 31, 2003	44,893

NOTE 15. STATUTORY FINANCIAL DATA

        Statutory surplus and statutory net income (loss) for the Company's insurance subsidiaries were as follows:

Years Ended December 31,	2003	2002	2001
Statutory surplus	$531,658	$397,381	$393,119
Statutory net income (loss)	76,063	(39,771)	(53,157)

        The Company's insurance subsidiaries file financial statements prepared in accordance with Statutory Accounting Principles ("SAP") prescribed or permitted by domestic insurance regulatory agencies. The Company's SAP-basis financial statements differ from those prepared in accordance with GAAP primarily because certain assets recognized under GAAP are treated as nonadmitted assets under SAP, such as deferred policy acquisition costs, most of the Company's property and equipment and a portion of deferred income taxes. Differences also exist in the accounting treatment of sale-leaseback transactions. Further, under SAP, all bonds are carried at amortized cost and unpaid losses, loss adjustment expenses and unearned premium reserves are presented net of reinsurance. The following table reconciles consolidated GAAP net income (loss) to statutory net income (loss).

Years Ended December 31,	2003	2002	2001
Net income (loss)—GAAP basis	$53,575	$(12,256)	$(27,568)
Deferred federal income tax expense (benefit)	24,323	(10,816)	(19,418)
Change in deferred policy acquisition costs	(6,889)	(19,032)	(1,816)
Net loss (income) from non-insurance entities	2,369	4,319	(4,355)
Other, net	2,685	(1,986)	—

Net income (loss)—SAP basis	$76,063	$(39,771)	$(53,157)

        The following table reconciles consolidated GAAP stockholders' equity to statutory surplus.

December 31,	2003	2002
Stockholders' equity—GAAP	$700,690	$655,608
Assets/gains (liabilities/losses) recognized under GAAP but not under SAP:
Net book value of fixed assets under sale-leaseback transaction	(47,231)	(60,000)
Deferred gain under sale-leaseback transaction	(305)	—
Capital lease obligation	49,814	60,000
Non admitted net deferred tax assets	(93,656)	(125,088)
Deferred tax liabilities relating to items nonadmitted under SAP	55,030	55,483
Intercompany receivables	214	(13,500)
Fixed assets	(12,162)	(16,797)
Deferred policy acquisition costs	(53,079)	(46,190)
Prepaid pension costs and intangible pension asset	(22,781)	(19,215)
Unrealized gains on bonds	(35,690)	(38,582)
Other prepaid expenses	(9,612)	(7,478)
Equity in non-insurance entities	1,680	(45,117)
Salvage and subrogation receivable	—	(1,030)
Other, net	(1,254)	(713)

Statutory Surplus	$531,658	$397,381

        The Company is also regulated by the provisions of the California Insurance Holding Company System Regulatory Act (the "Holding Company Act"). Many transactions that are defined to be of an "extraordinary" nature may not be effected without the prior approval of the CDI. In addition, there are limits on the insurance subsidiaries' dividend paying capacity. In 2004, the Company estimates that its insurance subsidiaries have capacity to pay approximately $75.1 million in dividends to their parent without prior approval of the CDI.

NOTE 16. NORTHRIDGE EARTHQUAKE

        SB 1899, effective from January 1, 2001, to December 31, 2001, allowed the re-opening of previously closed earthquake claims arising out of the 1994 Northridge earthquake. During the first quarter of 2003, the Company increased its 1994 Northridge earthquake/SB 1899 reserves by $37.0 million, resulting in an after-tax charge of $24.1 million. Also during the first quarter, a decision by the 9th Circuit Court of Appeals involving Allstate Insurance Company, again found SB 1899 (California Code of Civil Procedure 340.9) to be constitutional. As a result of the 9th Circuit's decision in Noah et al v. Allstate Insurance Company, the Company's subsidiary, 21st Century Casualty Company, voluntarily dismissed the action it initiated on February 13, 2003, seeking to have SB 1899 declared unconstitutional. Allstate's petition to the United States Supreme Court for review of the Noah decision has been denied.

        Most of the Company's remaining 1994 Earthquake claims are in litigation, including two seeking class action status. While the reserves now held are the Company's current best estimate of the cost of resolving its 1994 Earthquake claims, the reserves for this legislatively created event continue to be highly uncertain. The estimate currently recorded by the Company assumes that relatively few of the remaining cases will require a full trial to resolve, that any trial costs will approximate those encountered by the Company in the past, that most cases will be settled without need for extensive pre-trial preparation, and that no cases seeking class action status will be certified as a class action. While a substantial majority of the claims and litigation brought against the Company related to the Northridge Earthquake have now been settled, trials for most of the cases not settled have been scheduled beginning in June 2004 and thereafter. Current reserves contain no provisions for extracontractual or punitive damages, bad faith judgments or similar unpredictable hazards of litigation that possibly could result in the event an adverse verdict were to be sustained against the Company. To the extent those and other underlying assumptions prove to be incorrect, the ultimate amount to resolve these claims could exceed the Company's current reserves, possibly by a material amount. The Company continues to seek reasonable settlements of claims brought under SB 1899 and other Northridge earthquake related theories, but will vigorously defend itself against excessive demands and fraudulent claims. The Company may, however, settle cases in excess of its assessment of its contractual obligations in order to reduce the future cost of litigation.

        The Company has received some Northridge Earthquake claims reported after the closing of the window established by SB 1899 which are based upon alternative legal theories. The Company is contesting these claims and has only nominal reserves for them. Should the courts determine that these claims, or additional claims brought in the future, are not barred by the applicable statute of limitations and the provisions of SB 1899, additional reserves may be needed to resolve these claims.

NOTE 17. UNAUDITED QUARTERLY RESULTS OF OPERATIONS

        The summarized unaudited quarterly results of operations were as follows:

Quarters Ended	March 31,	June 30,	September 30,	December 31,
2003
Net premiums earned	$271,441	$287,231	$303,675	$310,330
Net investment income	11,637	11,673	11,350	11,173
Realized investment gains	4,580	7,700	836	61
Net income (loss)	(6,711)	29,151	12,709	18,426
Earnings (loss) per common share(1)	$(0.08)	$0.34	$0.15	$0.22
2002
Net premiums earned	$215,111	$220,191	$234,666	$254,591
Net investment income	11,265	11,384	11,729	11,967
Realized investment gains	1,663	2,635	3,045	3,048
Net income (loss)	8,323	9,859	(45,235)	14,797
Earnings (loss) per common share(1)	$0.10	$0.11	$(0.53)	$0.17

(1)
Basic and diluted amounts are the same for all periods presented.

        First quarter 2003 and third quarter 2002 results were impacted by adverse development related to 1994 SB 1899 reserves of $37.0 million and $46.9 million, respectively. Second quarter 2003 results include nonrecurring, nonoperational items of $9.3 million resulting from the settlement of litigation and interest income of $4.8 million relating to a favorable settlement with the Internal Revenue Service ("IRS"). In addition, the third quarter of 2002 included a charge of $37.2 million for the write-off of software development costs.

NOTE 18. RESULTS OF OPERATIONS BY LINE OF BUSINESS

        The following table presents premium revenue and underwriting profit (loss) for the Company's insurance lines on a GAAP basis for the years ended December 31.

	Personal Auto Lines	Homeowner and Earthquake Lines in Runoff	Total
2003
Direct premiums written	$1,223,377	$106	$1,223,484
Net premiums earned	1,172,679	(2)	1,172,677
Underwriting profit (loss)	41,006	(40,175)	831
Loss and LAE ratio	78.6%	N/M (1)	82.0%
Underwriting ratio	17.9%	N/M (1)	17.9%
Combined ratio	96.5%	N/M (1)	99.9%

2002
Direct premiums written	$995,794	$2,454	$998,248
Net premiums earned	924,559	—	924,559
Underwriting profit (loss)	13,383	(58,768)	(45,385)
Loss and LAE ratio	82.9%	N/M (1)	89.4%
Underwriting ratio	15.6%	N/M (1)	15.5%
Combined ratio	98.5%	N/M (1)	104.9%

2001
Direct premiums written	$898,862	$30,453	$929,315
Net premiums earned	838,489	25,656	864,145
Underwriting loss	(24,410)	(77,598)	(102,008)
Loss and LAE ratio	88.1%	381.6%	96.7%
Underwriting ratio	14.9%	20.9%	15.0%
Combined ratio	103.0%	402.5%	111.7%

(1)
The ratio cannot be calculated, as the denominator is zero.

        Personal Auto Lines.    The underwriting gain for the personal auto lines in 2003 and 2002 was due to an increase in the number of insured vehicles, rate increases and the favorable impact on claim frequency of drought conditions that have largely prevailed in Southern California during the past year. The underwriting loss for the personal auto lines in 2001 resulted from the effects of adverse development on prior accident year loss reserves.

        Homeowner and Earthquake Lines in Runoff.    The underwriting loss for the homeowner and earthquake lines decreased by $18.6 million in 2003 compared to 2002 and $18.8 million in 2002 compared to 2001, respectively due to losses and loss adjustment expenses related to SB 1899. See Notes 8 and 16 of the Notes to Consolidated Financial Statements.

NOTE 19. 21ST CENTURY INSURANCE COMPANY OF ARIZONA

        Effective January 1, 2002, the Company acquired AIG's 51% interest in 21st of Arizona. The Company previously held a 49% interest in 21st of Arizona, which writes personal auto exclusively in Arizona. The Company's primary purpose in acquiring 21st of Arizona was to provide an additional entity to facilitate the Company's planned expansion into other states.

        The purchase price was $4.4 million, which approximated 51% of 21st of Arizona's GAAP book value. No research and development assets were acquired, and no goodwill was recorded.

        The purchase agreement included a one-year contingency for subsequent loss and LAE reserve development for 2001 and prior accident years. Under its terms, at December 31, 2002, 33% of any additional loss and LAE development would be reimbursed to the Company by AIG, while a reduction in the loss and LAE development would be paid to AIG. Based on the 2002 year-end results, the amount receivable from AIG at December 31, 2001 was $.05 million.

        The following table summarizes actual results of the Company and pro forma results as if 21st of Arizona had been consolidated with the Company for the year ended December 31, 2001.

	Consolidated Results
Year Ended December 31, 2001
	As Reported	Pro Forma
Revenue	$914,078	$929,576
Net loss	(27,568)	(28,607)
Loss per share	(0.32)	(0.34)

21ST CENTURY INSURANCE GROUP (PARENT COMPANY)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BALANCE SHEETS

AMOUNTS IN THOUSANDS December 31,
	2003	2002
Assets
Cash	$24,361	$5,946
Fixed maturities available-for-sale, at fair value	—	1,031
Accounts receivable from subsidiaries	242	225
Unamortized debt issuance costs	1,274	—
Investment in unconsolidated insurance subsidiaries and affiliates, at equity	702,580	610,703
Property and equipment at cost less accumulated depreciation of $19,430 in 2003 and $16,257 in 2002, including software leased to a subsidiary of $84,242 in 2003 (net of accumulated depreciation of $18,591)	84,361	64,107
Other assets	5	34

Total assets	$812,823	$682,046

Liabilities and stockholders' equity
Debt	$99,871	$—
Dividends payable	1,709	1,708
Accounts payable and accrued expenses	10,324	10,412
Deferred tax liabilities	229	818
Accounts payable to subsidiaries	—	13,500

Total liabilities	112,133	26,438

Common stockholders' equity	700,690	655,608

Total liabilities and stockholders' equity	$812,823	$682,046

21ST CENTURY INSURANCE GROUP (PARENT COMPANY)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF OPERATIONS

AMOUNTS IN THOUSANDS Years Ended December 31,
	2003	2002	2001
Revenues
Dividends received from subsidiaries	$—	$—	$3,076
Realized investment gains	—	289	706
Interest and other income	792	1,100	4,644

Total revenues	792	1,389	8,426

Expenses
Loan interest and fees	378	—	—
General and administrative	3,198	72	10

Total expenses	3,576	72	10

(Loss) income before provision for income taxes	(2,784)	1,317	8,416
Provision for income taxes	(415)	(5,436)	(529)

Net income (loss) before equity in undistributed loss of Subsidiaries	(3,199)	(4,119)	7,887
Equity in undistributed income (loss) of subsidiaries	56,774	(8,137)	(35,455)

Net income (loss)	$53,575	$(12,256)	$(27,568)

21ST CENTURY INSURANCE GROUP (PARENT COMPANY)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF CASH FLOWS

AMOUNTS IN THOUSANDS Years Ended December 31,	2003	2002	2001
Operating activities
Net income (loss)	$53,575	$(12,256)	$(27,568)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Realized gains on sale of investments	—	(289)	(706)
Provision (benefit) for deferred income taxes	415	5,436	529
Equity in undistributed income of subsidiaries	(56,774)	8,137	35,455
Other	(128)	(2,304)	3,001

Net cash (used in) provided by operating activities	(2,912)	(1,276)	10,711

Investing activities
Capital contributed to subsidiaries	(37,917)	(1,000)	—
Advance from subsidiary	9,300	—	—
Repayment of advance from subsidiary	(47,083)	(2,688)	—
Net proceeds from investments available for sale	1,000	23,726	18,531
Net purchases of property and equipment	3,641	(236)	5,073

Net cash (used in) provided by investing activities	(71,059)	19,802	23,604

Financing activities
Proceeds from exercise of options	—	1,488	1,233
Proceeds from issuance of debt	99,871	—	—
Payment of debt issuance costs	(650)	—	—
Dividends paid	(6,835)	(22,210)	(27,310)

Net cash provided by (used in) financing activities	92,386	(20,722)	(26,077)

Net increase (decrease) in cash	18,415	(2,196)	8,238
Cash and cash equivalents, beginning of year	5,946	8,142	(96)

Cash and cash equivalents, end of year	$24,361	$5,946	$8,142

21ST CENTURY INSURANCE GROUP (PARENT COMPANY)

NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

DECEMBER 31, 2003

        The accompanying condensed financial statements of 21st Century Insurance Group (the "Registrant") should be read in conjunction with the consolidated financial statements and notes thereto of 21st Century Insurance Group and subsidiaries included in the Registrant's 2003 Annual Report.

        Debt—Debt at December 31, 2003 consisted of 5.9% senior notes maturing in December 2013. Debt includes amounts the Registrant has borrowed and contributed to the capital of its insurance subsidiaries or borrowed for other long-term purposes. The entire principal amount is due at maturity.

21st CENTURY INSURANCE GROUP

Offer To Exchange
All Our Outstanding 5.90% Senior Notes Due 2013
For Our New 5.90% Senior Notes Due 2013
Which Have Been Registered Under the Securities Act

PROSPECTUS
                  , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law (the "DGCL") makes provisions for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the Company under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

        As permitted by the DGCL, 21st Century Insurance Group's Certificate of Incorporation (the "Charter") provides that, to the fullest extent permitted by the DGCL, no director shall be liable to the corporation or to its stockholders for monetary damages for breach of his fiduciary duty as a director. Delaware law does not permit the elimination of liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision in the Charter is to eliminate the rights of the corporation and its stockholders (through stockholders' derivative suits on behalf of the corporation) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i)-(iv), inclusive, above. These provisions will not alter the liability of directors under federal securities laws.

        In addition, the Charter and 21st Century Insurance Group's Bylaws (the "Bylaws") provide that the corporation shall indemnify any person who was or is a party or who was or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (including, without limitation, one by or in the right of the corporation to procure judgment in its favor), whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer or trustee of another corporation or a partnership, joint venture, trust or other enterprise, from and against any and all expenses (including attorney's fees), judgments, fines and amounts reasonably incurred or suffered by such person to the fullest extent authorized by the DGCL. The Charter and the Bylaws also provide that the indemnification provided in the Charter and the Bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or any other corporation or enterprise against expense liability or loss whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL, the Charter, the Bylaws or otherwise. The Charter and Bylaws also provide for the advancement of expenses to such indemnified persons in connection with the defense of any such actions.

        The Charter and Bylaws also provide that the Company may, to the extent authorized by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Company to the fullest extent permitted by the Charter and the Bylaws with respect to indemnification and advancement of expenses of directors and officers of the Company.

Insurance

        We maintain liability insurance covering directors and officers of 21st Century Insurance Group.

        Section l02(b)(7) of the Delaware General Corporation Law, as amended, allows a corporation to include a provision in its certificate of incorporation limiting or eliminating the personal liability of directors of the corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director (a) breached his/her duty of loyalty to the corporation or its stockholders, (b) acted not in good faith or in knowing violation of a law, (c) authorized the payment of a dividend or approved a stock repurchase in violation of Delaware General Corporation Law or (d) obtained an improper personal benefit from a transaction.

Item 21. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit Number		Description of Exhibit
3.1		Certificate of Incorporation, incorporated herein by reference to Appendix B from the Registrant's Information Statement on Form DEF 14C filed on November 13, 2003.
3.2		By-laws, incorporated herein by reference to Appendix C from the Registrant's Information Statement on Form DEF 14C dated November 13, 2003.
4.1
Indenture, dated December 9, 2003, between 21st Century Insurance Group and The Bank of New York, as trustee, incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.
4.2		Exchange and Registration Rights Agreement, dated December 9, 2003, incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.
5.1	*	Opinion of Gibson, Dunn & Crutcher LLP as to the legality of the securities to be issued in this exchange offer.
10.1		Amendment to Registrant's Restricted Shares Plan, incorporated herein by reference from the Registrant's Form 10-K for year ended December 31, 2001.
10.2
Split Dollar Insurance Agreement between Registrant and Stanley M. Burke, as trustee of the 1983 Foster Insurance Trust, incorporated herein by reference from the Registrant's Form 10-K for year ended December 31, 2001.
10.3		Registrant's Supplemental Executive Retirement Plan as amended, incorporated herein by reference from the Registrant's Form 10-K for year ended December 31, 2001.
10.4		Registrant's Pension Plan, 1994 Amendment and Restatement, incorporated herein by reference from the Registrant's Form 10-K for year ended December 31, 2001.
10.5		Investment and Strategic Alliance Agreement, incorporated herein by reference from the Registrant's Form 10-K for year ended December 31, 2001.
10.6		Amendment to the Investment and Strategic Alliance Agreement, incorporated herein by reference from the Registrant's Form 10-K for year ended December 31, 2001.
10.7		Registrant's 1995 Stock Option Plan, incorporated herein by reference from the Registrant's Form S-8 dated July 26, 1995.
10.8		Amendment to Registrant's 1995 Stock Option Plan, incorporated herein by reference from the Registrant's DEF 14A dated April 18, 1997.
10.9		2003 Short Term Incentive Plan, incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.
10.10		Amendment to Registrant's 1995 Stock Option Plan incorporated herein by reference from the Registrant's DEF 14A dated April 30, 2001.

10.11		Registrant's Savings and Security Plan incorporated herein by reference from the Registrant's Form 10-K for year ended December 31, 2001.
10.12		Form of Lease Agreements for Registrant's Principal Offices, incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.
10.13		Forms of Amended and Restated Stock Option Agreements, incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.
10.14		Form of Restricted Shares Agreement, incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.
10.15
Form of Retention Agreements for executives Richard A. Andre, Michael J. Cassanego, G. Edward Combs, Carmelo Spinella and Dean E. Stark, incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.
10.16
Sale and Leaseback Agreement between 21st Century Insurance Company and General Electric Capital Corporation, for itself, and as agent for Certain Participants, as amended, dated December 31, 2002, incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.
12.1	*	Computation of ratio of earnings to fixed charges.
21.1		Subsidiaries of Registrant, incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.
23.1	*	Consent of Independent Accountants.
23.2	*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
24.1		Powers of Attorney (included as part of the signature pages to this registration statement).
25.1	*	Form T-1 Statement of Eligibility of The Bank of New York to act as Trustee under the Indenture
99.1	*	Form of Letter of Transmittal
99.2	*	Form of Notice of Guaranteed Delivery
99.3	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.4	*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.5	*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*
Filed herewith

(b)
Financial Statements and Schedules.

        See the Condensed Financial Information beginning on page F-38.

  (c)
  Reports, Opinions or Appraisals.

        None.

Item 22. Undertakings

        (a)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a)

or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b)   The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (c)   The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodland Hills, State of California on April 5, 2004.

21ST CENTURY INSURANCE GROUP
By:	/s/ CARMELO SPINELLA Carmelo Spinella Chief Financial Officer and Senior Vice President

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Michael Cassanego and Carmelo Spinella, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement the Company may hereafter file with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933 to register additional shares of common stock, and to file this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated below and on the dates indicated.

Signature	Title	Date

/s/ BRUCE W. MARLOW Bruce W. Marlow	President and Chief Executive Officer and Director (Principal Executive Officer)	April 5, 2004
/s/ CARMELO SPINELLA Carmelo Spinella	Chief Financial Officer and Sr. Vice President (Principal Financial and Accounting Officer)	April 5, 2004
/s/ ROBERT M. SANDLER Robert M. Sandler	Chairman of the Board	March 31, 2004

/s/ JOHN B. DE NAULT, III John B. De Nault, III	Director	April 1, 2004
/s/ R. SCOTT FOSTER, M.D. R. Scott Foster, M.D.	Director	March 31, 2004
Roxani M. Gillespie	Director	, 2004
/s/ JEFFREY L. HAYMAN Jeffrey L. Hayman	Director	March 31, 2004
/s/ FRED J. MARTIN, JR. Fred J. Martin, Jr.	Director	April 2, 2004
/s/ JAMES P. MISCOLL James P. Miscoll	Director	March 30, 2004
/s/ KEITH W. RENKEN Keith W. Renken	Director	March 30, 2004
Gregory M. Shepard	Director	, 2004
Howard I. Smith	Director	, 2004

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
WHERE YOU CAN OBTAIN MORE INFORMATION
PROSPECTUS SUMMARY
The Exchange Offer
The Notes
The Company
Summary Financial Data
Organizational Chart
RISK FACTORS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
CAPITALIZATION
THE EXCHANGE OFFER
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Critical Accounting Policies
BUSINESS 21st Century Insurance Group
Geographic Concentration of Business
Types and Limits of Insurance Coverage
Personal Auto Product Innovations
Marketing
Consumer Advocacy
Customer Retention and Vehicles in Force
Underwriting and Pricing
Competition
Servicing of Business
Claims
Growth and Profitability Objectives
Underwriting Expense Ratio—Personal Auto Lines
Loss and Loss Adjustment Expense Reserves
Loss and Reserve Development
Reinsurance
State Regulation of Insurance Companies
Holding Company Regulation
Non-Voluntary Business
Employees
DESCRIPTION OF THE NEW NOTES
MATERIAL ERISA CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AUDITED FINANCIAL STATEMENTS—DECEMBER 31, 2003
21ST CENTURY INSURANCE GROUP CONSOLIDATED BALANCE SHEETS
21ST CENTURY INSURANCE GROUP CONSOLIDATED STATEMENTS OF OPERATIONS
21ST CENTURY INSURANCE GROUP CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
21ST CENTURY INSURANCE GROUP CONSOLIDATED STATEMENTS OF CASH FLOWS
21ST CENTURY INSURANCE GROUP NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA
21ST CENTURY INSURANCE GROUP (PARENT COMPANY) CONDENSED FINANCIAL INFORMATION OF REGISTRANT BALANCE SHEETS
21ST CENTURY INSURANCE GROUP (PARENT COMPANY) CONDENSED FINANCIAL INFORMATION OF REGISTRANT STATEMENTS OF OPERATIONS
21ST CENTURY INSURANCE GROUP (PARENT COMPANY) CONDENSED FINANCIAL INFORMATION OF REGISTRANT STATEMENTS OF CASH FLOWS
21ST CENTURY INSURANCE GROUP (PARENT COMPANY) NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT DECEMBER 31, 2003
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY